SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 000-21742

Acergy S.A.
(Translation of registrant's name into English)

c/o Acergy M.S. Limited
Dolphin House
Windmill Road
Sunbury-on-Thames
Middlesex, TW16 7HT, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Attached herewith is the Annual Report to Shareholders ("Annual Report") for Acergy S.A. (the "Company") for the fiscal year ended November 30, 2006 in respect of the registrant and its subsidiaries on a consolidated basis.

This Annual Report will be mailed by Deutsche Bank Trust Company Americas to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) of record as of March 30, 2007.

This Annual Report furnished pursuant to this Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form S-8 (No. 33-85168, No. 333-9292, No. 333-74321, No. 333-124983 and No. 333-124997) and the Company's Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof.

Certain statements contained in this Annual Report furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; the Company's relationship with significant clients; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACERGY S.A.

Date: February 15, 2007

By: ______________________
Name: Stuart Jackson
Title: Chief Financial Officer

GROWTH & DELIVERY

Acergy Annual Report and Accounts 2006



GROWTH & DELIVERY

WHO WE ARE

We are a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group – globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners – ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

OUR VISION

To be the acknowledged leader in seabed-to-surface engineering and construction.

OUR VALUES

- We operate as one group
- Client relationships are key
- People are central to our success
- Projects are our business
- Engineering is at the heart of our business
- We act on our commitments

CONTENTS

WHAT WE DO

Acergy is an offshore engineering and construction contractor that designs and installs deepwater oilfield infrastructure. Our specialist expertise is focused on construction and maintenance operations between the seabed and the surface of the sea. We have chosen to operate in four distinct market segments.

	SURF – Subsea, Umbilicals, Risers & Flowlines	IMR – Inspection, Maintenance & Repair	Conventional	Trunklines
				
Description of competency	Subsea engineering and construction usually on lump sum contract. Pipelay and associated services. The largest market segment for Acergy.	Examination by divers and Remotely Operated Vehicles (ROV's) of offshore oil and gas facilities. Undertaking repairs as necessary.	Fabrication and installation of fixed offshore platforms and associated pipelines in West Africa.	The installation of large diameter oil and gas pipes over long distances from the semi-submersible pipelay barge *Acergy Piper*.
Key activities	Subsea engineering and construction, mostly related to the development of new deepwater oil and gas fields worldwide.	Regular IMR activity on offshore oil and gas field production platforms, subsea structures, flowlines and risers throughout their production life.	Fabricating fixed offshore platforms and subsea hardware at yards in Nigeria and Angola and laying offshore pipelines in shallow water enables Acergy to maintain a high level of local content in our projects in Africa.	The operation of the pipelay barge *Acergy Piper* to install trunklines that carry oil or gas over long distances.
Key projects	• Greater Plutonio • Erha UFL • Moho Bilondo • Britannia Satellites • Dumbarton	• BP North Sea • CNR Frame	• Amenam II • EPC2B • Benguela Belize	• Langeled • Ekofisk • Tyrihans

WHERE WE OPERATE

Acergy is a global operation that is managed as five separate geographical entities. Each regional business has responsibility for its own financial performance.



Acergy Northern Europe & Canada
Acergy North America & Mexico
Acergy South America
Acergy Africa & Mediterranean
Acergy Asia & Middle East

In $millions	Africa & Mediterranean	Northern Europe & Canada	North America & Mexico	South America	Asia & Middle East
Net Operating Revenue	$1,045.5	$827.2	$38.0	$82.6	$129.8
Operating Expenses	$ 852.5	$673.4	$31.7	$68.7	$112.9
Income before tax	$ 133.9	$122.5	$ 2.8	$ 4.5	$ 1.1

FINANCIAL HIGHLIGHTS

For the financial year ended 30 November In US dollar millions, except per share data	2006 $m	2005 $m	2004 $m
Net operating revenue from continuing operations	2,124.2	1,483.3	1,099.6
Net operating income from continuing operations	286.7	152.0	67.9
Income from continuing operations	220.9	106.4	44.9
Net income	236.7	139.5	5.1
Net cash provided by operating activities	38.2	271.3	152.1
Net income per share from continuing operations:			
Basic	1.15	0.56	0.28
Diluted	1.10	0.54	0.28
Weighted average number of common shares and common Share equivalents outstanding:			
Basic	192.7	191.1	157.6
Diluted	201.1	195.5	159.5

As at 30 November In US dollar millions	2006 $m	2005 $m	2004 $m
Cash and cash equivalents	717.5	316.0	135.0
Long-term debt and capital lease obligations	507.1	8.7	69.7
Total shareholders' equity	699.7	455.7	314.6

Operating Revenue



Africa & Mediterranean
49.2% $1,045.5m

Northern Europe & Canada
38.9% $827.2m

Asia & Middle East
6.1% $129.8m

South America
3.9% $82.6m

North America & Mexico
1.8% $38.0m

Corporate
0.1% $1.1m

Net Fixed Assets



Construction Support Ships
52% $331.9m

Operating Equipment
42% $274.3m

Land & Buildings
4% $29.0m

Other Assets
2% $10.4m

Client Base



Revenue from Multinational Oil Companies
59%

Revenue from National Oil Companies
22%

Revenue from Independent Oil & Gas Companies & Offshore Contractors
19%

CHAIRMAN'S STATEMENT



> "Financial results for the year are very satisfactory and our project performance has pleased nearly all of our clients. Tom Ehret and his management team have successfully refocused the group and will continue to optimize the use of Acergy's expertise and assets in future."
>
> Mark Woolveridge Chairman

Once again, Acergy has delivered excellent results. I would like to thank all our employees for their diligence and hard work throughout 2006.

Financial results for the year are very satisfactory and our project performance has pleased nearly all of our clients. Tom Ehret and his management team have successfully refocused the company and will continue to optimize the use of Acergy's expertise and assets in future.

2006 saw us make good progress in replacing some of our older assets with modern ships and equipment. Moving forward, we will continue to tailor our asset portfolio to match the changing needs of clients and the demands of the challenging environments in which we operate.

Investing in our key strengths

Our key strengths are our people, our fleet and our strong track record. Bringing the best people into Acergy and continuing their professional development throughout their time with the company is vital to ensure optimum performance now and in the future. I can confirm that resourcing remains a high priority for our senior management team.

We have good reason to be confident about the future. Our forward order book is strong and our services in great demand. We believe this will remain the case at least to the end of the decade. Our efforts to refocus management in Asia, Brazil and North America have delivered positive results. The introduction of new and upgraded assets in our growing regional businesses will further improve their performance in the coming years.

In the light of our recent success, the Board has reviewed our strategy. Our program of fleet rejuvenation will continue. Further growth can be achieved not only organically or by acquisition or merger, but also by persuing complimentary business opportunities. All of these are being carefully monitored.

Rewarding our investors

The Board recognizes the need to reward shareholders for their investment in Acergy. We initiated a share buyback program in September 2006 and in the light of full year results, the Board has resolved to recommend the payment of a dividend in 2007. Our options for internal investment are currently being considered.

Board appointments and committees

The Board meets four times each year. In November 2006, we were delighted to welcome Sir Peter Mason as a new Director of the company. Sir Peter has a long and impressive track record in engineering contracting, and prior to his retirement at the end of the year was Chief Executive Officer of Amec Plc.

Our Board Committees were again very active throughout 2006.

The Governance and Nominating Committee will continue to evaluate longer-term solutions to issues concerning the balance and succession of Board members.

The Compensation Committee has completed a further review of our reward strategy and practice in order to ensure that the company remains well placed to secure and retain the best quality people in our company.

For a second year running the Audit Committee was heavily involved in overseeing the Sarbanes-Oxley compliance process.

In conclusion, I would like to emphasize Acergy's core strengths once again, our people and our assets. We must maintain the high quality of both in order to meet the needs of our clients now and in the future.

Mark Woolveridge Chairman

CHIEF EXECUTIVE OFFICER'S STATEMENT



"Our growth over the past two years has been extraordinary, with revenue from continuing operations in 2005 up by 36% over the previous year and with a further 43% increase in 2006. Most importantly, during this year we achieved a balance between our growth and the delivery of our projects."

Tom Ehret Chief Executive Officer

Net income for the year from continuing operations was $220.9 million. This is in line with our expectations and indicates that overall project delivery has been good. In short, we have delivered on our predictions for the year. We also said that the market would continue to grow and that pricing would remain strong. We were right on both counts.

Reflecting on the past year

2006 was a new start for Acergy. Our re-branding exercise represented more than a change of name; it effectively created a new company – with a new vision, new values and new objectives.

2006 also saw the launch of our Total Quality Management project – Total Acergy Quality Leadership (TAQL). This project is central to our determined efforts to raise our game in a market defined by explosive growth and increasing technological challenges. TAQL is a long-term project rather than a quick-fix. It is about delivery, predictability and quality for our clients. Successful delivery of TAQL is essential if we are serious about achieving our vision to be the acknowledged leader in seabed-to-surface engineering and construction.

Throughout the year, we demonstrated our ability to meet the very real human resources challenge facing Acergy and others in our industry. Thanks to a structured approach, we effectively added a net 100 new employees to our workforce every month and in an overheated labor market we have been successful in retaining those employees whose loyalty and dedication to Acergy is so important for our future success. The quality of our learning and development programs for all employees and the strength of the Acergy Academy, which provides engineering training, have proven critical to retention.

The launch of $500 million Convertible Notes can be looked upon as a sign of our growing maturity. This is demonstrated by our ability to establish a strong platform for the future while we are still growing and so soon after our turnaround.

The year was also marked by two disappointments: our struggle to control capital expenditure, with several projects in our program running over budget, and our inability to complete our loss-making discontinued operations in Trinidad and Tobago, due largely to circumstances beyond our control. This project was essentially completed in January 2007.

SURF MARKET

The global SURF market is expected to grow due to increasing E&P expenditure, with an increased focus on subsea and deepwater developments. Demand is expected to grow by about 50% over the 2005-2012 period, from $6 billion to $9 billion annually in historic prices. Rising supply chain costs for equipment, materials and manpower are expected to bring the total market value to about $12 billion. The industry, capacity constrained in terms of both people and assets, is responding by adding new ships to the SURF fleet, which we expect will lead to a 50% growth in key assets between 2005 and 2009.

Taking stock of our current position

So, where are we now? We have a strong balance sheet and a loyal workforce numbering some 7,000 employees. We are also in the process of strengthening our fleet, adding five new ships to underpin our future growth. Year-on-year, our backlog is up 17%, while our tendering bank is up 70% for West Africa alone and has grown by a factor of three for Asia and the Middle East. Despite the inevitable pressures arising from this growth, we have maintained control of our overhead with SG&A costs at 7% of revenue.

Our growth over the past two years has been extraordinary, with revenue from continuing operations in 2005 up by 36% over the previous year and with a further 43% increase in 2006. Most importantly, during this year we achieved a balance between our growth and the delivery of our projects. We believe it would be unwise to try and sustain the growth of an engineering and construction company at this exceptional rate without a pause.

Solid Market Demand Visibility : SURF 2005-2012


12000
10000
8000
6000
4000
2000
Cost Increase
Volume

Source: Company data

"Acergy is on course to sustain its growth until 2010, with its market visibility secured until then and with much of the project work for the next three years either already at, or close to, the bidding stage."

Clients, employees, potential recruits, investors, suppliers and bankers – all stakeholders in our future success – now recognize Acergy as an active participant in the development of our industry. We have achieved a lot in two years.

Looking forward to 2007

Following our rapid growth over the past two years the time is now right for consolidation. In our industry, new projects tend to come onstream in waves rather than as a continuous flow, with long term growth marked by peaks and troughs. We anticipate revenue growth of around 10% for 2007 compared with a CAGR of 24.5% over the past two years.

Our backlog should continue to grow as the next wave of major contract awards rolls through our industry, allowing us to expand our presence in Asia and the Middle East, South America and in Russia.

Two key themes for the year will be integration and delivery with the need to train our new employees and integrate new ships into the fleet, both currently more pressing issues for us than top line growth. Another priority for 2007 will be the continued roll-out of Total Acergy Quality Leadership (TAQL) which should impact on around 50% of our workforce during the year. As the program becomes part of the Acergy way of life for more and more of our employees, we expect to see our earnings improve regardless of top line growth.

We will also review our strategy during 2007 and take positive steps to make our balance sheet work harder. We are both willing and able to invest for the future, alert to any opportunities that arise to consolidate within our industry or broaden the scope of our offer to clients.

Acergy is on course to sustain its growth until 2010, with its market visibility secured until then and with much of the project work for the next three years either already at, or close to, the bidding stage.

IMR, CONVENTIONAL AND TRUNKLINE MARKETS

The market for Inspection, Repair and Maintenance (IMR) is expected to grow in line with the number of new offshore fields that are coming on stream, all of which will require regular repair and maintenance throughout their production life.

A high level of growth is anticipated in the West African Conventional market with 2007 - 2011 being exceptionally busy years. The market is then expected to return to more normal levels thereafter, but at a market value substantially higher than in 2006.

The Trunkline market is expected to grow steadily over the next few years with the average market value in each year between 2008 and 2012 being at least three times greater than in 2006. Any long term trunkline market forecast should however be viewed with caution as it is made up of a small number of very large projects each of which are subject to start time changes due to a number of political, environmental and economic factors.

Thinking beyond 2010

Looking even further forward, our ambition and expectation is continued growth although inevitably, our ability to grow organically while maintaining a clear focus on the SURF market may not meet our ambitions. We will need to be sensitive to the structural changes occurring in our industry in order to move forward – reacting to strategic and geographic shifts that are already becoming evident. Ultimately, we will need to define and deliver a broader role for Acergy in the next decade.

Tom Ehret Chief Executive Officer

SUBSEA TREE INSTALLATION

"A leading indicator of growth in the SURF market is the number of subsea trees scheduled to be installed in any year. Driven by the growing number of subsea developments, the fastest growing sector of this market is that for trees to be installed in water depths between 1000 and 2000 metres, illustrating a clear market trend for subsea trees moving into ever greater water depths. The number of trees in shallow water appears to be reaching a plateau, although that may be the result of lesser project visibility."

Global Subsea Tree Installation Forecast by Waterdepth


500
400
300
200
100
0
2002-2004
> 2000
1000 2000
300-1000
< 300

Water Depth in Meters

Source Company data

OUR MANAGEMENT TEAM


Acergy is managed at corporate level by a core team of senior executive managers who form a Group Management Committee forum.

Tom Ehret Chief Executive Officer is the most senior executive and a member of the Board of Directors. He provides the Board with a forum for strategy implementation, monitoring and reporting of performance and progress.

Stuart Jackson Chief Financial Officer is responsible for the financial accounting and reporting of the Group in compliance with regulatory requirements, global Information Management and external communications matters.

Bruno Chabas Chief Operating Officer is responsible for the day-to-day activity of the Group in the five operating segments. He represents the Group in its incorporated joint ventures and is the owner of the project management process.

Jean-Luc Laloë Corporate Vice President Strategic Planning is responsible for the preparation of the Group's Strategic Plan and for the evaluation and management of acquisition, merger and divestment initiatives.

Mark Preece Corporate Vice President Business Development is responsible for developing future business opportunities for the Group and maintaining relationships with key customers.

Allen Leatt Chief Technology Officer is responsible for the Group's Technologies and Marine Assets, and on a functional basis the engineering, Supply Chain Management, Health, Safety, Environment & Security and offshore operational standards.

Keith Tipson Corporate Vice President Human Resources is responsible for the global Human Resource activity within the Acergy Group.

Johan Rasmussen Corporate Vice President General Counsel advises the Chief Executive Officer and other members of the Corporate and Regional Management on legal, contracting and risk management matters.



Pictured from left to right: Stuart Jackson, Mark Preece, Tom Ehret, Allen Leatt, Bruno Chabas, Jean-Luc Laloë, Johan Rasmussen, Keith Tipson.

GROWTH &

We are growing our business in line with the increasing demand for the specialist services that we offer as our market visibility now extends out to 2012. We are focused on four key imperatives that will enable us to deliver sustainable growth and deliver all of our projects at better or equal to "as sold" results.


DELIVERY
1 Building an industry-leading asset base
2 Growing a quality workforce
3 Delivering excellence in project management
4 Providing unrivalled technical expertise
For a regular update on how we are managing growth and delivery, please visit our website:

1. BUILDING AN INDUSTRY-LEADING ASSET BASE

"Converting existing modern ships for deepwater construction and pipelay enables us to take early advantage of the rapidly growing market."



Jean-Luc Laloë
Corporate VP Strategic Planning



Mark Preece
Corporate VP Business Development

Good forward visibility of a rapidly growing market and high levels of utilization of our ships, support our ongoing actions to grow our fleet. Consequently, bearing in mind the need to carefully balance supply and demand, four new construction ships will be added to the Acergy fleet in 2007 and one more in 2008.

The *Polar Queen* and the *Pertinacia*, both former cable lay ships, which were secured on long-term charter back in 2005, are currently being converted for use in deepwater construction. These conversions enable us to gain competitive advantage by avoiding the three-year delivery time necessary for newly built ships.

In Asia, where the deepwater market is growing fast, the Sapura Acergy joint venture will take delivery of the newly built *Sapura 3000*, a state-of-the-art pipelay and heavy lift ship, in 2007. She will be joined in Asia by the recently chartered *Toisa Proteus*. Our fleet in the North Sea and Arctic regions will also be strengthened in 2008, with the arrival of the new build chartered vessel *Skandi Acergy*.

These new ships add strength to our fleet. They bring us additional revenue generating capacity and reduce average fleet age, while maintaining our strategy of keeping the fleet just short on major assets, so that we maintain high levels of utilization in any market downturn.



The *Pertinacia*, a former cable lay ship chartered by Acergy, is being converted for deepwater flexible pipelay. Shown here in a shipyard in the latter stages of her conversion in January 2007, it will start work in the first quarter of 2007, on a $250 million, six year firm contract for Petrobras in Brazil. Acergy will then have three ships on long-term charter to *Petrobras*.



2. GROWING A QUALITY WORKFORCE

"We continue to attract and retain the best people in our industry, having added another 1,000 people for the second year in succession."



Keith Tipson
Corporate VP Human Resources

At heart, Acergy is a business driven by the know-how and passion of its people. Building and growing a quality workforce is essential to meet market demand and is probably the single most important challenge we face in growing the company today.

We relish this challenge. In both 2005 and 2006 we added a further 1,000 skilled people to our workforce – an *impressive achievement in a sector where the demand for* talent has exceeded supply for several years. In this environment, our continuing success in attracting newly qualified engineers and experienced professionals from other industries speaks volumes.

Recruiting the best people is just one aspect of the challenge we face. Retaining and developing them is equally critical to our future growth. We have created a career-long learning and development framework for all Acergy employees, delivering the skill sets they need to succeed across all of our key disciplines: project management, engineering, offshore operations and specialist safety training through PASS, our leading-edge safety training school. We have also launched the Acergy Academy, which focuses on technical and functional training.

Our investment of $10 million in talent development over and above essential training shows just how seriously we take this business-critical issue and how highly we value our people. We continue to invest in our people because we know they hold the key to our long-term success.

In order to achieve our vision of being the acknowledged leader in seabed-to-surface engineering and construction, we work hard to attract and retain the best people. Through our many training and development programs we work *with our people to ensure that they have an intellectually* challenging, dynamic and rewarding career.









3. DELIVERING EXCELLENCE IN PROJECT MANAGEMENT

"We are revitalizing our project management process as we strive to deliver all our projects on time and at better than budget cost."



Bruno Chabas
Chief Operating Officer



Johan Rasmussen
Corporate VP and General Counsel

Continuous improvements in project execution have contributed to our impressive financial results over the past few years – but there is always room to do even better. Building on our recent experience, our pursuit of excellence is ongoing.

Rapid growth in our markets means we can optimize our resources in bidding for just those projects which we have the best chance of winning. We aim to become fully involved in suitable projects long before they come to tender basing our assessment of suitability on challenges that fit the availability of our assets, our technologies and our preferred risk profile. In short, we aim to bid for those projects that we are best placed to win.

We are currently taking steps to manage projects even more efficiently by introducing simplified, group-wide processes and sharing knowledge and experience better than ever before. A similar step-change has already been achieved in our ability to identify evaluate and mitigate project-related risks over recent years. We welcome client feedback and use it to learn for the future

Today, while using our experience to add value for clients, we also focus our energies to secure appropriate compensation for additional work on projects, while alterations to our payment structures now help us to maintain a cash positive position More than ever before, Acergy works with all project stakeholders to deliver projects to specification, on time and on budget.

The *Acergy Piper*, a semi-submersible trunkline lay barge, successfully installed 980 km of the 1166 km Langeled gas pipeline between Norway and the UK
This two year pipelay program, valued at $250 million on award, was successfully completed in the fourth quarter of 2006. 3 5 million man hours were worked on this challenging project without any lost time accidents.

4. PROVIDING UNRIVALED TECHNICAL EXPERTISE

"The ever deeper and increasingly complex subsea construction frontier demands excellence in engineering."



Allen Leatt
Chief Technical Officer

Our core values put engineering at the heart of our business. Throughout 2006, our technical development continued at an impressive pace, with expansion, improvement and innovation as key themes for the year.

We added a further 110 engineers to an engineering force that has grown by 45% over the past two years to support our global expansion. But this increase in numbers is only part of the story. We have also worked hard to improve training, development and staff retention.

2006 saw the launch of our Engineer Development Scheme, a continuous professional development program that helps Acergy engineers to assess their own strengths and structure their career plans. During the year we also expanded the highly rated technical training modules offered through our Graduate Engineering Development Scheme to make them available to more engineers than ever before. We also consolidated all of our engineer development programs to create our own dedicated training organization, the Acergy Academy.

With engineers in short supply throughout our industry, we have developed a virtual network across different engineering disciplines to improve the way we share knowledge and promote best practice. We have also improved consistency, standardizing the working processes across all of our engineering teams worldwide.

Our clear focus on the need to provide our engineers with the very best training, tools and knowledge networks sets us apart from our competitors. We believe it gives us a tangible advantage in recruiting and retaining the best people.

An innovative "J Lay" deepwater pipelay system was installed on the *Acergy Polaris*, our main construction asset in West Africa, in the fourth quarter of 2006 as part of an $80 million upgrade program. Viewed here from the top of this J Lay tower, a double joint of pipe is being lifted into the vertical pipelay tower for welding on to a production pipeline that is being laid as the barge moves forward.





FINANCIAL STRATEGY



"During 2006 we ensured that our financial strategy was aligned with our financial capability to deliver our growth objectives within a well structured control environment."

Stuart Jackson Chief Financial Officer

During 2006 we ensured that our financial strategy was aligned with our financial capability to deliver our growth objectives within a well structured control environment. The quality of this control environment was confirmed during the year under Section 404 of United States Sarbanes-Oxley Act of 2002.

We intend to maintain our focus on improving the control environment within the business and we consider it to be a key pillar contributing to an appropriate financial strategy

Developing our Capital Structure

A key consideration in our financial strategy was an assessment and development of an appropriate balance sheet

Share and Convertible Note price chart



NOK share price
Bond price
130
120
110
100
90
12/09/06
12/12/06

We have a long-term investment *horizon* but more limited revenue horizon. A controlled and well measured introduction of leverage to our balance sheet is therefore important. Accordingly the Board has established a policy around the volume of debt and the ability to service debt before considering investment opportunities.

In August we amended our existing syndicated bank facilities increasing the amount from $350 million to $400 million giving us market standard terms, improved pricing and an extended maturity date. We also simplified the covenant structure, placed the facilities on an unsecured basis and removed restrictions on other sources of indebtedness.

In October 2006 we completed an offering of $500 million Convertible Notes due in 2013 which are convertible into our Common Shares with an annual interest rate of 2.25% and a conversion price of $24.05 per Convertible Note.

The proceeds will be used to fund further upgrading and rejuvenation of our fleet, to provide a platform to support growth initiatives and to repurchase issued share capital for a maximum consideration of $300 *million*.

Returns to Shareholders

Following the issuance of the Convertible Notes, we commenced a share repurchase program as announced on September 11, 2006. We will continue this program into fiscal year 2007 as part of our strategy to reshape our group capital structure.

In line with our published results for 2006 and for the first time in our history, the Board has resolved to recommend the payment of a dividend of $0.20 per share to be paid in 2007, subject to shareholder approval. This signifies a new maturity of our business and reflects our confidence in the future of our sector.

Stuart Jackson Chief Financial Officer

INTERNAL CONTROLS

The original COSO framework cube shows internal controls across three dimensions. The functions – Operations, Financial Reporting and Compliance, *are shown* on top of the cube. These translate into an organization that is managed effectively with accurate financial reporting and which complies with all applicable statutes. The organizations and activities within the company are shown on the side, while the third dimension, on the face of the cube, cover the specific activities which are needed for effective internal control.



PERFORMANCE REVIEW

AFRICA AND MEDITERRANEAN



Jean-Pierre Capron

This segment comprises all activities in the Africa and Mediterranean region including the fabrication yards in Nigeria and Angola and related project-specific joint ventures.



For fiscal year ended Nov. 30 (in $ millions)	2006	2005
Net operating revenue*	**1,045.5**	714.1
Operating expenses*	**852.5**	592.9
Income before income tax*	**133.9**	49.4

*Figures for continuing operations

49.2%

of group total net operating revenue from continuing operations

Investment

The *Polar Queen* was taken on a long-term charter and will be deployed in West Africa in early 2007 on completion of her conversion for deepwater flexible pipelay

Divestment

Non-core shallow water diving assets were sold in November 2006 in line with our strategy of focusing on deepwater SURF business

Net operating revenue improved by $331.4 million or 46.4% over the previous year driven by an increase in SURF projects and the successful and timely execution of the Erha and EPC2B projects in Nigeria. SURF projects such as Erha, Greater Plutonio and Moho Bilondo contributed $602.4 million. Conventional projects such as Amenam II and EPC2B generated $246.3 million of net operating revenue. Projects in Angola through the Sonamet fabrication yard and the Sonacergy service company, both being fully consolidated joint ventures, reported $106.4 million of net operating revenue, an increase of $38.5 million over 2005, reflecting growth in market demand for local fabrication.

Operating expenses of $852.5 million showed an increase of $259.6 million over 2005, due to the higher level of project activity particularly on such projects as Greater Plutonio, Moho Bilondo, Erha and EPC2B

Income before tax of $133.9 million more than doubled compared to the previous year reflecting the higher levels of activity and good performance on the Erha, EPC2B and Amenam II projects

NORTHERN EUROPE AND CANADA



Oyvind Mikaelsson

This segment includes all operations in Northern Europe, Eastern Canada, Azerbaijan and related project specific joint ventures.



For fiscal year ended Nov 30 (in $ millions)	2006	2005
Net operating revenue*	**827.2**	579.0
Operating expenses*	**673.4**	486.7
Income before income tax*	**122.5**	67.0

*Figures for continuing operations

38.9%

of group total net operating revenue from continuing operations

Investment

The newly built ship the *Skandi Acergy* will be taken on charter for eight years from the second quarter of 2008. The *Acergy Viking*, a new build survey ship, has been taken on long-term charter and will join the fleet in mid 2007.

Net operating revenue improved by $248.2 million over the previous year driven by an increase in activity on SURF projects such as Britannia Satellites, the CNR Frame Agreement, Dumbarton, Gannet, Langeled, Volve and Terra Nova. The successful completion of the Langeled trunkline by the *Acergy Piper*, which laid 980 kilometers of large diameter pipeline over two years, also contributed to the improvement in operating revenue. Inspection, Maintenance and Repair activities, mostly for BP and Norsk Hydro, contributed $44.0 million of net operating revenue and Survey activities, mostly for Statoil and BP, contributed $45.8 million of net operating revenue.

Operating expenses increased by $186.7 million reflecting increases in project activity and the cost of overruns and delays on the Britannia Satellites, Tyrihans and Dumbarton projects.

Income before tax was $122.5 million, an increase of $55.5 million on the previous year driven by the increase in net operating revenue and an increase in net income from joint ventures.

Performance Review

NORTH AMERICA AND MEXICO



Tony Duncan

This segment includes activities in the United States, Mexico, Central America, and Western Canada and provides tendering and project management support for major international projects.



Continuing Operations

For fiscal year ended Nov 30 (in $ millions)	2006	2005
Net operating revenue	**38.0**	49.1
Operating expenses	**31.7**	48.5
Income (loss) before income tax	**2.8**	(1.8)

1.8%

of group total net operating revenue from continuing operations

Divestment

In fiscal 2005 we made a strategic decision to refocus Acergy North America and Mexico towards deepwater SURF work and sold our Conventional and shallow water assets to Cal Dive.

Net operating revenue at $38 million in 2006 was a reduction of $11.1 million from the previous year and was confined to projects conducted from the [illegible].

Operating expenses at $31.7 million reflected the decrease in activity in this segment during the year.

Income before tax at $2.8 million was an improvement of $4.6 million over the previous year reflecting project management services provided for the PRA-1 Project in Brazil.

Discontinued Operations

For fiscal year ended Nov 30 (in $ millions)	2006	2005
Net operating revenue	**66.6**	222.6
Operating expenses	**79.6**	205.8
Income before income tax	**16.9**	33.1

In January and March 2006 respectively the sale to Cal Dive of the pipelay barge *DLB 801* and the *Seaway Kestrel* was completed.

Net operating revenue decreased by $156.0 million to $66.6 million in 2006 reflecting delays in completing the Conventional projects in Trinidad and Tobago.

Operating expenses decreased by $126.2 million to $79.6 million. The decrease in costs being a reflection of the decrease in operating revenue driven by reduced activity.

Income before tax of $16.9 million was a decrease of $16.2 million due to difficulties in completing contracts in this segment and a reduction in the gains made from disposals to Cal Dive.

SOUTH AMERICA



Philippe Lamoure

This segment includes all activities in South America and the islands of the Atlantic Ocean.



For fiscal year ended Nov 30 (In $ millions)	2006	2005
Net operating revenue*	**82.6**	**50.2**
Operating expenses*	**68.7**	**44.0**
Income (loss) before income tax*	**4.5**	**(1.9)**

*Figures for continued operations

3.9%

of group total net operating revenue from continuing operations

Investment

The *[illegible]* was taken on charter for a six year contract with Petrobras. She will join the fleet early in 2007 on completion of her conversion for deepwater flexible pipelay

Net operating revenue of $82.6 million was an increase of $32.4 million reflecting an increase of SURF activity in relation to the engineering and procurement work for the PRA-1 contract, the first lump-sum contract to have been awarded to Acergy by Petrobras.

Operating expenses at $68.7 million were $24.7 million higher than the previous year due to increasing operating costs of the *Acergy Condor* and *Acergy Harrier* and the start of the engineering and procurement phase for the PRA-1 contract.

Income before tax of $4.5 million was an increase of $6.[illegible] million over the previous year as a result of the higher level of activity in the SURF and [illegible]MR segments.

ASIA AND MIDDLE EAST



Jeff Champion

This segment includes all activities in Asia Pacific, India and the Middle East, excluding the Caspian Sea, and includes the new joint venture in Malaysia, Sapura Acergy.



For fiscal year ended Nov. 30 (In $ millions)	2006	2005
Net operating revenue*	129.8	80.7
Operating expenses*	112.9	71.2
Income before income tax*	1.1	2.3

*Figures for continued operations

6.1%

of group total net operating revenue from continuing operations

Investment

The [illegible] a subsea construction ship was chartered for three years from the third quarter of 2007. The [illegible] a new build heavy lift and pipelay ship will be delivered in mid 2007 for the Sapura Acergy joint venture.

Net operating revenue at $[illegible] million was an increase of $[illegible] million on the previous year, [illegible] net operating revenues of the SURF projects Casino, Sakhalin and Dai Hung.

Operating expenses at $112.9 million, an increase of $41.7 million on the previous year, reflects difficulties on the Dai Hung and Kensi projects.

Income before tax at $1.1 million was a decrease of $1.2 million on the previous year.

MARINE ASSETS



Brian Leith

The Marine Assets Group is responsible for the crewing, safety, efficiency, effectiveness and integrity of the company's ships, pipelay barges, equipment and remotely operated vehicles (ROV's) worldwide.

The asset development group manages [illegible] ship [illegible] and [illegible] projects. These [illegible] and [illegible] [illegible] have been the major capital expenditure projects in 2006

The ship management group is responsible for maintaining the construction, pipelay, IMR and survey ships around the world in good working order. This is a demanding task at times of high utilization such as is currently being experienced

The mobile assets group (Construction) is responsible for the equipment that is mobilized on to our ships and barges to support specific construction and pipelay projects

The mobile assets group (ROV's) is responsible for the ROV fleet, the tooling, equipment and associated onshore support and offshore crews

TAQ! initiatives within the Marine Assets Group include a project that is working to reduce ship breakdown time to less than 2%, to increase internal customer satisfaction, and to improve the recruiting, training and development of the Acergy offshore crews.

A second TAQ! initiative is centralizing the management of our ROV operations, remote installation engineering, ROV tooling and support services. Through this initiative the remote operations department intends to deliver an industry leading remote operations service to our projects from design to execution

CORPORATE

This segment covers mobile assets which are not allocated to a particular region such as construction and flowline lay support ships, ROV's, pipeline ploughs and trenchers. Also included are the NKT Flexibles and the Seaway Heavy Lifting joint ventures.

For fiscal year ended Nov 30 (In $ millions)	2006	2005
Net operating revenue*	1.1	10.2
Operating expenses*	(9.5)	1.5
Income before income tax*	29.7	4.3

*Figures for continued operations

Net operating revenue decreased by $9.1 million to $1.1 million following the sale of Paragon Engineering Services Inc., with the 2006 figure relating to external corporate services

Operating expenses comprised a net over-recovery of $9.5 million due to high ship utilization. Income before tax of $29.7 million was mainly attributed to improvement in the net income contribution from unconsolidated joint ventures NKT Flexibles and Seaway Heavy Lifting together with the net over-recovery referred to above

BOARD OF DIRECTORS

Mark Woolveridge Chairman

[illegible] Director since 1993. Mr Woolveridge [illegible] Deputy Chairman from 2002 [illegible] appointed Chairman of the Board in February 2005. He has held a number of positions with BP since 1968, most recently serving as Chief Executive Officer of BP Engineering from 1989 until [illegible] in 1992. [illegible] BP [illegible] and his previous [illegible] was General Manager [illegible] UK and Norwegian [illegible] of the North Sea. He holds a Master [illegible] from [illegible] University [illegible] Academy of Engineering [illegible] of Mechanical Engineers. Mr Woolveridge is a British citizen.

James B. Hurlock Deputy Chairman

Mr Hurlock is a retired partner from the law firm White & Case LLP and served as Chairman of its Management Committee from 1980 to 2000. He has been a Non-Executive Director of the Company since 2002 and was appointed Deputy Chairman in February 2005. He is Chairman of the Governance and Nomination Committee and a member of the Audit Committee. He was Director of Northern Offshore Ltd which during the 1970s operated diver lock-out submarines and provided other services to the offshore oil industry. He holds a BA degree from Princeton University, an MA in Jurisprudence from Oxford University and a JD from Harvard Law School. Mr Hurlock is a US citizen.

Tom Ehret

Mr Ehret was appointed to the Board of Directors in November 2003 and has served in the position of Chief Executive Officer of the Company since March 2003. Previously he was Vice Chairman of the Management Board of Technip and President of its Offshore Branch. He was instrumental in the 1995 merger between Stena Offshore and Coflexip and negotiated the acquisition of this group by Technip in 2002. Mr Ehret has worked in all the major disciplines, both technical and commercial, and has been a Project Manager, a New Product Development Manager, a Marketing and Sales Manager, Managing Director, COO and CEO and Executive Chairman. Mr Ehret is a French citizen.

J. Frithjof Skouveroe

Mr Skouveroe [illegible] the Board in 1993. He is Chairman of the Compensation Committee and a member of the Audit Committee. He has been in the offshore business since 1976. He was previously CEO of Stolt-Nielsen Seaway, a predecessor of the Company. Mr Skouveroe has been on the Board of Ocean Rig ASA since 1996, a [illegible] contractor. He is the longest serving Board member. He has successfully participated in start-up of new ventures, in projects for turning around and growing companies in a variety of industries throughout his career. He has an MBA from INSEAD and an MSc from the Technical University of Norway. Mr Skouveroe is a Norwegian citizen.

George H. Doremus

Mr Doremus has been a Non-executive Director since June 2004. He is a member of both the Governance and Nomination Committee and the Compensation Committee. He currently serves as Chief Executive Officer of and has an equity position in Gulf Energy Technologies. Previously he was Executive Vice President, Oil and Gas [illegible] President of [illegible] for Aker Kvaerner ASA from [illegible]. [illegible] Vice President [illegible] Manager of Eastern Hemisphere Projects and Middle East Operations, and held [illegible] positions at Atlantic Richfield Corporation and Exxon Corporation [illegible] career. Mr Doremus is a US citizen.

Trond O. Westlie

Mr Westlie [illegible] Non-executive Director of the Company [illegible] June [illegible] and is Chairman of the Audit Committee and a member of the Governance and Nomination Committee. [illegible] President and Chief Financial Officer of the Telenor Group. He has previously been [illegible] President and Chief Financial Officer of Aker Kvaerner ASA from 2002 to 2004, and Executive Vice President and Chief Financial Officer of Aker Maritime ASA from [illegible] to 2002. He qualified as a State Authorised Public Accountant from Norges Handelshøyskole (the Norwegian School of Economics and Business Administration) and has served [illegible] boards. Mr Westlie is a Norwegian citizen.

Sir Peter Mason KBE

Sir Peter Mason brings extensive management and oil service sector experience, having served as Chief Executive for AMEC from 1996 until his retirement in September 2006. Prior management positions include Executive Director of BICC plc and Chairman and Chief Executive of Balfour Beatty. He was appointed a Non-executive Director of BAE Systems [illegible] January 2003 and joined the Board of the Olympic Delivery Authority (ODA) in a non-executive capacity in October 2006. He is a Fellow of the Institution of Civil Engineers and he holds a Bachelor of Sciences degree in Engineering. Sir Peter is a British citizen.


1.


2.


3.




5.


6.


7.

1. Mark Woolveridge

2. James B. Hurlock

3. Tom Ehret

4. J. Frithjof Skouverøe

5. George H. Doremus

6. Trond Ø. Westlie

7. Sir Peter Mason KBE

CURRICULUM VITAE

CORPORATE MANAGEMENT TEAM

Tom Ehret Chief Executive Officer

Tom Ehret joined Acergy as Chief Executive Officer in March 2003 having previously been Vice Chairman of the Management Board of Technip-Coflexip and President of its Offshore Branch. Tom has been in the offshore oil and gas business for over 30 years having experience of working with Comex, FMC Corporation, Stena Offshore, Coflexip Stena and Technip and has managed companies for over 20 years during this period. Tom trained as a mechanical engineer and started working as an R&D engineer before moving into project management. He has held a variety of positions both technical and commercial for several leading offshore engineering and construction companies. He speaks French, German and English and has worked in France, the US and the UK.

Stuart Jackson Chief Financial Officer

Stuart Jackson joined Acergy in April 2003 as Chief Financial Officer where he was immediately responsible for the financial restructuring of the Group. Before joining Acergy Stuart was Managing Director of NRG Energy Inc's UK operations and completed a leveraged management buyout and restructuring of the principal businesses. He has previously headed trading, finance, commercial and HR functions in the power sector and spent 12 years in the oil and gas sector working with Marathon Oil and LASMO in Europe, North Africa and the Far East. Stuart is an honours graduate of Loughborough University of Technology and an FCMA.

Bruno Chabas Chief Operating Officer

Bruno Chabas was appointed Chief Operating Officer in October 2005 with responsibility for all the day-to-day commercial and operational activity of the five regions. Since joining the Group in 1992 Bruno has held various positions in the UK, France and the US, latterly serving as Chief Financial Officer. He has seen the Group's rapid growth from the inside having lived through all the major acquisitions. Bruno holds an MA in Economics from the University of Science at Aix-en-Provence and an MBA from Babson College in Massachusetts.

Jean-Luc Laloë Corporate VP Strategic Planning

Jean-Luc Laloë joined Acergy's Corporate Management Team in May 2003, bringing with him over 25 years of international experience in the offshore oil and gas construction industry. As Corporate VP Strategic Planning, Jean-Luc focuses on the development and management of the Group strategy and corporate planning, together with the possible associated strategic growth initiatives and M&A activities. Jean-Luc began his career as a naval architect. He has since held a wide variety of positions around the world with Stena Offshore, Coflexip Stena and latterly Technip, including Executive VP – North America, Managing Director – United Kingdom, VP Special Projects in Paris, CFO for Brazil, and VP Strategic Planning in Paris. Jean-Luc has a Masters degree in Aeronautical & Space Engineering.

Mark Preece Corporate VP Business Development

Mark Preece joined Acergy's Corporate Management Team in February 2004 as Corporate VP Business Development. Mark has extensive commercial, operations, management and business development experience gained both in the UK and internationally. Previously he was Managing Director with Rovtech Ltd and with Stena Offshore, Coflexip Stena and Technip, where he was Managing Director Canada and [illegible] Member of [illegible] Oil and Gas [illegible] offshore career [illegible] Second Mate and a Marine Superintendent. Mark is a Master Mariner with an MBA from Henley Management College.

Keith Tipson Corporate VP Human Resources

Keith Tipson joined Acergy's Corporate Management Team at the beginning of November 2003 as Corporate VP Human Resources. Keith's role within the Corporate Management Team is to develop and implement the Group HR strategy and develop the global HR team. He has responsibility for resourcing, performance and reward, people development and internal communications. Keith's previous experience in the engineering project sector was with the Dowty Group and latterly with Alstom where he held the position of Senior Vice President Human Resources, Power Sector, based in Paris. Keith has a business degree from Thames Valley University, London and has worked in Belgium, France, Switzerland and the UK.

Johan Rasmussen Corporate VP and General Counsel

Johan Rasmussen was appointed General Counsel to Acergy in 1995. Johan provides the essential ingredients of legal, contracting and risk management expertise to the Corporate Management Team and he is the functional head of the Group legal and contracts support teams within the regions and businesses. He helps set quality standards, levels of resourcing and develops the team. Before joining Acergy in 1988, Johan worked within a subdivision of the Norwegian Ministry of Defence and was also a Deputy Judge for two years in Haugesund District Court. Johan has a Masters Degree in Law from the University of Oslo.

Allen Leatt Chief Technical Officer

Allen Leatt joined Acergy's Corporate Management Team in September 2003 as Chief Technology Officer. He is responsible for five functional activities across the Group: engineering, the existing fleet of marine assets, the development of additional marine assets for the fleet, supply chain management and the health, safety, environment and security function. Allen began his career in marine civil engineering with John Laing Construction for five years and then spent six years at SubSea Offshore (now Subsea 7) as a Project Engineer and Project Manager. He joined what is now Technip in 1988, where he held a number of management and executive positions, ultimately as Executive Vice President for the SURF Product Line based in Paris, before joining Acergy. Allen has a first class degree in Civil Engineering, is a chartered civil engineer in the UK and holds an MBA.

REGIONAL VICE PRESIDENTS

Jean-Pierre Capron VP Africa and Mediterranean
Jean-Pierre Capron joined the Group in July 2003 as Regional VP for Acergy Africa and Mediterranean with full responsibility for commercial and operational activity in the region. Jean-Pierre has particular experience of turnaround situations, as Chief Operating Officer of Technip in the mid-1980s, Chairman and Chief Executive Officer of Renault Vehicules Industriels in the early 1990s and latterly Chairman and Chief Executive Officer of Compagnie de Fives-Lille. Jean-Pierre is a graduate of both Ecole Polytechnique and Ecole Nationale Superieure des Mines de Paris and started his professional life as an underground engineer in coal mining. Jean-Pierre is based in the Paris office.

Oyvind Mikaelsen VP Northern Europe and Canada
Oyvind Mikaelsen was appointed Regional VP for Acergy Northern Europe and Canada in 2003 and has full responsibility for commercial and operational activity in the region. Øyvind holds a Master of Science degree from the University of Trondheim in Norway. He began his career as a Contracts Coordinator with Kvaerner [illegible] years with Norske Shell as a Cost and Contracts Engineer. He joined [illegible] project management and sales and [illegible] 2001 [illegible] VP [illegible] Aberdeen [illegible] Association.

Tony Duncan VP North America and Mexico
Tony Duncan [illegible] Acergy as Regional VP for Acergy North America and Mexico in January [illegible] and has full responsibility for commercial and operational activity in the region. His key task is to shift the [illegible] the region [illegible] projects. Prior to joining Acergy, Tony was Vice President SURF in the Gulf of Mexico for Technip, which he joined in 1992. At Technip he was Project Manager and Operations Manager in Aberdeen before moving to Houston in 2001. He has over 20 years experience in the marine and offshore industry. He started his career in the Merchant Navy as an Engineering Officer with [illegible] and then [illegible] to work with Rockwater, Oceaneering, Stena Offshore and CSO as well as Stolt Comex Seaway. Tony has a postgraduate degree in Offshore Engineering from RGIT and a Mechanical Engineering Degree from Dundee College of Technology.

Phillipe Lamoure VP South America
Phillipe Lamoure has been Regional VP for Acergy South America since 1995 and has full responsibility for commercial and operational activity in the region. Phillipe, who has a degree in commercial [illegible] administration, completed his military service in the French Navy as a diver before moving into the commercial diving business in 1974. Since then he has held Operations Manager positions in Marseille and Rio de Janeiro, was Resident Manager in Tunisia and VP France, Africa and Middle East based in Marseille. He moved to Rio de Janeiro in 1995 to take on his present position. In 199[illegible] Phillippe attended the Management Development Program at Harvard Business School.

Jeff Champion VP Asia and Middle East
Based in Singapore, Jeff Champion was appointed Regional VP for Acergy Asia and Middle East in November 2004 and has full responsibility for commercial and operational activity in the region. Jeff was originally trained as a Quantity Surveyor in [illegible] and moved into the oil and gas industry over 30 years ago. He worked with Shaw and Hatton International and Northcrofts International prior to joining Comex in Marseille in 1988. He first moved to Acergy Asia and Middle East in 1989 where he was seconded to PT Komaritim as a Contracts Manager and, having held a variety of roles in the region, was appointed as Resident Manager for Asia Pacific in 1999 based in Indonesia. Jeff has had wide experience of both general and project management on behalf of both clients and main contractors.

Brian Leith Vice President Marine Assets
As VP of Marine Assets, Brian [illegible] marine equipment and [illegible] worldwide. [illegible] support of projects and [illegible] Brian has a professional training background as a marine civil engineer and [illegible] He has extensive experience not only as a project engineer and [illegible]

Performance Review

OUR PEOPLE AND RESPONSIBILITIES

The welfare of our employees is of paramount importance. Not only are we committed to ensuring the highest standards of health, safety and security within the workplace, but we continue to invest in programs that offer focused learning and development opportunities for all of our staff.

In addition, our fledgling Total Acergy Quality Leadership (TAQL) initiative is already delivering results and this year we will continue to drive its implementation through the regions

Health, Safety, Environment and Security (HSE&S)

The Acergy Health, Safety, Environment and Security (HSE&S) philosophy is based on the international standards of OHSAS 18001 for occupational health and safety, ISO 14001 [illegible] best practice and standards for security. This is supported [illegible] management commitment, personal accountability [illegible] fairness and performance measurement. Accordingly we are committed to preventing injuries, damage to the environment and damage to or loss of property or equipment. During 2006 our HSE&S statistics improved over 2005 with significant increases in the number of safety observations and management visits to offshore worksites and a continued reduction in incident frequency rates.

In 2006 20.4 million manhours were worked, a 7.4% rise on 2005. The overall group target of 0.1 for frequency of incidents was achieved with a rate of 0.08 compared to 0.1 in 2005.

Total Acergy Quality Leadership (TAQL)

Once fully implemented, the TAQL initiative should improve profitability and improve return on capital while reducing costs. This initiative should enable us to be the selected contractor in an equal price bid situation, by being trusted [illegible]

The TAQL initiative has [illegible] as a tool to drive continuous improvement through empowering Acergy employees to identify areas for improvement and then to

Number of Safety Observations


year 2006 to date 15243
year 2005 in total 11706
year 2004 in total 10903
15000
12000
9000
6000
3000
0

DAFWC Frequency Rate


The Days Away From Work Cases (DAFWC) frequency rate, is calculated as
DAFWC Frequency =
Number of DAFWCs x200,000
Number of Manhours
0.5
0.4
0.2
0.0

be involved themselves in delivering the necessary changes to established working practices. The program is managed by the quality council through regional advisors and coordinators who are trained to facilitate improvement projects.

During 2006, the first full year for the TAQI initiative, the TAQI advisors and coordinators were selected and trained and the first improvement projects progressed. Some 5% of the Acergy workforce became involved.

In 2007, with the foundations now in place, some 50% of Acergy employees should become involved. The TAQI initiative will gather momentum through a regional focus and the demonstration from the early projects of the real benefits that this initiative can deliver. Our aim is to achieve 100% involvement among Acergy employees during 2008 as this continuous improvement initiative becomes universally adopted.

Learning and Development

At Acergy we genuinely believe that people are central to our success. In support of our people we have created a [illegible] of learning and development programs. [illegible] developed globally [illegible] [illegible] leadership, project management, engineering, offshore [illegible] and specialist training [illegible] safety school. Complementing these global programs, each part of Acergy also has its own learning and development initiatives which are sensitive to local priorities and issues.

Acergy training programs for success

All staff

Induction training: To help new staff understand Acergy [illegible]

Project Managers

Project Management Program: [illegible]

Engineers

[illegible] the Acergy Academy [illegible] has been established to [illegible] global expertise [illegible] know-how and to [illegible] opportunities [illegible] managed by the Acergy Academy include:

Graduate Engineers Development Scheme: A two year program which provides graduate engineers with [illegible] they need to become a leader in the field.

Engineer Development Scheme: A [illegible] that allows [illegible] Acergy engineers to [illegible] their own professional, [illegible] and career development.

Managers

Career Development Program: Personal development for future leaders.

Leadership Development Program: A program which continuously [illegible] the leadership capabilities of key people across Acergy.

Support Functions

Specialist training to develop the professional know-how of Acergy people in business and support [illegible] functional forums and [illegible] training.



Marine Operations
Engineers
Managers
Support Functions

TRAINING INITIATIVES

The cube illustrates the multi-dimensional range of training courses available for Acergy people wherever they may be in the organization.

CORPORATE GOVERNANCE

As a Company incorporated in Luxembourg, and quoted on both the Oslo and NASDAQ stock exchanges, Acergy S.A. is subject to a number of different laws and regulations with respect to Corporate Governance. The group is fully committed to achieving the highest Corporate Governance standards at all times. We believe that observance of those standards is in the best interests of all stakeholders. The term 'group' refers to Acergy S.A. and its subsidiaries. The key Corporate Governance activity currently being undertaken by the group concerns compliance with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002, which is applicable to all companies listed on a US stock exchange and enforced by the US Securities and Exchange Commission (SEC).

Board of Directors' responsibilities

The Board of Directors is responsible for and committed to the maintenance of the highest standards of Corporate Governance throughout the group. The table below provides details of the group's assessment of the independence of its current directors, together with details of their membership of the various Board Committees.

The quality of the Non-executive Directors, each of whom has a suitable background and relevant experience, ensures that they are able to challenge and help to decide on the [illegible] and strategic direction of the group, approve the financial statements, acquisitions and disposals and examine [illegible] performance [illegible] the maintenance of [illegible] governance standards. Board meetings are held at least four times a year. The skills and experience of the Executive and Non-executive Directors on the Board help to ensure that the Board operates as a team.

Committee Membership

	Number of Years on the Board	Independent	Audit Committee	Governance and Nomination Committee	Compensation Committee
Mr Mark Woolveridge (Chairman)	13	Yes	No	No	No
Mr James B. Hurlock (Deputy Chairman)	4	Yes[a]	Yes	Chairman	No
Mr Trond Ø Westlie	2	Yes	Chairman	Yes	No
Mr J Frithjof Skouveroe	13	Yes	Yes	No	Chairman
Mr George Doremus	2	Yes	No	Yes	Yes
Sir Peter Mason	0	Yes	No	Yes	No
Mr Tom Ehret (Executive)	3	No	No	No	No

(a) For the purpose of the NASDAQ Marketplace Rules, Mr Hurlock is not considered an 'independent director' for part of fiscal year 2004, although he would meet the criteria for independence under Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended. Please refer to the annual report on 20-F for fiscal year 2004 filed with the Securities and Exchange Commission.

The Board's Governance and Nominating Committee periodically reviews the composition of the Board to ensure that the shareholders elect a total number and balance of Directors that is appropriate in view of the size and complexity of the group's operations. Sir Peter Mason was elected as a replacement to Mr Haakon Lorentzen on October 19, 2006 during an Extraordinary General Meeting. The Board is the principal decision-making forum of the group and exercises overall control of the group's affairs.

The Board of Directors is accountable for the proper stewardship of the group's affairs, with the Non-executive Directors having a particular responsibility for ensuring that strategies proposed for the development of the business are critically reviewed. This ensures that the Board acts in the best long-term interest of shareholders, takes account of the wider community of interest represented by employees, clients and suppliers, as well as broader social, environmental and ethical interests.

The Corporate Management Team comprises the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and the heads of all key group functions. The Team meets on a regular basis to ensure appropriate control and management of day-to-day business matters. The Board delegates day-to-day and business control matters to the Chief Executive Officer who, with the Corporate Management Team, is responsible for implementing group policy and monitoring the performance of the business.

Committees

Audit Committee Terms of Reference

The Audit Committee has three independent Non-executive Directors and meets at least four times per year. The Committee is responsible for appointing the Independent Registered Public Accounting Firm, approving its fees, monitoring internal controls throughout the group, approving the group's accounting policies and reviewing the quarterly and annual financial statements. A full copy of the Audit Committee Terms of Reference is available to download from the group's website www.acergy-group.com

Governance and Nomination Committee Charter

This Committee has four independent Non-executive Directors and is responsible for defining the qualifications for candidates for Director positions, evaluating qualified candidates, recommending candidates to the Board for election as Directors and proposing a number of Directors for election by stockholders at each Annual General Meeting. The Committee considers matters of Corporate Governance and establishes and reviews Corporate Governance guidelines. A full copy of the Governance and Nomination Committee Charter is available to download from the Group's website www.acergy-group.com

Compensation Committee Terms of Reference

This Committee has two independent Non-executive Directors. The Committee's primary role is to review and recommend to the Board compensation strategy and compensation awards. A full copy of the Compensation Committee Terms of Reference is available to download from the group's website www.acergy-group.com

CORPORATE GOVERNANCE

Committee Meetings

	Board of Directors	Audit Committee	Governance and Nomination Committee	Compensation Committee	Investment Committee*
2006 Meetings	6	8	4	5	
Mr Mark Woolveridge (Chairman)	6				
Mr James B. Hurlock (Deputy Chairman)	6	7	4		
Mr Trond Ø. Westlie	6	7	4		
Mr J. Frithjof Skouveroe	6	7		5	
Mr George Doremus	6		4	5	
Mr Haakon Lorentzen**	4			1	
Sir Peter Mason***	1				
Mr Tom Ehret (Executive)	6			5	

* The Investment Committee had its first meeting in January 2007

** Mr Lorentzen left the Board in May 2006

*** Sir Peter Mason joined the Board in October 2006

Status of compliance with Section 404 of the Sarbanes-Oxley Act of 2002

Maintaining an effective system of internal controls is an ongoing process. While there are a number of areas of control where improvements are still being implemented, the Board considers that overall controls are at a satisfactory standard.

MANAGEMENT'S DISCUSSION AND ANALYSIS



"In fiscal year 2006, we adopted a new financial strategy fully aligned with our core business objectives and providing a firm foundation for our future growth."

Stuart Jackson

Executive Summary

The Group

We are a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We changed our name to 'Acergy S.A.', at a meeting of shareholders on April 3, 2006 and the name became effective on April 10, 2006.

Growth in Net Income and Results

The business strategy we implemented in 2003 to turn the Group around has delivered progressively improving results for fiscal years 2004, 2005 and 2006.

Continuing Operations

Fiscal year 2006 was a year of significant accomplishments built on the improvements experienced in fiscal year 2005. Our net operating revenue increased to $2.1 billion in fiscal year 2006, an improvement of $640.9 million or 43% compared to $1.5 billion in fiscal year 2005, reflecting execution of our increasing backlog. The increase in revenue was primarily driven by higher activity in Subsea Umbilicals, Risers and Flowlines ('SURF'), up $572.8 million, or 73% over fiscal year 2005.

Net income in fiscal year 2006 more than doubled to $220.9 million compared to $106.4 million in fiscal year 2005, primarily attributable to Acergy Africa and Mediterranean more than doubling its net income and Acergy Northern Europe and Canada improving its net income by 44% compared to fiscal year 2005. The increase was due to improved on-going contract management and successful project execution and Acergy Corporate experiencing an improvement in net income contributed from our joint venture operations. It also included an aggregate positive impact of $74.2 million attributable to variation orders, claims and other changes in estimates on major projects, a charge of $2.1 million for impairment of long-lived tangible assets and a gain on the disposal of long-lived tangible assets and subsidiaries of $3.9 million.

As at November 30, 2006 our backlog for execution in fiscal year 2007 comprised of 83% SURF projects including Greater Plutonio, Tombua Landana, Kizomba C offshore Angola, Moho Bilondo offshore Congo and PRA-1 offshore Brazil. Our net operating revenue and our backlog reflect high levels of SURF work, thus delivering our 2003 commitment to re-focus the Company on this activity.

The improved fiscal year 2005 results reflected the organizational discipline implemented in fiscal year 2004 together with the start of a market upturn.

Net operating revenue in fiscal year 2005 was $1.5 billion, an increase of $383.7 million or 35%, compared to net operating revenue of $1.1 billion in fiscal year 2004 mainly attributable to SURF activity experiencing a 49% growth and an increase in Trunkline activity due to the Langeled project.

Net income in fiscal year 2005 of $106.4 million was an increase of $61.5 million compared to $44.9 million in fiscal year 2004 due to an overall result of favorable contract settlements and improved contract management on new projects. The increase also included an aggregate positive impact of $60.3 million attributable to variation orders, claims and other changes in estimates on major projects, a charge of $7.1 million for impairment of long-lived tangible assets, a gain on the disposal of long-lived tangible assets and subsidiaries of $7.5 million and a $19.8 million charge reflecting the fair value of hedging transactions that were not designated as accounting hedges under accounting principles generally accepted in the United States ('US').

Discontinued Operations

In fiscal year 2005, we decided to re-focus our Acergy North America and Mexico operations on SURF activities and identified a number of Inspection, Maintenance and Repair ('IMR') and Conventional assets which were no longer required. We sold these assets to Cal Dive International, Inc. ('Cal Dive'), in fiscal years 2005 and 2006 and our discontinued operations ended in the early part of fiscal year 2007.

Discontinued operations in Acergy North America and Mexico for fiscal year 2006 generated $66.6 million of net operating revenue and $15.8 million of net income. Net income comprised $19.3 million of losses in relation to execution of work in Trinidad and Tobago and a $35.1 million gain on the sale of *DLB 801* and *Seaway Kestrel* to Cal Dive.

Net income from discontinued operations in Acergy North America and Mexico for fiscal year 2005 was $33.1 million, made up of $6.0 million generated by hurricanes Rita and Katrina repair work and a $27.1 million gain on disposal of the segment's shallow water operations to Cal Dive.

Investment

To develop SURF activity in our business, and add capability, capacity and flexibility we launched in fiscal year 2005, an asset upgrade and rejuvenation program. We anticipate that by 2008 this program will have resulted in continued investments in the *Acergy Polaris*, *Acergy Falcon*, *Acergy Eagle*, *Acergy Condor* and *Acergy Discovery*, refitting of the chartered *Polar Queen*, *Pertinacia* and *Toisa Proteus* and completion of the new build *Sapura 3000*, *Acergy Viking* and *Skandi Acergy* vessels.

Divestment
In line with our strategy to focus our business on developing globally our deepwater SURF capabilities with IMR and Conventional services on a more regionalized basis, we sold on November 24, 2006 our non-core shallow water diving business Stolt Comex Seaway Nigeria Limited and two vessels *American Pride* and *American Independence* to Hydrodive Nigeria Limited for cash proceeds of $5.5 million.

New Financial Strategy
Strong global energy demand together with limited excess production capacity and correspondingly high commodity prices have driven a sustained improvement in the oil and gas service sector. We therefore expect a steady growth in the core markets in which we operate in the medium term.

We believe our fiscal year 2006 financial results and the expected market outlook for the medium term in our sector will provide our business with opportunities to grow. Our focus in fiscal year 2006 was to implement a structured control environment and to develop our capital structure so as to ensure our financial strategy was fully aligned with our business strategy.

- *Structured Control Environment*

As at November 30, 2006 our management has provided its first assessment of the effectiveness of our internal controls over financial reporting pursuant to Section 404 of United States Sarbanes-Oxley Act of 2002 and in accordance with the rules and regulations of the US Securities and Exchange Commission ('SEC'). This assessment is based on the criteria for internal controls over financial reporting described in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management is of the opinion that, as of November 30, 2006 our internal control over financial reporting was effective based on those criteria. Disclosure relating to our internal control over financial reporting, management's report on internal control over financial reporting, as well as an attestation report from our independent registered public accounting firm will be included in our Annual Report on Form 20-F for fiscal year 2006, which will be filed with the SEC. We intend to maintain our focus on improving the control environment within the business and we consider it to be a key pillar contributing to an appropriate financial strategy.

- *Developing our Capital Structure*

A key consideration in our financial strategy was an assessment and development of an appropriate balance sheet. Given our long-term investment horizon but more limited revenue horizon it is appropriate that if leverage is to be introduced it is done so in a controlled and well measured fashion. In this regard the Board has approved a policy based on the level of debt and the ability to service debt as key measures for considering investment opportunities.

On August 10, 2006 we completed a substantial amendment of the existing syndicated bank facilities held with a core group of eight banks, increasing the committed amount from $350 million to $400 million. The amendments include market standard terms, improved pricing and an extended maturity. It also simplified the covenant structure, placed the facilities on an unsecured basis and removed restrictions on other sources of indebtedness.

On October 11, 2006 we completed an offering of $500 million in aggregate principal amount of Convertible Notes ('Convertible Notes') due in 2013. The Convertible Notes are convertible into our Common Shares, have a fixed annual interest rate of 2.25% and a conversion price of $24.05 per Common Share, representing a conversion premium of 43% to the US dollar-equivalent of the volume weighted average share price during the marketing period of the Convertible Notes. The Convertible Notes are listed and traded on the Euro MTF Market of the Luxembourg Stock Exchange.

The proceeds will be used to fund further upgrading and rejuvenation of our fleet, to provide a platform to support growth initiatives and to repurchase issued share capital for a maximum aggregate consideration of $300 million.

- *Returns to Shareholders*

Following the issuance of the Convertible Notes we commenced our share repurchase program as announced on September 11, 2006. We will continue with this program into fiscal year 2007 as part of our strategy to reshape our group capital structure.

In line with the results published for fiscal year 2006 and for the first time in our history our Board has resolved to recommend the payment of a dividend during fiscal year 2007 set at 20 cents a share, subject to shareholder approval at the annual general meeting. This signifies a new maturity of our business and reflects our confidence in the future of our sector.

Outlook
To take advantage of the favorable market conditions we have increased our asset upgrade and rejuvenation program to expand our capabilities, capacity and flexibility. We have planned capital expenditure and equity investments for fiscal year 2007 of approximately $235.0 million, compared to $253.0 million in fiscal year 2006, of which $90.0 million is allocated to maintenance of existing capacity levels and approximately $145.0 million to support growth initiatives.

As at November 30, 2006 our backlog for continuing operations was $2.6 billion, of which $1.7 billion is expected to be executed in fiscal year 2007. This compared to a backlog at November 30, 2005 of $2.2 billion, of which $1.4 billion was for fiscal year 2006.

We expect our fiscal year 2007 net operating revenue from continuing operations to be approximately $2.3 billion generating margins at least as strong as fiscal year 2006 results with the focus on executing our projects in-hand, developing our engineering capabilities and investing in our workforce.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(continued)

Our History, Acquisitions and Divestments

A publicly traded company since May 1993, we were established through the merger of the businesses of two leading diving support services companies, Comex Services S.A. and Stolt-Nielsen Seaway A/S, which were acquired by Stolt-Nielsen S.A. ('SNSA') in separate transactions in 1992. At the time of acquisition, Comex Services S.A. was a leading worldwide subsea services contractor, which pioneered deepwater saturation diving and subsea construction using both manned and unmanned techniques. Stolt-Nielsen Seaway A/S operated principally in the North Sea and pioneered the development and use of specially designed, technologically sophisticated diving support ships and Remotely Operated Vehicles ('ROVs') to support operations in hostile deepwater environments.

In August 1998, we acquired the Houston-based Ceanic Corporation ('Ceanic'), a publicly traded subsea contractor, for approximately $219 million. Ceanic provided a range of subsea services and products to the offshore oil and gas industry in the Gulf of Mexico offshore of the US and inland underwater services to domestic public and private clients. With this acquisition we acquired a substantial fleet of ships, mostly designed for shallow water work, ROVs and other related technologies, most of which were sold to Cal Dive International, Inc. ('Cal Dive'), on October 31, 2005, as described below.

On December 7, 1999 we completed a transaction to form a joint venture entity, NKT Flexibles I/S ('NKT Flexibles'), a manufacturer of flexible flowlines and risers for the offshore oil and gas industry. We own 49% of NKT Flexibles, and the remaining 51% is owned by NKT Holdings A/S. The total consideration for our share in the joint venture was $36.0 million, funded partly by cash and partly by the issuance of Class A Shares subsequently converted into Common Shares on a one-for-one basis. This investment secured our supply of flexible pipeline products. During fiscal years 2003 and 2004, we contributed a further $17.5 million of capital and since have continued to provide financial support in the form of loans.

On December 16, 1999 we acquired the French offshore construction and engineering company ETPM S.A. ('ETPM') from Groupe Vinci S.A. The total consideration for this acquisition, including debt assumed, was approximately $350 million, funded partly by cash and partly by the issuance of 6.1 million Common Shares. ETPM had a significant market position in West Africa (now a part of Acergy Africa and Mediterranean), which today is one of the fastest growing markets for our services. As part of the financing for the ETPM acquisition, we, in February and May 2000, issued a total of 19.7 million Class A Shares to SNSA for approximately $200 million. Our Class A Shares have since been converted to Common Shares on a one-for-one basis.

On July 18, 2001 we acquired the Paris-based engineering company Ingerop Litwin S.A. ('Paragon Litwin'). On September 4, 2001, we acquired a controlling interest in the Houston-based engineering company, Paragon Engineering Services, Inc. The consideration paid for these two acquisitions was $16.7 million, including deferred consideration in respect of Paragon. The intent of these acquisitions was to add conceptual design and detailed engineering skills as a stand-alone resource for us. Subsequently, we sold Paragon Litwin and Paragon Italia S.r.L. on June 9, 2004 to Bateman Oil & Gas BV for a loss of $0.9 million, while on January 19, 2005, we sold Paragon Engineering Services, Inc., to AMEC plc for approximately $15 million after deducting proceeds attributable to minority shareholders, and yielding a gain on sale of $2.1 million. After the sale we retained approximately 100 engineers to perform the engineering services previously provided to us by Paragon Litwin, Paragon Italia S.r.L. and Paragon Engineering Services, Inc., (the 'Paragon Companies').

In August 2002, we sold the assets of Big Inch Marine Systems, Inc., a wholly-owned subsidiary located in Houston, Texas, specializing in the design and manufacture of connection flanges for large diameter subsea pipelines. This disposal realized $23.5 million of proceeds, and resulted in a gain on sale of $8.0 million.

On February 20, 2004 we and our Sonamet/Sonacergy joint venture sold our ROV drill support businesses, consisting of a fleet of 44 ROVs and certain ancillary equipment, together with related contracts and employees, for approximately $48 million to Oceaneering International, Inc. Our share of net proceeds was $25.3 million in cash, after deducting proceeds due to the Sonacergy joint venture partner, Sonangol, and transaction costs. We recorded a gain of $2.0 million on disposal in the first quarter of fiscal year 2004.

On May 29, 2004 we sold our wholly-owned welding services subsidiary Serimer DASA to Serimer Holdings SAS, for $38.2 million, which yielded a gain on disposal of $26.1 million.

On January 13, 2005 SNSA sold 79,414,260 Common Shares it previously held in us.

On April 12, 2005 we announced that we had entered into an asset purchase agreement to sell Acergy North America and Mexico's shallow water IMR assets to Cal Dive for $122.9 million in cash. The sale closed on a sequential basis. We sold seven ships and the shore support bases and equipment to Cal Dive on October 31, 2005 for a total of $42.5 million in cash, resulting in a gain of $27.1 million. The sale of the derrick lay-barge *DLB 801* was completed on January 9, 2006 for cash proceeds of $40.5 million resulting in a gain of $16.4 million. We completed the sale of the reel pipelay ship *Seaway Kestrel* on March 15, 2006, on completion of its work program, realizing cash proceeds of $39.9 million, resulting in a gain of $18.7 million.

On August 30, 2005 we announced the formation of a joint venture called SapuraAcergy with SapuraCrest Petroleum Berhad ('SapuraAcergy'), a Malaysian oil service company, to build and operate a heavy construction ship named *Sapura 3000*. This new ship is in addition to a number of ship lease agreements signed during 2005, notably the *Polar Queen* in June 2005, the *Pertinacia* in October 2005, and a new Survey ship in November 2005.

On January 19, 2006 we announced the launch of the Acergy name and brand. We commenced operating under the new brand on February 1, 2006 having already changed the names of our principal operating legal entities in January 2006. We changed our name to 'Acergy S.A.', at a meeting of shareholders on April 3, 2006 which became effective on April 10, 2006.

On November 24, 2006 we sold our non-core shallow water diving business Stolt Comex Seaway Nigeria Limited and two vessels *American Pride* and *American Independence* to Hydrodive Nigeria Limited for cash proceeds of $5.5 million resulting in a gain of $4.6 million.

Critical Accounting Policies

Our significant accounting policies are described in Note 2 to the Consolidated Financial Statements. The preparation of our financial statements requires management to make estimates and judgments that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management has identified the following policies as critical because they may involve a high degree of judgment and complexity.

Project Accounting – Revenue Recognition and the Use of the 'Percentage-of-Completion' Accounting Method

Substantially all of our projects are accounted for using the percentage-of-completion method, which is standard for our industry. Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to date, to the total estimated costs, taking into account the level of physical completion. Estimated contract losses are recognized in full when determined. Contract revenues and total cost estimates are reviewed and revised periodically as work progresses and as variation orders are approved. Adjustments based on the percentage-of-completion method are reflected in contract revenues in the reporting period. To the extent that these adjustments result in a reduction or elimination of previously reported contract revenues or costs, we recognize a charge or credit against current earnings; amounts in prior periods are not restated. Such a charge may be significant depending on the size of the project or the adjustment. Additional information that enhances and refines the estimating process is often obtained after the balance sheet date but before the issuance of the financial statements. Such late information results in an adjustment of the financial statements unless the events occurring after the balance sheet date are outside the normal exposure and risk aspects of the contract.

The percentage-of-completion method requires us to make reasonably dependable estimates of progress toward completion of contracts and contract revenues and contract costs. We believe we assess our business risks in a manner that allows us to evaluate the outcomes of our projects for purposes of making reasonably dependable estimates. Often the outcome of a project is more favorable than originally expected, due to increase of scope or efficiencies achieved during execution. Nevertheless, our business risks have involved, and will continue to involve, unforeseen difficulties including weather, economic instability, labor strikes, localized civil unrest, and engineering and logistical changes, particularly in major projects. We do not believe our business is subject to the types of inherent hazards, conditions or external factors that raise questions about contract estimates and about the ability of either the contractor or client to perform its obligations as described in AICPA Statement of Position ('SOP') No. 81-1 'Accounting for Performance of Construction-Type and Certain Production-Type Contracts', that would indicate that the use of the percentage-of-completion method is not preferable.

If we were unable to make reasonably dependable estimates, we would be obliged to use the 'zero-estimate-of-profit' method or the 'completed-contract' method. Under the zero-estimate-of-profit method, we would not recognize any profit before a contract is completed. Under the completed-contract method, all costs, revenues and profits are accumulated in the balance sheet accounts until project completion. Under both of these methods, we would not recognize project profits until project completion, but would recognize a project loss as soon as the loss became evident. If we are unable to continue to use the percentage-of-completion method of accounting, our current earnings may be materially adversely impacted.

Project Accounting – Revenue Recognition on Variation Orders and Claims

A major portion of our revenue is billed under fixed-price contracts. Due to the nature of the services performed, variation orders and claims are commonly billed to clients in the normal course of business and are recognized as contract revenue where recovery is probable and can be reasonably estimated. In situations where a variation order has been agreed as to scope but not price, the amount recognized as revenue is limited to the costs incurred unless realization of any excess above that amount is assured beyond a reasonable doubt. In addition, some contracts contain incentive provisions based on performance in relation to established targets, which are recognized in the contract estimates when the targets are achieved.

As at November 30, 2006 and November 30, 2005 no revenue relating to unagreed claims or disputed receivables was included in reported revenue or receivables that has not been subsequently collected in full.

Long-lived Tangible Assets and Other Intangible Assets

This subject is included under 'Critical Accounting Policies' due to the qualitative factors involved in determining fair values and preparing cash flow projections for assets with impairment issues and because of the large net book value of such assets.

Long-lived tangible assets are recorded at cost, and depreciation is recorded on a straight-line basis over the useful lives of the assets, except for ships, which are considered to have a residual value of 10% of the acquisition cost. Management uses its experience to estimate the remaining useful life of an asset, particularly when it has been upgraded.

In accordance with SFAS No. 144 'Accounting for the Impairment or Disposal of Long-lived Assets', long-lived tangible assets, and other intangible assets subject to amortization, are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposal. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. The fair value is determined either through the use of an external valuation, or by means of an analysis of future cash flows on the basis of expected utilization and daily charge-out rates. Where cash flow forecasts are used, any impairment charge is measured by comparing the carrying value of the asset against the net present value of future cash flows, discounted using our weighted average cost of capital.

Management's judgment is required to determine the appropriate business assumptions to be used in forecasting future cash flows. When we record an impairment charge, this creates a new cost base for the assets that have been impaired. We have discussed specific impairment charges recorded in 'Consolidated Results – Impairment of Long-lived Tangible Assets'.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(continued)

In addition, management's judgment is required in applying the criteria for classifying assets held for sale as specified in paragraph 30 of SFAS No. 144. In particular, management is required to assess whether or not it is probable that the sale will be completed within one year, by carefully evaluating the status of negotiations with potential purchasers of each business and asset. Assets held for sale are valued at the lower of carrying amount and fair value, less the cost to sell. Where fair value less costs to sell is lower than the cost, we record an impairment charge for the difference.

Impairment of Investments in and Advances to Non-consolidated Joint Ventures

We review our investments in non-consolidated joint ventures periodically to assess whether there is an other than temporary decline in the carrying value of the investment. We consider, among other things, whether or not we are able to recover the carrying value of the investment and whether or not the investee's ability to sustain an earnings capacity would justify the carrying value of the investment. A provision is made against non-collectibility of loans and advances made to non-consolidated joint ventures when it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement under SFAS No. 114 'Accounting by Creditors for Impairment of a Loan'.

During fiscal year 2004 we made short-term cash advances to NKT Flexibles totaling $5.7 million, against which a full provision for doubtful recovery was recorded. This provision was recorded as at November 30, 2004 as we did not believe it was probable that we would be able to collect the full amount of these advances. In fiscal year 2005, this provision was released on the basis of an improved forecast of future cash flows of NKT Flexibles, which indicated that advances made to NKT Flexibles would be repaid in full. All loans have been repaid in full during fiscal year 2006.

Recognition of Provisions for Contingencies

We, in the ordinary course of business, are subject to various claims, suits and complaints involving, among other things, clients, subcontractors, employees, and tax authorities. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements, if information available prior to issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements, and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5 'Accounting for Contingencies', as interpreted by Financial Accounting Standards Board Interpretation No. 14 'Reasonable Estimation of the Amount of a Loss', if we have determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, we will provide for the lower amount of the range. The provision is subject to uncertainty and no assurance can be given that the amount provided in the financial statements is the amount that will be ultimately settled. If the provision proves not to be sufficient, our results may be adversely affected. The notable legal claims made against us are discussed in Note 25 'Commitments and Contingencies' to the Consolidated Financial Statements and are summarized in 'Legal, Regulatory and Insurance Matters' below.

We also provide for warranty costs arising in relation to our long-term contracts if they qualify for recognition in accordance with SFAS No. 5, as detailed above. At the conclusion of each project, an assessment is made of the areas where potential claims may arise under the contract warranty clauses. Where a specific risk is identified and the potential for a claim is assessed as probable, an appropriate warranty provision is recorded. This judgment requires a high level of experience. Warranty provisions are eliminated at the end of the warranty period except where warranty claims are still outstanding. There were no significant warranty provisions recorded as at November 30, 2006.

Income Taxes

We account for income taxes in accordance with SFAS No.109 'Accounting for Income Taxes'. This standard requires that deferred tax assets and liabilities be recognized, based on the differences between the financial reporting and tax basis of assets and liabilities and measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. We determine deferred tax assets for each tax-paying entity or group of entities that are consolidated for tax purposes. A valuation allowance is established to reduce the deferred tax assets to the amount that we believe, based upon all available evidence, is more likely than not to be realized. In determining the valuation allowance, the management considers forecasts of future taxable income, the future reversals of existing temporary taxable differences and whether future tax benefits carried forward in tax returns will ultimately be permitted as tax deductible by the relevant taxing authority. Ultimately we need to generate taxable income in the jurisdiction where we have deferred tax assets. As the estimates and judgments include some degree of uncertainty, changes in the assumptions could require management to adjust valuation allowances.

We operate in many countries and are therefore subject to the jurisdiction of numerous tax authorities, as well as cross-border tax treaties concluded between governments. Our operations in these countries are taxed on different bases: net profit, deemed profit (generally based on the turnover) and withholding taxes based on turnover. We determine our tax provision based on our interpretation of enacted tax laws and existing practices, and use assumptions regarding the tax deductibility of items and the recognition of revenue. Changes in these assumptions could have an impact on the amount of income taxes that we provide for in any given year.

In the normal course of our business our tax filings become subject to enquiry and audit by the tax authorities in jurisdictions where we have operations. The enquiries may result in additional tax assessments, which we aim to resolve through an administrative process with tax authorities and failing that through a judicial process. Forecasting the ultimate outcome includes some uncertainty.

Management has established internal procedures to regularly review the status of disputed tax assessments and utilizes such information to determine the range of likely outcomes and establish tax provisions for the most probable outcome. Notwithstanding this, the possibility exists that the amounts of taxes finally agreed could differ from that which has been accrued. In addition we have, under the guidance in SFAS No. 5 'Accounting for Contingencies' provided for taxes in situations where tax assessments have not been received, but where it is probable that the tax ultimately payable will be in excess of that filed in tax returns. Such instances can arise where the auditors or representatives of the local tax authorities disagree with our interpretation of the applicable taxation law and practice.

Accounting for Derivatives

We designate foreign exchange derivative instruments as hedging instruments under SFAS No. 133 in procedurally defined circumstances where we both qualify for hedge accounting and where the potential benefits of application of hedge accounting are believed to outweigh the related compliance cost. The use of cash flow hedge accounting under this standard requires gains and losses resulting from changes in the market value of derivative contracts to be deferred in our financial accounts until such time as the underlying hedged transaction affects earnings. It also requires management to ensure that adequate documentation is in place at the inception of the hedging relationship to support its treatment as an effective hedge for an underlying business transaction. The judgment of management is required to estimate the fair value of instruments that have no quoted market prices, and to forecast the probable date and value of the underlying hedged transaction.

Certain forward currency contracts entered into during fiscal year 2006 have been designated as accounting hedges in accordance with SFAS No. 133. The impact of hedge accounting for such instruments is detailed in Note 26 to the Consolidated Financial Statements. During fiscal year 2005, as a consequence of the termination of certain service agreements with our former parent company SNSA, we contracted forward currency contracts through one of our own subsidiaries. Because of our then legal structure, we concluded that these transactions could not be designated as accounting hedges in accordance with SFAS No. 133 and accounted for the effect of mark-to-market valuations through our income statement rather than deferring them.

Employee Stock Plans
We adopted SFAS No. 123(R), 'Share-Based Payments' from the required effective date of December 1, 2005 using the modified prospective application method to account for our stock options. This replaces the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 'Accounting for Stock Issued to Employees' ('APB No. 25').

SFAS No. 123(R) requires compensation expense, based on the fair value of an award at the date of grant, to be recognized over the requisite service period of an award. The graded vesting attribution method has been selected in order to allocate compensation expense between the fiscal years in the manner which reflects the vesting schedule of the share options. We continue to recognize compensation expense for options with performance conditions if achievement of those conditions becomes probable. We use the Black-Scholes valuation method to determine the fair value of our share options at the date of grant. The assumptions used in this calculation are reviewed periodically. The expected life of an option is determined by taking into consideration the vesting period of options and the observed historical pattern of share option exercises. The expected volatility over the expected term of the option is estimated from our historical volatility. The expected dividend yield assumption is $nil as we have not previously paid a dividend nor had a dividend been declared at the time of share option grants. The total compensation expense in relation to non-vested awards not yet recognized was $12.6 million and was expected to be recognized over a weighted average period of 3.4 years. There have been no modifications of share options or one-time effects on adoption of this standard.

Prior to the adoption of SFAS No. 123(R) we accounted for our stock options using the intrinsic-value method prescribed in APB No. 25 where compensation costs were measured as the excess, if any, of the quoted market price of our stock at the measurement date over the option exercise price. Compensation cost was charged to operations over the vesting period using the graded vesting attribution method. For plans where the measurement date occurred after the grant date, referred to as variable plans, compensation cost was, prior to December 1, 2005, remeasured on the basis of the current market value of our stock at the end of each reporting period. As required by SFAS No. 123 'Accounting for Stock-Based Compensation' ('SFAS No. 123'), we have included in Note 2 to the Consolidated Financial Statements the required pro forma disclosures using the fair-value method of accounting.

As explained under 'Selling, General and Administrative ('SG&A') Expenses' below, in fiscal year 2004 we established the Senior Management Incentive Plan ('SMIP'), to secure the services of certain senior executives through to the first quarter of fiscal year 2007. This plan which is accounted for under SFAS No. 123(R) for fiscal year 2006 and for fiscal years 2005 and 2004 as a variable plan as defined in APB No.25, provides for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic and financial objectives for each of the fiscal years 2004, 2005 and 2006. The objectives fixed in the plan, and agreed by the Compensation Committee of our Board of Directors, include targets for net profit, management team retention, bonding lines, internal controls over accounting and audit, business growth and restructuring.

We have accrued for the proportion of compensation expense relating to the service period completed to date. Total expected compensation for the three-year plan was calculated taking into account the probability of the performance conditions being met over the period of the plan. Management's judgment is required to determine these probabilities.

Factors Affecting Our Business Segment Results

Business Environment
The market for our services depends upon the success of exploration and the level of investment in offshore exploration and production by the major oil companies. Such investment is cyclical in nature. Following a period of increasing oil prices in recent years, there has been a progressive increase in investment in offshore exploration and production by the major oil companies and we expect to see a continued expansion of demand in fiscal year 2007 for our services. This trend is evident in the higher number of invitations to tender received by us, as well as the increasing level of our order backlog.

Seasonality
A significant portion of our revenue is generated from work performed in the North Sea. Adverse weather conditions during the winter months in this region usually result in low levels of activity, although this is less apparent than in the past due to technological advances. Further, around offshore West Africa, where we also generate a significant portion of our revenue, optimal weather conditions exist from October to April, and most offshore operations are scheduled for that period. Therefore full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. Additionally, during certain periods of the year, we may be affected by delays caused by adverse weather conditions such as hurricanes or tropical storms. During periods of curtailed activity due to adverse weather conditions, we continue to incur operating expenses, but our revenues from operations are only recognized in line with the percentage-of-completion method.

In fiscal year 2005, some flooding and wind damage was caused to our onshore facilities in the vicinity of New Orleans, Louisiana, by hurricanes Rita and Katrina, but we promptly rectified this and submitted claims for reimbursement from our insurers, which we received in the first quarter of fiscal year 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(continued)

Ship Utilization

Our results are materially affected by our ability to optimize the utilization of our ships in order to earn revenues. The following table sets forth the average ship utilization by year for our fleet of dynamically positioned deepwater and heavy construction ships, light construction and survey ships, and trunkline barges and anchor ships. The utilization rate is calculated by dividing the total number of days for which the ships were engaged in project-related work by 350 days annually, expressed as a percentage. The remaining 15 days are attributable to routine maintenance.

Utilization Rate

(excluding discontinued operations) For the year ended November 30	2006 %	2005 %	2004 %
Deepwater and heavy construction ships	**89**	79	90
Light construction and survey ships	**90**	86	89
Trunkline barges and anchor ships	**73**	63	55

Ship utilization in fiscal year 2006 increased due to the high level of in-hand backlog at the end of fiscal year 2005 and to the project escalations executed throughout the fiscal year 2006.

Within the deepwater and heavy construction ships' category, utilization was high in fiscal year 2006 compared to fiscal year 2005 attributable partly to *Acergy Condor* and *Acergy Harrier,* working on the Petrobras contracts, located in South America and *Acergy Falcon* and *Acergy Discovery* experiencing less idle periods. A minor increase in utilization was also observed on other ships including the new *Polar Queen*. This overall increase was offset by a minor decrease in the utilization of the *Acergy Polaris* which had a major refit program and installation of the J-Lay tower in the latter part of fiscal year 2006.

Utilization of light construction and survey ships increased slightly in fiscal year 2006 compared to fiscal year 2005, mainly due to improved utilization of the *Acergy Legend*.

Underutilization of trunkline barges and anchor ships can have a significant impact on our results, in view of the high fixed costs associated with the largest trunkline barge, the *Acergy Piper*. During fiscal year 2006, overall utilization within this category of ships increased mainly due to high utilization of cargo barges, supporting the trunkline and heavy construction ships in West Africa, offset by *Acergy Piper* which was utilized on the Statoil Langeled project for 185 days of work in fiscal year 2006 compared to 219 days in fiscal year 2005.

For fiscal year 2007, we believe that deepwater and heavy construction ships together with light construction and survey ships will continue to experience high levels of utilization, including the new additions to our fleet *Acergy Viking*, *Toisa Proteus*, *Sapura 3000* and *Pertinacia* offset by a decrease in the utilization of cargo barges.

Ship Scheduling

Our performance can be adversely affected by conflicts in the scheduled utilization of our key ships and barges. These can be caused by delays in releasing ships from projects due to additional client requirements, overruns and breakdowns. Conflicts can also arise from commercial decisions concerning the utilization of assets after work has been tendered and contracted for. The requirement to substitute ships or barges can adversely affect the results of the projects concerned.

Maintenance and Reliability of Assets

The successful execution of contracts requires a high degree of reliability of our ships, barges and equipment. Breakdowns not only add to the costs of executing a project, but they can also delay the completion of subsequent contracts which are scheduled to utilize the same assets. We operate a scheduled maintenance program in order to keep all assets in good working order, but despite this breakdowns can occur.

Revisions of Estimates on Major Projects

During the course of major projects, adjustments to the original estimates of the total contract revenue, total contract cost, or extent of progress toward completion, are often required as the work progresses under the contract, and as experience is gained, even though in certain cases the scope of work required under the contract may not change. Where a change of scope is required, variation orders are negotiated with the client. However, final agreement and settlement are often not achieved until late in the project. As discussed in Note 2 to the Consolidated Financial Statements 'Accounting Policies – Revenue Recognition', these revisions to estimates will not result in restating amounts in previous periods, as they are continuous and characteristic of the process.

We revise our estimates monthly on the basis of project status reports, which include an updated forecast of the cost to complete each project. Additional information that enhances and refines the estimation process is often obtained after the balance sheet date but before the issuance of the financial statements. Such information will be reflected in the financial statements, unless the events occurring after the balance sheet date are outside the normal exposure and risk aspects of the contract.

The impact of revisions of project estimates at the gross profit level in fiscal years 2006, 2005 and 2004 was as follows:

For the fiscal year ended November 30 (in millions)	2006 $	2005 $	2004 $
Continuing Operations	**74.2**	60.3	43.8
Discontinued Operations	**(18.7)**	(15.4)	(27.7)
Total	**55.5**	44.9	16.1

There were improvements on a large number of projects, which were partially offset by negative revisions to estimates in connection with other major projects. The most significant revisions were as follows:

Continuing Operations

- $29.8 million of improvements were reported in fiscal year 2006 on the $265 million lump sum SURF project (the '**Erha**' project) offshore Nigeria (Acergy Africa and Mediterranean) to be executed for ExxonMobil Nigeria ('EEPNL'). The favorable revisions were primarily due to the settlement of variation orders and the release of contingencies at the end of a successful offshore completion. In fiscal year 2005 we recorded a $1.6 million negative revision to the estimated costs on this project compared to a positive impact of $0.6 million in fiscal year 2004. The project was 35% complete as at November 30, 2004, 54% complete as at November 30, 2005 and 98% complete as at November 30, 2006.

- $17.9 million of favorable revisions were recorded in fiscal year 2006 on the $254 million lump sum Trunkline project (the '**Langeled**' project) offshore Norway and United Kingdom (Acergy Northern Europe and Canada) for Statoil. The improvements were mainly recorded in the second and third quarters of fiscal year 2006 and related to a successful and timely execution of the project. *Acergy Piper* experienced a significant improvement in the efficiency of laying pipes based on the experience gained during operations in fiscal year 2005. As at November 30, 2005 the project was 57% complete and as at November 30, 2006 the project was 99% complete.
- $10.7 million of improvements were reported during the fourth quarter of fiscal year 2006 on the $219 million lump sum Conventional project (the '**EPC2B**' project) offshore Nigeria (Acergy Africa and Mediterranean) for EEPNL. The positive revisions mainly related to settlement of variation orders and scope increases related to hook-up and commissioning work. The project was 28% complete as at November 30, 2005 and 81% complete as at November 30, 2006.
- $7.2 million of improvements were recorded during the second quarter of fiscal year 2006 on the $30 million lump sum SURF projects (the '**Norne Satellites**' project) offshore Norway (Acergy Northern Europe and Canada) for Statoil. The favorable revisions were primarily due to settlement of an insurance claim related to damage on a production riser system that occurred in the second quarter of fiscal year 2005. We also reported positive revisions of $1.1 million in fiscal year 2005 on this project. The project was 18% complete as at November 30, 2004, 95% complete as at November 30, 2005 and 100% complete as at November 30, 2006.
- $6.7 million of positive revisions were reported during fiscal year 2006 on the $154 million lump sum Conventional project (the '**Amenam II**' project) offshore Nigeria (Acergy Africa and Mediterranean) for Total Nigeria/Elf Petroleum Nigeria Ltd. The improvements were recorded in the second and third quarters of fiscal year 2006 reflecting the settlement of variation orders and release of contingencies. We also reported favorable revisions on this project in fiscal year 2005 of $1.6 million. The project was 31% complete as at November 30, 2004, 93% complete as at November 30, 2005 and 99% complete as at November 30, 2006.
- $11.3 million of negative revisions were reported in fiscal year 2006 on the $558 million lump sum SURF project (the '**Greater Plutonio**' project) offshore Angola (Acergy Africa and Mediterranean) for BP Angola B.V. The negative revisions were primarily due to the revised offshore operational expenses related to ship days and the increased manufacturing costs of the riser tower. The project was 25% complete as at November 30, 2005 and 52% complete as at November 30, 2006.
- $9.4 million of negative revisions were recorded during fiscal year 2006 on the $121 million lump sum SURF project (the '**Britannia Satellites**' project) offshore United Kingdom (Acergy Northern Europe and Canada) for ConocoPhillips (UK) Ltd. The losses were primarily reported in the second and fourth quarters of fiscal year 2006 caused by the increased cost of trenching operations. As at November 30, 2005 the project was 25% complete and as at November 30, 2006 the project was 91% complete.

Discontinued Operations

- $17.1 million of losses were recorded during fiscal year 2006 on the $50.0 million lump sum Conventional project offshore Trinidad and Tobago (Acergy North America and Mexico) for National Gas Company (the '**NGC-Bud**' project) within our discontinued operations. The downgrade was caused by a major breakdown on a third party vessel during the third quarter of fiscal year 2006, hired to complete this project. Adverse weather conditions further impacted the project causing delays in meeting the scheduled commitments. In the fourth quarter of fiscal year 2006 further losses were recorded due to the termination of the project negotiated with the client. The project also experienced similar operational problems in fiscal year 2005 incurring $16.3 million of losses.

The project was 18% complete as at November 30, 2004, 88% complete as at November 30, 2005 and 91% complete as at November 30, 2006.

To minimize the potential for future negative revisions we utilize the estimating, tendering and contracting procedures which we established in fiscal year 2004 to reduce the amount of unanticipated costs and improve our ability to recover costs from our clients. Selectivity is exercised in choosing which tenders to respond to, and a thorough analysis is prepared of the commercial and operational risks as well as a detailed tender budget to facilitate the decision whether to tender. Careful consideration is given to vessel schedule conflicts and to the current backlog to ensure we have sufficient resources to perform our obligations.

When a target project is identified by our regional marketing staff, the decision to prepare and submit a competitive bid is taken by our management in accordance with delegated authority limits. We prepare cost estimates on the basis of a detailed standard costing manual, and the selling price and contract terms are based on our minimum commercial standards and market conditions.

Assets Held for Sale

The following asset was held for sale as at November 30, 2006:

- J-Lay tower, in Acergy Africa and Mediterranean, which is expected to be sold to our joint venture, SapuraAcergy, as part of the shareholders' agreement, for proceeds of $18.0 million. The sale is expected to be completed in the first half of fiscal year 2007.

Exchange Rates

We report our financial results in US dollars. We have foreign currency denominated revenues, expenses, assets and liabilities. As a consequence, movements in exchange rates can affect our profitability, the comparability of our results between periods and the carrying value of our assets and liabilities. Our major foreign currency exposures are to the Euro, British pound sterling and Norwegian krone.

When we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations can adversely affect our profitability. The majority of our net operating expenses are denominated in the functional currency of our individual operating subsidiaries. The US dollar is the functional currency of the most significant subsidiaries in Acergy North America and Mexico and Acergy South America and Acergy Asia and Middle East. In Acergy Africa and Mediterranean, the functional currencies primarily are the Euro and US dollar. In Acergy Northern Europe and Canada, the functional currencies are Norwegian krone, US dollar and the British pound sterling. Our exposure to currency rate fluctuations results from our net investments in foreign subsidiaries, primarily in the United Kingdom, Norway, France and Brazil, and from our share of the local currency earnings in our operations in Acergy Africa and Mediterranean and Acergy Northern Europe and Canada. We are also exposed to fluctuations in several other currencies resulting from

MANAGEMENT'S DISCUSSION AND ANALYSIS
(continued)

operating expenditures and significant one-off non-project related transactions such as capital expenditures. With the exception of Acergy Africa and Mediterranean, and to a lesser extent Acergy Northern Europe and Canada, our operating expenses are generally denominated in the same currency as associated revenues, thereby mitigating the impact of exchange rate movements on operating income. Where revenues are in different currencies from the related expenditures, our policy is to use derivative instruments to hedge the significant net external foreign exchange exposure.

In addition, even where revenues and expenses are matched, we must translate non-US dollar denominated results of operations, assets and liabilities to US dollars to prepare our Consolidated Financial Statements. To do so, balance sheet items are translated into US dollars using the relevant exchange rate at the fiscal year-end for assets and liabilities, and income statement and cash flow items are translated using exchange rates which approximate the average exchange rate during the relevant period. Consequently, increases and decreases in the value of the US dollar versus other currencies will have an effect on our reported Consolidated Statements of Operations and the value of assets and liabilities in the Consolidated Balance Sheets even if our results of operations or the value of those assets and liabilities have not changed in their local functional currency.

The main foreign exchange exposure economically hedged during fiscal year 2006 was capital expenditure in Acergy Northern Europe and Canada and Acergy South America which have been designated as cash flow hedges. A gain of $4.0 million (net of tax provision of $0.8 million) has been recorded in Accumulated Other Comprehensive Income ('OCI') and will be released to the Consolidated Statements of Operations when the hedged transaction affects earnings.

The main foreign exchange exposure hedged during fiscal year 2005 was the level of Euro overhead costs and project costs in Acergy Africa and Mediterranean in excess of expected Euro revenues. These hedges were not designated as accounting hedges under SFAS No. 133, and the non-cash impact of their fair value treatment had the effect of reducing income by $19.8 million in fiscal year 2005.

An unrealized gain of $0.4 million has been recognized during fiscal year 2006 for the change in fair value of fiscal year 2005 hedges that are still outstanding as at November 30, 2006. The hedges that have matured during fiscal year 2006, which together with additional hedges placed and matured during fiscal year 2006, resulted in a realized gain of $5.3 million.

Impairment Charges

We recognized aggregate impairment charges of $2.1 million in fiscal year 2006 in respect of our long-lived tangible assets. As discussed in 'Consolidated Results – Impairment of Long-lived Tangible Assets' below, the charges in fiscal years 2005 and 2004 were $7.1 million and $9.4 million, respectively.

MD&A

Our Business Segment Results

Our operations are managed through five geographic segments as well as the Acergy Corporate segment, through which we manage our activities that serve more than one segment, as described below. Our chief operating decision maker is the Chief Executive Officer of Acergy S.A. He is assisted by the Chief Operating Officer and for each segment he is supported by a Vice President who is responsible for managing all aspects of the projects within the segment, from initial tender to completion. Each segment is accountable for income and losses for such projects. Each segment may provide support to other segments. Our segments are based on the geographic distribution of our activities. Our business is based on the following service capabilities which we have adopted: Subsea, Risers, Umbilicals and Flowlines ('SURF'); Conventional; Inspection, Maintenance and Repair ('IMR'); Survey; and Trunklines which are described in Note 20 to the Consolidated Financial Statements.

Acergy Africa and Mediterranean

For the fiscal year ended November 30 (in millions)	2006 $	%	2005 $	%	2004 $	%
Net operating revenue from continuing operations	**1,045.5**	**49.2%[a]**	714.1	48.1%[a]	536.0	48.7%[a]
Operating expenses from continuing operations	**852.5**	**49.3%[b]**	592.9	47.6%[b]	461.6	48.3%[b]
Income before income taxes from continuing operations	**133.9**		49.4		27.0	

(a) Segment net operating revenue as a percentage of total net operating revenue from continuing operations.

(b) Segment operating expenses as a percentage of total operating expenses from continuing operations.

This segment comprises all activities within Africa and the Mediterranean region. It operates fabrication yards in Nigeria and Angola and manages project specific joint ventures such as Mar Profundo Girassol ('MPG'), now completed, and the Dalia Floating Production and Storage Offloading ('FPSO') facility. Its main offices are based in Suresnes, France.

In line with our strategy to focus our business on developing globally our deepwater SURF capabilities with IMR and Conventional services on a more regionalized basis, we sold on November 24, 2006 our non-core shallow water diving business Stolt Comex Seaway Nigeria Limited and two vessels *American Pride* and *American Independence* to Hydrodive Nigeria Limited for cash proceeds of $5.5 million.

Net Operating Revenue from continuing operations

For fiscal year 2006 Acergy Africa and Mediterranean's net operating revenue of $1,045.5 million was 49.2% of our total net operating revenue and an improvement of $331.4 million, or 46.4% compared to $714.1 million in fiscal year 2005. This was driven by an increase in SURF projects and our successful and timely executions of projects Erha and EPC2B in Nigeria to our clients' satisfaction. SURF projects, such as Erha, Greater Plutonio and Moho Bilondo, contributed $602.4 million and Conventional projects such as Amenam II and EPC2B, generated $246.3 million of net operating revenue in fiscal year 2006. Projects conducted by our Sonamet/Sonacergy joint venture in which we have 55% interest, reported $106.4 million of net operating revenue, an increase of $38.5 million compared to $67.9 million in fiscal year 2005 primarily due to a rise in market demand for fabrication.

Net operating revenue in fiscal year 2005 of $714.1 million was 48.1% of our total net operating revenue from continuing operations and an increase of $178.1 million compared to $536.0 million in fiscal year 2004, reflecting the steady strengthening of demand for Conventional and SURF service capabilities. Two SURF projects, Greater Plutonio and Erha, generated more than $293 million of the segment's net operating revenue. Conventional projects such as Amenam II, Benguela Belize and EPC2B accounted for $264.0 million of net operating revenue. In addition our Sonamet/Sonacergy joint venture projects represented $67.9 million of the net operating revenue, reflecting the first full year of consolidation after adoption of FIN 46R from May 31, 2004.

Operating Expenses from continuing operations

This segment's operating expenses in fiscal year 2006 were $852.5 million as compared to $592.9 million in fiscal year 2005 representing 49.3% of our total net operating expenses from continuing operations. The increase of $259.6 million was primarily due to the increase in project activity discussed above and to the increase in steel and other commodities prices last year.

Acergy Africa and Mediterranean's operating expenses in fiscal year 2005 were $592.9 million, an increase of $131.3 million compared to $461.6 million in fiscal year 2004. The increase was in line with the increased net operating revenue, and related to expenses incurred on the large projects mentioned in the above discussion of fiscal year 2005 revenues, all of which reported positive margins.

Income before income taxes from continuing operations

The segment's income before income taxes in fiscal year 2006 of $133.9 million more than doubled compared to fiscal year 2005 reflecting the high levels of activity experienced and good performance on EPC2B, Erha and Amenam II, which more than offset the deterioration in the results of Greater Plutonio. Additionally it also reflected the improved contract management procedures we implemented in fiscal year 2005.

In fiscal year 2005, Acergy Africa and Mediterranean reported income before income taxes from continuing operations of $49.4 million as compared to $27.0 million in fiscal year 2004. This improvement was mainly due to the profitable performance of a growing volume of projects.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(continued)

The following table sets forth the most significant projects in the Acergy Africa and Mediterranean segment:

Project Name	Description
Lump Sum Conventional Projects:	
Amenam II	Project offshore Nigeria, executed during 2004 to 2006 for Total Nigeria/Elf Petroleum Nigeria Ltd.
Benguela Belize	Project offshore Angola, executed during 2003 to 2005 for Chevron Texaco Overseas Petroleum ('Chevron Texaco').
EPC2B	Project offshore Nigeria, to be executed during 2005 to 2007 for EEPNL.
OGGS	Offshore gas gathering system project offshore Nigeria, executed during 2002 to 2004 for Shell Petroleum Development Company of Nigeria Limited ('SPDC'), acting on behalf of itself and partners, including the Nigerian National Oil Company.
Sanha Bomboco	Project offshore Angola, executed during 2002 to 2004 for ChevronTexaco led by Cabinda Gulf Oil Company (CABGOC).
Yokri	Project offshore Nigeria, executed during 2001 to 2004 jointly with a local partner for SPDC, acting on behalf of itself and partners, including the Nigerian National Oil Company.
Lump Sum SURF Projects:	
Bonga	Project offshore Nigeria, executed during 2001 to 2004 for Shell Nigeria.
Erha	Project offshore Nigeria, executed during 2002 to 2006 for EEPNL.
Greater Plutonio	Project to be executed during 2004 to 2007 for BP Angola BV ('BP'). This project involves the engineering, procurement, fabrication, and installation of umbilicals, risers and flowlines for the development of Block 18 offshore Angola.
Moho Bilondo	Project offshore Congo, to be executed during 2005 to 2008 for Total / Elf Petroleum Congo Ltd.
Kizomba C Mondo / Kizomba C Saxi Batuque	Project offshore Angola, to be executed during 2006 to 2008 for ExxonMobil.
Tombua Landana	Project offshore Angola, to be executed during 2006 to 2009 for Chevron Texaco.
Sonamet/Sonacergy Projects	Portfolio of shallow water and deepwater fabrication projects performed on the fabrication facility in Lobito, Angola on behalf of the Group and other external clients.

Acergy Northern Europe and Canada

For the fiscal year ended November 30 (in millions)	2006 $	%	2005 $	%	2004 $	%
Net operating revenue from continuing operations	**827.2**	**38.9%[(a)]**	579.0	39.0%[(a)]	341.7	31.1%[(a)]
Operating expenses from continuing operations	**673.4**	**38.9%[(b)]**	486.7	39.1%[(b)]	276.0	28.9%[(b)]
Income before income taxes from continuing operations	**122.5**		67.0		46.1	

(a) Segment net operating revenue as a percentage of total net operating revenue from continuing operations.

(b) Segment operating expenses as a percentage of total operating expenses from continuing operations.

This segment includes all activities in Northern Europe, Eastern Canada and Azerbaijan and manages the Acergy/Subsea 7 joint venture operations. Its offices are based in Aberdeen, United Kingdom ('UK'); Stavanger, Norway; and Moscow, Russia.

In fiscal year 2006 we signed a new lease agreement with DOFCON ASA for an eight year charter of the *Skandi Acergy* commencing in the second quarter of fiscal year 2008 to work on SURF projects. Also in fiscal year 2006, we decided to move our Aberdeen offices in fiscal year 2008 to a new site. We will be leasing our new offices and expect to spend approximately $7.6 million on fixtures and fittings.

In fiscal year 2005 we entered into an agreement with Eidesvik Shipping AS to charter a new build ship *Acergy Viking* for the IMR and Survey market. It is expected to join our fleet mid-2007 and commence working on Survey projects. Survey activities include support for both external clients and internal projects in the fields of construction support, pipeline inspection and seabed mapping using specialized Survey vessels and Survey ROVs as further described in Note 20 to the Consolidated Financial Statements.

Net Operating Revenue from continuing operations

This segment's net operating revenue in fiscal year 2006 of $827.2 million accounted for 38.9% of our total net operating revenue from continuing operations and increased by $248.2 million compared to fiscal year 2005 due to SURF activities which reported $524.3 million in fiscal year 2006, an increase of $199.9 million as compared to $324.4 million in fiscal year 2005, generated from numerous projects such as Britannia Satellites, CNR Frame Agreement, Dumbarton, Ormen Lange, Volve and Terra Nova. Project Terra Nova is the first project we have executed off the coast of Canada. Additionally an improvement in net operating revenue was also contributed to by the successful completion of the Trunkline project Langeled. The project was completed ahead of schedule to the entire satisfaction of our client, laying a total 980 kilometers of trunklines, using our vessel *Acergy Piper*. In fiscal year 2006 IMR activities for Norsk Hydro and BP, contributed $44.0 million of net operating revenue and Survey activities executed for Statoil and BP, reported $45.8 million of net operating revenue.

Acergy Northern Europe and Canada's net operating revenue increased by $237.3 million to $579.0 million in fiscal year 2005 compared to $341.7 million in 2004. In fiscal year 2005 the commencement of the large Langeled Trunkline project was the major driver of increased revenue. SURF activities contributed $324.4 million in fiscal year 2005, compared to $219.0 million in fiscal year 2004. This improvement in revenue from SURF projects reflected the contributions made by several projects, including Forvie North, Norne Satellites, Britannia Satellites and Tors Development. In fiscal year 2005 IMR activities for Norsk Hydro and BP contributed $50.1 million of revenue, and Survey activities performed for Statoil accounted for $23.9 million of revenue.

Operating Expenses from continuing operations

Operating expenses in fiscal year 2006 of $673.4 million represented 38.9% of our total operating expenses from continuing operations and increased by $186.7 million compared to $486.7 million in fiscal year 2005 mainly attributable to the related increase in project activities and cost of overruns and delays incurred on the Tyrihans Development, Britannia Satellites and Dumbarton projects.

Acergy Northern Europe and Canada's operating expenses in fiscal year 2005 increased by $210.7 million to $486.7 million compared to $276.0 million in fiscal year 2004, reflecting the high level of project activity resulting from the growth in demand for field development services. Some delays and cost overruns occurred in the early stages of the Langeled project and we recorded provisions in respect of cost increases on the Valdemar, Britannia Satellites and Forvie North projects.

Income before income taxes from continuing operations

This segment's income before income taxes in fiscal year 2006 was $122.5 million, an increase of $55.5 million compared to $67.0 million in fiscal year 2005 driven by an increase in net operating revenue from the strong performance on projects such as Langeled and Norne Satellites and an increase in our share of the net income from non-consolidated joint ventures which was partially offset by poor performance on projects such as Tyrihans Development, Britannia Satellites and Dumbarton.

In fiscal year 2005, Acergy Northern Europe and Canada reported income before income taxes of $67.0 million as compared to $46.1 million in fiscal year 2004. The increase was mainly due to overall successful execution of the Valdemar and Forvie North projects together with settlement of variation orders on the Arthur project and insurance claims for which the costs were recorded in prior periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(continued)

The following table sets forth the most significant projects in the Acergy Northern Europe and Canada segment:

Project Name	Description
Lump Sum SURF Projects:	
Aasgard Q	Project offshore Norway executed during 2004 and 2005 for Statoil.
Tors Development	Project offshore United Kingdom executed during 2005 for ATP Oil and Gas Corporation.
Britannia Satellites	Project offshore United Kingdom, to be executed during 2005 to 2007 for ConocoPhillips (UK) Ltd ('ConocoPhillips').
Clair	Project offshore United Kingdom, executed during 2004 for BP Exploration Operating Company Limited ('BP').
Dumbarton	Project offshore United Kingdom, to be executed during 2006 to 2007 for Maersk Olie og Gas A/S ('Maersk').
Endeavour	Project offshore United Kingdom, executed during 2003 and 2004 for BP.
Forvie North	Project offshore United Kingdom executed during 2005 and 2006 for Total.
Valdemar	Project offshore Denmark, executed during 2004 and 2005 for Maersk.
Arthur	Project offshore United Kingdom, executed during 2004 for Mobil North Sea Ltd.
Norne Satellites	Project offshore Norway, executed during 2005 for Statoil.
Ormen Lange MEG Pipelines	Project offshore Norway, executed during 2004 to 2006 for Norsk Hydro Produksjon A.S.
Volve	Project offshore Norway, to be executed during 2005 to 2007 for Statoil.
Terra Nova	Project offshore Canada, executed during 2006 for Petro Canada.
Lump Sum Trunkline Projects:	
Eldfisk	Project offshore Norway, to be executed during 2006 to 2007 for ConocoPhillips.
Langeled	Project offshore Norway and United Kingdom, executed during 2004 to 2006 for Statoil. This project involved the laying of more than 980 km of large diameter trunkline from the Ormen Lange field in the Norwegian sector of the North Sea to the east coast of southern United Kingdom.
Tyrihans Development	Project offshore Norway to be executed in 2007 for Statoil mainly utilizing lay-barge *Acergy Piper*.
Day Rate IMR Projects:	
Draugen	Project offshore Norway, executed during the period 1993 to 2004 for A/S Norske Shell.
SURF/IMR/Survey Project:	
CNR Frame Agreement	Project offshore United Kingdom, executed during 2006 for CNR.

Acergy North America and Mexico – Continuing Operations

For the fiscal year ended November 30 (in millions)	2006 $	%	2005 $	%	2004 $	%
Net operating revenue from continuing operations	**38.0**	**1.8%[a]**	49.1	3.3%[a]	28.3	2.6%[a]
Operating expenses from continuing operations	**31.7**	**1.8%[b]**	48.5	3.9%[b]	34.5	3.6%[b]
Income (loss) before income taxes from continuing operations	**2.8**		(1.8)		(4.5)	

(a) Segment net operating revenue as a percentage of total net operating revenue from continuing operations.

(b) Segment operating expenses as a percentage of total operating expenses from continuing operations.

This segment includes activities in the United States, Mexico, Central America and Western Canada and provides project management support for major projects executed in South America. Its office is in Houston, Texas in the United States of America.

In fiscal year 2005 we made a strategic decision to reorient Acergy North America and Mexico toward deepwater SURF work and sold our Conventional and shallow water IMR assets classified as discontinued operations to Cal Dive.

Net Operating Revenue from continuing operations
Net operating revenue was $38.0 million in fiscal year 2006, a decrease of $11.1 million as compared to fiscal year 2005 partly due to the reassignment of ships that had been used on projects in fiscal year 2005 to other projects in fiscal year 2006. The revenue generated primarily related to the project Matterhorn utilizing the *Acergy Hawk*.

Acergy North America and Mexico's net operating revenue from continuing operations in fiscal year 2005 increased by $20.8 million to $49.1 million compared to $28.3 million in fiscal year 2004. The increase was due to two projects performed by the *Acergy Eagle* and the *Acergy Falcon* (J. Bellis Development, and a buoy installation for Advanced Product Loading Limited, both in the Gulf of Mexico offshore the US) as part of their SURF work in the first quarter of fiscal year 2005.

Operating Expenses from continuing operations
Operating expenses for fiscal year 2006 were $31.7 million as compared to $48.5 million in fiscal year 2005. The decreased costs reflected the decreased net operating revenue generated by the segment and the good performance of the *Acergy Hawk* on the Matterhorn project.

Acergy North America and Mexico's operating expenses in fiscal year 2005 were $48.5 million, a $14.0 million increase compared to $34.5 million in fiscal year 2004. This was due to increased SURF activity by the *Acergy Eagle* and the *Acergy Falcon*, as described above.

Income (loss) before income taxes from continuing operations
The segment's income before income taxes was $2.8 million, compared to a loss before income taxes of $1.8 million in fiscal year 2005. In addition to the Matterhorn project, it includes a portion of net income earned from project PRA-1 where project management services were provided to Acergy South America.

Acergy North America and Mexico's loss before income taxes was $1.8 million in fiscal year 2005, compared to losses before income taxes of $4.5 million in fiscal year 2004.

The table below sets forth the most significant projects in the Acergy North America and Mexico segment:

Project Name	Description
Lump Sum SURF Projects:	
Energy Bridge	Project offshore the United States of America, executed during 2004 and 2005 for Advanced Product Loading Limited.
J. Bellis Development	Project offshore the United States of America, executed during 2005 for LLOG Exploration Offshore, Inc.
NCMA	Project offshore Trinidad and Tobago, executed during 2005 and 2006 for British Gas.
Matterhorn	Project offshore the United States of America, executed during 2006 for Total Fina Elf.

MD&A

Acergy North America and Mexico – Discontinued Operations

For the fiscal year ended November 30 (in millions)	2006 $	2005 $	2004 $
Net operating revenue from discontinued operations	**66.6**	222.6	142.3
Operating expenses from discontinued operations	**79.6**	205.8	174.2
Income (loss) before income taxes from discontinued operations	**16.9**	33.1	(39.8)

For this discussion, discontinued operations relates to work performed by the Conventional and shallow water IMR assets sold to Cal Dive in fiscal year 2005 and fiscal year 2006 or by assets subsequently contracted to finalize certain Conventional projects in Trinidad and Tobago that were in progress at the date of the disposal.

On January 9, 2006 we completed the sale of the derrick lay-barge *DLB 801* following the completion of the barge's projects in Trinidad and Tobago and on March 15, 2006 we completed the sale of the last remaining asset, the reel pipelay ship *Seaway Kestrel*, to Cal Dive for total cash proceeds of $80.4 million and a gain on disposal of $35.1 million. On October 31, 2005 we sold seven ships and the shore support bases and equipment to Cal Dive for a total of $42.5 million in cash, resulting in a gain of $27.1 million.

Net Operating Revenue from discontinued operations

The segment's net operating revenue from discontinued operations in fiscal year 2006 decreased by $156.0 million to $66.6 million compared to $222.6 million in fiscal year 2005 due to discontinued operations winding down towards a close. The revenue generated came from the two remaining projects Dolphin Deep and NGC-Bud and reflected the delays experienced in completion of these Conventional projects.

Acergy North America and Mexico's net operating revenue in fiscal year 2005 increased by $80.3 million to $222.6 million compared to $142.3 million in fiscal year 2004. The increase was due principally to the major Conventional projects executed in Trinidad and Tobago by the derrick lay-barge *DLB 801* and the reel pipelay ship *Seaway Kestrel*. Strong growth in IMR activities in the second half of fiscal year 2005 was also recorded as a result of repair work for clients following hurricanes Rita and Katrina.

Operating Expenses from discontinued operations

The segment's operating expenses from discontinued operations for fiscal year 2006 was $79.6 million, a decrease of $126.2 million as compared to $205.8 million in fiscal year 2005. The decrease in costs was mainly driven by the reduced activity as reflected by the significant decrease in net operating revenue from discontinued operations. Additionally, we incurred extra costs due to difficulties encountered on a third party vessel while completing the work on projects Dolphin Deep and NGC-Bud.

Acergy North America and Mexico's operating expenses from discontinued operations in fiscal year 2005 were $205.8 million, a $31.6 million increase compared to $174.2 million in fiscal year 2004. This was partly due to the *DLB 801* and the *Seaway Kestrel* continuing their work on the Conventional projects begun in fiscal year 2004 in Trinidad and Tobago as well as an increase in IMR activities due to repair work as a result of damage to offshore installations by hurricanes Rita and Katrina. The increase in operating expenses was also due to cost overruns and liquidated damages on Conventional projects caused by technical problems with the *DLB 801* originating in fiscal year 2004 and delays in scheduled commitments caused by poor weather conditions.

Income (loss) before income taxes from discontinued operations

The segment's income before income taxes from discontinued operations of $16.9 million in fiscal year 2006 was a decrease of $16.2 million as compared to $33.1 million in fiscal year 2005. The decrease was primarily attributable to the decreased activity and to the difficulties encountered on completion of the Dolphin Deep and NGC-Bud projects as discussed above, only partially offset by the gain of $35.1 million on the sale of the two vessels to Cal Dive being higher than the gain of $27.1 million in fiscal year 2005 discussed above.

Acergy North America and Mexico's income before income taxes was $33.1 million in fiscal year 2005, compared to a loss before income taxes of $39.8 million in fiscal year 2004. The improvement was partly due to the gain of $27.1 million from the disposal of the segment's shallow water operations to Cal Dive, together with the good margins generated by repair work in the wake of hurricanes Rita and Katrina in the third and fourth quarters of fiscal year 2005.

The following table sets forth the most significant projects in discontinued operations in the Acergy North America and Mexico segment:

Project Name	Description
Lump Sum Conventional Projects:	
Angostura	Project offshore Trinidad and Tobago, executed during 2003 to 2005 for BHP Billiton.
Dolphin Deep	Project offshore Trinidad and Tobago, executed during 2004 to 2006 for BG International Limited.
NGC-Bud	Project offshore Trinidad and Tobago, to be executed during 2004 to 2007 for National Gas Company.

Acergy South America

For the fiscal year ended November 30 (in millions)	2006 $	%	2005 $	%	2004 $	%
Net operating revenue from continuing operations	**82.6**	**3.9%**[(a)]	50.2	3.4%[(a)]	55.0	5.0%[(a)]
Operating expenses from continuing operations	**68.7**	**4.0%**[(b)]	44.0	3.5%[(b)]	39.2	4.1%[(b)]
Income (loss) before income taxes from continuing operations	**4.5**		(1.9)		11.3	

(a) Segment net operating revenue as a percentage of total net operating revenue from continuing operations.

(b) Segment operating expenses as a percentage of total operating expenses from continuing operations.

This segment includes all activities in South America and the islands of the southern Atlantic Ocean and has its office in Rio de Janeiro, Brazil. Its principal operating location is Macae, Brazil.

The vessel *Pertinacia* has been refitted and is being transformed from a cable-laying vessel into a flexible pipe-laying vessel. On completion of the conversion work it is expected to be available early 2007 to accommodate the long-term charter signed with Petrobras.

Net Operating Revenue from continuing operations
This segment's net operating revenue for fiscal year 2006 of $82.6 million represented 3.9% of our total net operating revenue from continuing operations and was an increase of $32.4 million as compared to $50.2 million in fiscal year 2005 attributable partly to an increase in execution of IMR related activity and partly to an increase in SURF activity. The increase in SURF activity included the commencement of the engineering and procurement phase on the first lump sum SURF turnkey project in Brazil called PRA-1.

Acergy South America's net operating revenue decreased in fiscal year 2005 by $4.8 million to $50.2 million compared to $55.0 million in fiscal year 2004. This decrease was mainly related to the scheduled dry-docking of both the flowline ship *Acergy Condor* and the construction support ship *Acergy Harrier* for inspection of the underwater parts of the ships.

Operating Expenses from continuing operations
This segment's operating expenses for fiscal year 2006 of $68.7 million accounted for 4.0% of our total operating expenses from continuing operations and were $24.7 million higher as compared to $44.0 million in fiscal year 2005. The increase was partly due to the increased costs to operate *Acergy Condor* and *Acergy Harrier* and partly to the commencement of engineering and procurement phases on the new project PRA-1.

Acergy South America's operating expenses in fiscal year 2005 were $44.0 million, an increase of $4.8 million as compared to $39.2 million in fiscal year 2004. This increase was mainly related to unscheduled repairs following a fire on the *Acergy Condor* and engine damage on the *Acergy Harrier* during the second half of fiscal year 2005 and the increase of local costs due to the Brazilian real's appreciation against the US dollar.

Income (loss) before income taxes from continuing operations
Income before income taxes for this segment was $4.5 million in fiscal year 2006, an increase of $6.4 million compared to a $1.9 million loss before income taxes in fiscal year 2005 due to an increase in IMR and SURF activity as discussed above.

The loss before income taxes for Acergy South America was $1.9 million in fiscal year 2005, a deterioration of $13.2 million from fiscal year 2004. This deterioration was due to the dry-dockings of the *Acergy Condor* and *Acergy Harrier* on long-term ship contracts, unexpected repair costs and an increase in local costs as discussed above.

The following table sets forth the most significant projects in the Acergy South America segment:

Project Name	Description
Lump Sum SURF Projects:	
Frade	Project offshore Brazil, to be executed during 2006 to 2009 for Chevron.
PRA-1	Project offshore Brazil, to be executed during 2006 to 2008 for Petrobras.

Acergy Asia and Middle East

For the fiscal year ended November 30 (in millions)	2006 $	%	2005 $	%	2004 $	%
Net operating revenue from continuing operations	**129.8**	**6.1%(a)**	80.7	5.4%(a)	31.9	2.9%(a)
Operating expenses from continuing operations	**112.9**	**6.5%(b)**	71.2	5.7%(b)	25.3	2.6%(b)
Income before income taxes from continuing operations	**1.1**		2.3		2.5	

(a) Segment net operating revenue as a percentage of total net operating revenue from continuing operations.

(b) Segment operating expenses as a percentage of total operating expenses from continuing operations.

This segment includes all activities in Asia Pacific, India and Middle East (but excludes the Caspian Sea) and includes the new joint venture SapuraAcergy with Sapura Crest Petroleum Berhad. It has its office in Singapore with satellite offices in Jakarta and Balikpapan, Indonesia and Perth, Australia.

Investment
On June 9, 2006 we announced the charter of *Toisa Proteus* from the Toisa/Sealion Group of companies. The ship will provide offshore construction services in the Asia Pacific region for a period of three years and is expected to join the fleet on completion of its conversion program in the third quarter of fiscal year 2007. Also the *Sapura 3000*, a new build ship within the SapuraAcergy joint venture, is expected to be available in mid-2007 and is anticipated to be working on joint venture projects in late fiscal year 2007.

Net Operating Revenue from continuing operations
Net operating revenue of $129.8 million accounted for 6.1% of total net operating revenue from continuing operations in fiscal year 2006, and was an increase of $49.1 million compared to $80.7 million in fiscal year 2005. The increase was mainly driven from net operating revenues of SURF projects such as Casino, Sakhalin and Dai Hung and reflects our strategy to develop this segment around the SURF market.

Acergy Asia and Middle East's net operating revenue increased dramatically in fiscal year 2005 by $48.8 million to $80.7 million due to two major SURF projects, Casino and Sakhalin. Together these accounted for $52.1 million of the segment's net operating revenue, and they were the first SURF projects to be executed by the segment.

Operating Expenses from continuing operations
Operating expenses in fiscal year 2006 of $112.9 million were 6.5% of our total operating expenses from continuing operations, an increase of $41.7 million from fiscal year 2005 reflecting operational difficulties experienced on Dai Hung and Kerisi projects together with the increased labor costs due to our high levels of staffing as we develop this segment for future growth.

Operating expenses in fiscal year 2005 were $71.2 million accounting for 5.7% of our total operating expenses from continuing operations, an increase of $45.9 million compared to $25.3 million in fiscal year 2004. This increase was in line with the increase in project activity.

Income before income taxes from continuing operations
The segment's income before income taxes for fiscal year 2006 was $1.1 million, a decrease of $1.2 million compared to $2.3 million in fiscal year 2005 attributable partly to the increase in expenses incurred on recruiting additional staff and partly to the project performance issues.

Acergy Asia and Middle East's income before income taxes for fiscal year 2005 was $2.3 million, a marginal decrease compared to fiscal year 2004 and was attributable to the increased recruitment costs of additional staff to handle the segment's expected future growth.

The following table sets forth the most significant projects in the Acergy Asia and Middle East segment:

Project Name	Description
Lump Sum SURF Projects:	
Casino	Project offshore Australia, executed during 2005 and 2006 for Santos Ltd.
Sakhalin	Project offshore Russia, executed during 2004 to 2006 for Nippon Steel Corporation.
Dai Hung	Project offshore Vietnam, to be executed during 2005 to 2007 for Petrovietnam Exploration and Production Company.
Kerisi	Project offshore Indonesia, to be executed during 2006 to 2007 for ConocoPhillips.
Maari	Project offshore New Zealand, to be executed during 2006 to 2008 for Tanker Pacific.
Vincent Development	Project offshore Australia, to be executed during 2006 to 2008 for Woodside.

Acergy Corporate

For the fiscal year ended November 30 (in millions)	2006 $	%	2005 $	%	2004 $	%
Net operating revenue from continuing operations	**1.1**	**0.1%** [(a)]	10.2	0.8%[(a)]	106.7	9.7%[(a)]
Operating expenses from continuing operations	**(9.5)**	**(0.5)%**[(b)]	1.5	0.2%[(b)]	118.2	12.5%[(b)]
Income (loss) before income taxes from continuing operations	**29.7**		4.3		(28.3)	

(a) Segment net operating revenue as a percentage of total net operating revenue from continuing operations.

(b) Segment operating expenses as a percentage of total operating expenses from continuing operations.

This segment includes all activities that serve more than one segment; assets which have global mobility including construction and flowline lay support ships, ROVs, trenchers, ploughs, and other mobile assets that are not allocated to any one segment; and Management and corporate services provided for the benefit of all our businesses. It also includes the joint ventures NKT Flexibles and Seaway Heavy Lifting ('SHL'). Acergy's principal executive offices are located in Sunbury-on-Thames, United Kingdom.

Net Operating Revenue from continuing operations
Acergy Corporate's net operating revenue in fiscal year 2006 decreased by $9.1 million to $1.1 million compared to $10.2 million in fiscal year 2005 primarily attributable to no active businesses being managed in this segment following the divestment of Paragon Engineering Services, Inc. in early 2005. Net operating revenue of $1.1 million was attributable to external Acergy Corporate services.

Acergy Corporate's net operating revenue was significantly reduced in fiscal year 2005 to $10.2 million from $106.7 million in fiscal year 2004. This decrease reflected the disposal of the Paragon Companies and Serimer DASA in fiscal year 2004 and the early part of fiscal year 2005. There were no active businesses in Acergy Corporate from the second quarter of fiscal year 2005. Acergy Corporate also included the results of Paragon Engineering Services, Inc., up until the date of its disposal by us to AMEC plc effective January 19, 2005.

Operating Expenses from continuing operations
In fiscal year 2006 the segment's operating expenses experienced an over-recovery of $9.5 million, as compared to a cost of $1.5 million in fiscal year 2005. This was principally generated from the high utilization rate of our vessels which has led to an over-recovery in that activity as the charge out rates to other segments are based on budgeted levels of utilization. This has no impact on our net consolidated results.

Since the sale of Paragon Engineering Services, Inc., in January 2005, the only remaining operating expenses incurred by Acergy Corporate have been asset-related and other project support costs, which were allocated to particular projects. Therefore in fiscal year 2005 the segment's operating expenses were reduced to $1.5 million from $118.2 million in fiscal year 2004.

Income (loss) before income taxes from continuing operations
Acergy Corporate's income before income taxes for fiscal year 2006 of $29.7 million was an increase of $25.4 million compared to fiscal year 2005 attributable partly to an improvement in net income contribution from the non-consolidated joint venture operations of NKT Flexibles and SHL and partly to the over-recovery described above. Additionally a substantial decrease was experienced in the expense charged in respect of the SMIP from $11.1 million in fiscal year 2005 to $3.0 million in fiscal year 2006 following the adoption of SFAS 123(R).

Acergy Corporate had reported income before income taxes for fiscal year 2005 of $4.3 million compared to a loss before income taxes from continuing operations of $28.3 million in fiscal year 2004. The improvement was due to the better profitability reported by our non-consolidated joint ventures, particularly SHL, as well as the reduction in losses by NKT Flexibles. Gains on the disposal of long-lived tangible assets and subsidiaries, including Paragon Engineering Services, Inc., totaled $3.8 million. The elimination of prior year losses on the Paragon Companies and Serimer DASA and the non-recurrence of certain one-off charges also contributed to the improvement. This was offset by a substantial increase in the expense charged in respect of the SMIP from $4.0 million in fiscal year 2004 to $11.1 million in fiscal year 2005, following the increase in the share price on which the charge was based at that time.

Consolidated Results – Continuing Operations

Net Operating Revenues

Net operating revenue increased to $2,124.2 million in fiscal year 2006 from $1,483.3 million in fiscal year 2005, mainly driven by Acergy Africa and Mediterranean and Acergy Northern Europe and Canada where the SURF activity grew significantly, and to a lesser extent by Acergy South America and Acergy Asia and Middle East. These improvements reflected strong market conditions for our SURF assets and generally successful project execution. The improvement was partially offset by Acergy North America and Mexico where revenues decreased due to lack of ship availability and Acergy Corporate where insignificant external revenues were generated on Corporate services.

Net operating revenue increased to $1,483.3 million in fiscal year 2005 from $1,099.6 million in fiscal year 2004, primarily due to the strong performance of Acergy Africa and Mediterranean and Acergy Northern Europe and Canada, where project execution and delivery were consistently better than historical levels. Additionally, net operating revenues benefited from the first full year of consolidation of Sonamet and Sonacergy. These increases were partially offset by the slight decrease in Acergy South America and the decrease in Acergy Corporate reflecting the disposal of the Paragon Companies and Serimer DASA.

Net operating revenue in fiscal year 2007 is expected to be approximately $2.3 billion. As at November 30, 2006 of our backlog of $2.6 billion, an estimated $1.7 billion is for execution in fiscal year 2007.

Operating Expenses

Operating expenses increased to $1,729.7 million in fiscal year 2006 from $1,244.8 million in fiscal year 2005 primarily attributable to the level of activity noted above together with some increase in manpower and procurement activity offset by a reduction in project activity in Acergy North America and Mexico. Additionally the increase reflects commodity price increases and cost overruns on certain projects.

Operating expenses increased to $1,244.8 million in fiscal year 2005 from $954.8 million in fiscal year 2004. The increase was driven mainly by increased project activity, especially in Acergy Africa and Mediterranean and Acergy Northern Europe and Canada. It also reflects increased investment in staffing in Acergy Asia and Middle East in furtherance of our strategic decision to increase SURF work in this segment.

Operating expenses in fiscal year 2007 are expected to be slightly higher than fiscal year 2006 reflecting the growth in revenues, continued efforts in recruitment and development of our workforce, together with the extension of our fleet.

Depreciation and Amortization

Depreciation and amortization in fiscal year 2006 amounted to $58.6 million compared to $56.9 million and $60.6 million in fiscal years 2005 and 2004, respectively. The increase in fiscal year 2006 was due to the depreciation of the *Acergy Discovery* purchased in fiscal year 2006 and investments recently made in Angola.

The main reason for the reduction in fiscal year 2005 was the disposal or classification as 'Assets held for sale' of a number of our assets, principally the *Seaway Kestrel*, the trenching assets, and the portable marine assets scrapped in the fourth quarter of fiscal year 2004.

Share in Net Income of Non-consolidated Joint Ventures

Our share in net income of non-consolidated joint ventures from continuing operations in fiscal years 2006, 2005 and 2004 was as follows:

For the fiscal year ended November 30 (in millions)	2006 $	2005 $	2004 $
Mar Profundo Girassol	**0.5**	5.2	(3.1)
Dalia FPSO	**2.0**	1.8	(1.7)
Acergy/Subsea 7	**16.7**	7.3	3.5
Kingfisher D.A.	**–**	3.9	0.6
EPIC	**–**	0.1	7.8
SapuraAcergy	**(1.6)**	–	–
SHL	**15.5**	8.5	5.9
NKT Flexibles	**8.2**	0.1	(5.0)
Sonamet/Sonacergy	**–**	–	7.0[(a)]
Total	**41.3**	26.9	15.0

(a) Excludes Sonamet and Sonacergy data for the fiscal years ended November 30, 2006, 2005 and the last six months for fiscal year ended November 30, 2004. In accordance with FIN 46R, both Sonamet and Sonacergy have been accounted for as consolidated subsidiaries since May 31, 2004. Until that date they were accounted for using the equity method because our ability to control the operation of the investees was restricted by the significant participating interest held by another party.

Our share in net income of non-consolidated joint ventures in fiscal year 2006 increased to $41.3 million from $26.9 million in fiscal year 2005. The increase was partly due to an improvement in our joint venture income from Acergy/Subsea 7 where income increased by $9.4 million. This reflects the management by the joint venture of additional projects such as FTP By-Pass which, of the total of $16.7 million for fiscal year 2006, contributed $9.1 million. Income from joint ventures SHL and NKT Flexibles improved to $15.5 million and $8.2 million respectively due to the very good performance of SHL's Stanislav Yudin barge and to the increased demand for flexible pipes as reflected by the NKT Flexibles plant running at full capacity. The Dalia FPSO joint venture managed successfully the construction and the commission of the Dalia FPSO. The loss in income from SapuraAcergy arises from the fixed costs of the joint venture before it commences working with the ship *Sapura 3000*. The decrease in contribution from Mar Profundo Girassol and the Kingfisher D.A. joint ventures was due to the cessation of activities of both joint ventures. The Kingfisher D.A. joint venture is expected to be liquidated in fiscal year 2007.

The increase in fiscal year 2005 to $26.9 million compared to $15.0 million in fiscal year 2004 was partly attributable to Mar Profundo Girassol, the joint venture where our share of income improved by $8.3 million following the joint venture's completion of its scope of work building and installing the FPSO in the Girassol field. NKT Flexibles' improvement of $5.1 million reflected the increase in demand for flexible products and improvement in plant utilization. The joint ventures SHL, Acergy/Subsea 7 and the Dalia FPSO continued to deliver improved results as these specialist businesses benefited partly from the global increase in demand for field development services provided by offshore contractors and partly from increased or improved activity in the existing contracts. The increase in income from the Kingfisher D.A. was due to the gain on disposal of the *Kingfisher*, the only ship operated by that joint venture. The EPIC joint venture ceased operations in the first half of fiscal year 2005.

In fiscal year 2007, total net income for our share from our non-consolidated joint ventures is expected to be slightly lower than fiscal year 2006. We expect income from SapuraAcergy and NKT Flexibles joint ventures to be higher offset by a lower net income from Acergy/Subsea 7 and SHL.

Selling, General and Administrative ('SG&A') Expenses
SG&A expenses from continuing operations in fiscal year 2006 were $149.4 million, compared to $119.9 million and $111.0 million in fiscal years 2005 and 2004, respectively. The increase in fiscal year 2006 over fiscal year 2005 was partly attributable to increase in recruitment costs to support business growth in Acergy Corporate and in the growing business segment of Acergy Asia and Middle East. Additionally there was an increase in bonuses of $10.5 million due to our improved profitability largely offset by a decrease in SMIP charges of $8.2 million following the adoption of SFAS No. 123(R).

The increase in fiscal year 2005 over fiscal year 2004 was mainly attributable to an additional $7.1 million incurred in respect of the SMIP and $6.1 million of additional compensation bonuses paid due to the increase in our profitability.

As a condition of the amended and restated $400 million revolving credit and guarantee facility agreement agreed in fiscal year 2004 and amended in fiscal year 2006, the banks required us to put in place the SMIP in order to secure the services of certain senior executives through to the first quarter of fiscal year 2007. The SMIP provides for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic and financial objectives for each of the fiscal years 2004, 2005 and 2006. We have accrued in 2006, 2005 and 2004 for the proportion of compensation expense relating to the service period completed to date, taking into account the probability of the performance conditions being met over the period of the plan. The total cost of the SMIP recorded in fiscal years 2006, 2005 and 2004 was $3.0 million, $11.1 million and $4.0 million, respectively.

Impairment of Long-lived Tangible Assets
In fiscal year 2006, we recorded aggregate impairment charges of $2.1 million. As discussed in Note 9 to the Consolidated Financial Statements, this consisted of under-utilized mobile equipment related to steel catenary risers and flexibles.

In fiscal year 2005, we recorded impairment charges totaling $7.1 million in respect of our long-lived tangible assets. The most significant charge related to our fabrication yard in Warri, Nigeria, which was identified as underutilized during the preparation of fiscal year 2006 operating budget in October 2005. An impairment charge of $5.4 million was recorded in the fourth quarter of fiscal year 2005 to reduce the net book value of this asset to $nil.

In fiscal year 2004, we recognized aggregate impairment charges from continuing operations of $9.4 million. The charge comprised of $4.2 million related to ships and other offshore equipment offered for sale and $5.2 million related to under-utilized mobile equipment.

Restructuring Credits (Charges)
We recorded no restructuring charges in fiscal years 2006 and 2005. The provision at the start of the fiscal year 2005 of $5.3 million principally related to future rental costs for the vacant office space in Acergy Africa and Mediterranean's office in Nanterre. As discussed in Note 18 to the Consolidated Financial Statements, the Group released $1.9 million of this provision to the Consolidated Statements of Operations – 'Restructuring credits (charges)', as we had reached an agreement as at November 30, 2005 to terminate the remaining lease agreement and vacate the offices by December 31, 2005. The head office has been relocated from Nanterre to Suresnes, near Paris in France and the remaining provision at November 30, 2005 was used for the final payments made during the first quarter of fiscal year 2006.

We recorded restructuring charges of $2.7 million in fiscal year 2004, relating to restructuring initiatives identified in fiscal year 2003 relating to management's plan for financial recovery.

Gain on Disposal of Long-lived Tangible Assets and Subsidiaries
Gain on sale of long-lived tangible assets
In fiscal year 2006, the gain of $2.9 million was a gain from the disposal of Acergy Africa and Mediterranean's non-core shallow water assets in Nigeria.

In fiscal year 2005, the gain of $3.7 million comprised $2.3 million from the disposal of trenching and ploughing assets, $1.2 million from the disposal of the Handil base in Acergy Asia and Middle East and $0.2 million from disposal of other long-lived assets.

In fiscal year 2004, the gain of $4.7 million included $2.0 million from the disposal of the ROV business and $1.1 million from the disposal of ships (the *Annette*, the *Seaway Rover*, the *Seaway Invincible*, the *Seaway Pioneer* and the *Seaway Explorer*).

Gain on sale of subsidiaries
In fiscal year 2006, the gain of $1.0 million was a gain from the disposal of Stolt Comex Seaway Nigeria Ltd. In fiscal year 2005, the total gain of $3.8 million consisted of $2.1 million from the disposal of Paragon Engineering Services, Inc., and $1.7 million from the disposal of National Hyperbaric Centre Ltd. In fiscal year 2004 the total gain of $25.2 million consisted of a gain of $26.1 million from the disposal of Serimar Dasa, partially offset by a loss of $0.9 million from the disposal of Paragon Litwin and Paragon Italia S.r.L.

Other Operating Income (Loss), Net
In fiscal year 2006, other operating loss was $1.5 million compared to other operating income of $4.2 million in fiscal year 2005. The operating income in fiscal year 2005 was due to the reversal of a $5.7 million provision described below.

In fiscal year 2005, we recorded other operating income of $4.2 million compared to other operating income of $1.3 million in fiscal year 2004. The gain in fiscal year 2005 was primarily due to the reversal of a $5.7 million provision for doubtful accounts in respect of advances made to the NKT Flexibles joint venture. No significant individual transactions were included in other operating income in the fiscal year 2004.

Interest Expense
In fiscal year 2006, interest expense from continuing operations increased marginally to $4.2 million from $4.0 million in fiscal year 2005. The change in fiscal year 2006 resulted from interest expense due on the issuance of the Convertible Notes in October 2006 offset by a reduction in interest expense attributable to repayments of our debt under the $400 million amended and restated revolving credit and guarantee facility in the first half of fiscal year 2005. The charge in fiscal year 2006 also included the impact of amortizing credit facility set-up costs of the $400 million amended and restated revolving credit and guarantee facility together with the amortization of the issuance cost of the Convertible Notes.

In fiscal year 2005, interest expense from continuing operations decreased to $4.0 million from $19.3 million in fiscal year 2004. This reduction resulted from the repayments of our debt under the $350 million revolving credit and guarantee facility and the increased cash balances from the $135.0 million at the end of fiscal year 2004 to $316.0 million at the end of fiscal year 2005.

Interest Income

In fiscal year 2006, interest income from continuing operations increased to $18.8 million from $3.9 million in fiscal year 2005. This increase was attributable to the interest earned on the proceeds received from the issuance of the $500 million Convertible Note; significant funds paid in advance for major contracts, principally in Acergy Africa and Mediterranean; and from proceeds received on the sale of discontinued operations in Acergy North America and Mexico.

In fiscal year 2005, interest income from continuing operations of $3.9 million was marginally lower than the income of $4.0 million in fiscal year 2004. Interest income was generated as a result of significant funds held on deposit, typically in US dollars, using overnight banking facilities. The decrease from fiscal year 2004 is attributable to the timing of receipt of significant funds paid in advance for major contracts, principally in Acergy Africa and Mediterranean.

We expect that surplus cash will continue to be held, although the level will decrease as the current large projects are completed, most notably Greater Plutonio and Moho Bilondo, and as we further repurchase our Common Shares.

Foreign Currency Exchange Gains (Losses), Net

During fiscal year 2006 we recorded a foreign exchange gain of $0.5 million compared to a $22.2 million loss in fiscal year 2005. The fiscal year 2006 gain included a gain of $5.7 million due to the changes in the market value of the outstanding forward exchange contracts and the realization of forward exchange contracts which were in place as at November 30, 2005. The fiscal year 2005 loss of $22.2 million included a loss of $19.8 million in respect of those forward contracts as discussed under 'Critical Accounting Policies – Accounting for Derivatives' above.

During fiscal year 2004, we recorded a foreign exchange related gain of $6.2 million which resulted primarily from cash balances held in currencies other than the US dollar.

We expect that the same risk of substantial foreign currency fluctuations will persist throughout fiscal year 2007.

Income Before Minority Interests and Taxes

Income before minority interests and taxes was $301.8 million as compared to $129.7 million in fiscal year 2005 and $58.8 million in fiscal year 2004, and was affected by all the factors identified above.

The table below, however, highlights a number of significant credits (charges), which had a material impact on income (loss) before minority interest and taxes.

Significant Credits (Charges)

For the fiscal year ended November 30 (in millions)	**2006 $**	2005 $	2004 $
Revisions of estimates on major projects	**74.2**	60.3	43.8
Charge for impairment of Group-owned long-lived tangible assets	**(2.1)**	(7.1)	(9.4)
Restructuring credits (charges)	**–**	1.9	(2.7)
Financial restructuring – external advisers	**–**	–	(19.0)
Gain on sale of long-lived tangible assets	**2.9**	3.7	4.7
Gain on sale of subsidiaries	**1.0**	3.8	25.2
SFAS No. 133 – Forward contracts mark-to-market	**5.7**	(19.8)	–
Senior Management Incentive Plan charge	**(3.0)**	(11.1)	(4.0)

Minority Interests

In fiscal year 2006, income attributable to minority interests resulted from the joint ventures which we consolidated in our financial statements. They are the Sonamet/Sonacergy and Alto Mar Girassol ('AMG') joint ventures. In fiscal year 2006 income after taxes attributable to minority interests was $7.3 million compared to fiscal year 2005 of $10.4 million and $4.7 million in fiscal year 2004.

In addition we expect the Sonamet/Sonacergy joint venture to be maintained for the foreseeable future, while AMG has reached a conclusion of the Girassol project.

Income Tax (Provision) Benefit

We recorded a net tax charge of $73.6 million in fiscal year 2006 as compared to a net tax charge of $12.9 in fiscal year 2005 and to a net tax charge of $9.2 million in fiscal year 2004.

The tax charge in fiscal year 2006 comprised a charge to current tax of $69.5 million and a deferred tax charge of $4.1 million.

The tax charge in fiscal year 2005 comprised a charge to current tax of $10.1 million and a deferred tax charge of $2.8 million. The tax charge in fiscal year 2004 comprised a charge to current tax of $23.0 million and a deferred tax benefit of $13.8 million. The movements in the tax provision or benefit year on year are a product of the differing levels of profitability achieved in each of the many territories in which we conduct our business. The significant components of the taxation provision are referred to in the following paragraphs.

We have recognized net deferred tax assets totaling $17.5 million for the tax effects of temporary differences and net operating losses ('NOLs') carried forward in France, Indonesia and United Kingdom amongst others.

While we have potential future tax deductions, tax credits and NOLs in several other countries, we have recorded a 100% valuation allowance against the corresponding deferred tax assets in those instances where it is not more likely than not that tax deductions will materialize. Across our subsidiaries, we have NOLs of $154.0 million, none of which will expire within five years.

US tax regulations restrict the ability of a company to utilize carry forward NOLs in circumstances when there has been an ownership change. We consider that the transaction whereby SNSA sold its remaining stock in us in January 2005 will be regarded as an ownership change. We have a $130.9 million NOL in the US and estimate $122.2 million of this will be subject to a restriction, leaving unrestricted NOLs of $8.7 million at the end of fiscal year 2006 to carry forward. But with a recent history of incurring losses, we have maintained a 100% valuation allowance in respect of our NOL in the US.

Our UK shipping subsidiaries continued to be taxed within the UK Tonnage Tax Regime. A key feature of this regime is that the commercial profits from the ship operations qualifying as tonnage tax activities are adjusted by reference to a formula linked to the tonnage of the vessels before being taxed at the UK statutory tax rate. Our tax charge reflects a net benefit of $7.1 million in fiscal year 2006 (2005: $3.4 million, 2004: $1.0 million) compared to the UK tax that would be payable had we not elected to join the Tonnage Tax Regime.

Under United Kingdom tonnage tax legislation, a portion of tax depreciation previously claimed by us may be subject to tax in the event that a significant number of vessels are sold without being replaced. This contingent liability reduces progressively to nil over the first seven years following entry into the tonnage tax regime. We have made no provision for the contingent liability relating to ships because it is not probable that we will sell ships under circumstances that cause a charge to income taxes to arise. The unrecorded contingent liability in respect of all ships as at November 30, 2006 was $16.4 million.

Consolidated Results – Discontinued Operations

We announced on April 12, 2005 an agreement to sell our IMR and Conventional assets that formed part of our Acergy North America and Mexico businesses to Cal Dive, for $122.9 million in cash. This disposal reflected our strategy to focus on our core expertise of deepwater SURF. The sale on October 31, 2005 included seven ships which worked in the IMR segment and the shore support bases and the equipment at the bases at the Port of Iberia and at Fourchon in Louisana, which were sold for a total of $42.5 million in cash, resulting in a gain of $27.1 million. We sold the derrick lay-barge *DLB 801* on January 9, 2006 for cash proceeds of $40.5 million resulting in a gain of $16.4 million and completed the sale of the reel pipelay ship *Seaway Kestrel* on March 15, 2006 for cash proceeds of $39.9 million resulting in a gain of $18.7 million, as described in Note 3 and Note 8 to the Consolidated Financial Statements.

Net Income (Loss) from Discontinued Operations

In fiscal year 2006, loss from discontinued operations was $18.2 million offset by a gain of $35.1 million resulting in net income before taxation of $16.9 million.

In fiscal year 2005, net income from discontinued operations was $33.1 million comprised of $6.0 million in income from discontinued operations and a gain on disposal of assets of $27.1 million.

In fiscal year 2004, net loss from discontinued operations was $39.8 million. The results of these discontinued operations have been discussed in Acergy North America and Mexico – 'Discontinued Operations – Income (loss) before income taxes from discontinued operations' above.

Liquidity and Capital Resources

Cash Requirements, Contractual Obligations and Commercial Commitments

Our primary cash uses are to fund working capital, acquisitions of and upgrades to long-lived tangible assets, operating expenditures and dry-docking costs.

As at November 30, 2006, we had available borrowing facilities of $100.0 million, and together with cash balances of $717.5 million the net available liquidity was $817.5 million. This compared to net available liquidity as at November 30, 2005 of $456.8 million. The increase was mainly attributable to the proceeds from the sale of $500 million aggregate amount of Convertible Notes, cash generated by projects (including advance payments of $234.8 million), and the proceeds from the disposal of long-lived tangible assets.

Contractual Obligations

The following table sets forth our contractual obligations and other commercial commitments as at November 30, 2006:

Contractual Obligations [a]

As at November 30

(in millions)	Total $	Payments due by period Less than 1 year $	1–3 years $	4–5 years $	After 5 Years $
Convertible Notes [b]	500.0	–	–	–	500.0
Future Interest Payments [c]	81.2	11.7	23.3	23.3	22.9
Operating Lease Obligations [d]	295.1	56.8	86.4	79.2	72.7
Purchase Obligations [e]	280.9	280.9	–	–	–
Other [f]	321.7	121.1	185.1	12.6	2.9
Total	1,478.9	470.5	294.8	115.1	598.5

(a) Excludes future pension costs which are disclosed in Note 13 to the Consolidated Financial Statements, and the expected capital expenditure of $235 million in fiscal year 2007 as disclosed under 'Cash flows (Used in) Provided by Investing Activities and Capital Expenditure' below.

(b) On October 11, 2006 we completed the launch and pricing of an offering of $500 million in aggregate principal amount of Convertible Notes due in fiscal year 2013 with the receipt of net proceeds after deduction of related costs of $490.8 million. The Convertible Notes have an annual interest rate of 2.25% payable semi-annually in arrears on April 11 and October 11 of each year up to and including fiscal year 2013. They were issued at 100% of their principal amount and unless previously redeemed, converted or cancelled will mature on October 11, 2013. The Convertible Notes are listed on the Euro MTF Market of the Luxembourg Stock Exchange.

(c) Our debt structure currently contains fixed rate interest debt, and therefore we have calculated the amount of the future interest payments based on the 2.25% interest rate on the aggregate principal amount of $500 million of Convertible Notes.

(d) Excludes the future commitments regarding: (1) *Acergy Viking* charter commencing in mid-fiscal year 2007 for eight years ($67.3 million) with options for a further twelve years; (2) the *Toisa Proteus* charter commencing mid-2007 for three years ($80.5 million) and; (3) *Skandi Acergy* charter commencing in 2008 for eight years ($159.8 million) with an option for further five years.

(e) Includes $107.4 million of purchase obligations in respect of capital expenditures disclosed in Note 25 to the Consolidated Financial Statements.

(f) Other includes our performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of performance obligations. For further information regarding bank guarantees, see 'Off-Balance Sheet Arrangements' below and Note 27 to the Consolidated Financial Statements.

Cash Management Constraints

Our cash operations are managed and controlled by our treasury department, and cash surpluses and requirements are identified using consolidated cash flow forecasts. We do not always have the ability to freely transfer funds across international borders. For example, certain subsidiary companies in France which show a negative net asset position are unable to release funds to our treasury without approval from the Board of Directors of the relevant subsidiary. In addition, approval from the Central Bank of Brazil is required to obtain remittances from Brazil and access to the $31.5 million of cash held by Sonamet and Sonacergy may be limited because it would require agreement between the minority shareholder and us, as well as from the National Bank of Angola for Sonamet.

The main uncertainties with respect to our primary sources of funds are as follows: project related timings of cash inflows and outflows; timing of the costs relating to investment in and expansion of the fleet; the ability to agree with clients, in a timely fashion, the amounts due as claims and variation orders; and the availability of cash flows from joint ventures.

Future Compliance with Debt Covenants

As described in Note 15 to the Consolidated Financial Statements, our credit facilities contain various financial covenants, including but not limited to, a minimum level of tangible net worth, a maximum level of net debt to earnings before interest, taxes, depreciation and amortization ('EBITDA'), a maximum level of total financial debt to tangible net worth, a minimum level of cash and cash equivalents and an interest cover covenant. We must meet the requirements of the financial covenants on a consolidated basis in quarterly intervals ending February 28, May 31, August 31 and November 30 of each year. Given the improved performance of the business and the more favorable financial covenants in the new credit facilities, we believe, based on our latest forecasts for fiscal year 2007, that we will be able to comply with all financial covenants during fiscal year 2007.

Sources of Cash

Our principal sources of funds for fiscal year 2006 have been cash from operations, proceeds of sales of long-lived tangible assets and subsidiaries and in the latter part of fiscal year 2006 proceeds from the issuance of Convertible Notes described below.

Our year-end net liquidity position of $717.5 million includes net receipts of $490.8 million raised via Convertible Notes and cash receipts in respect of advance billings which have been negotiated under a number of contracts. A corresponding liability, reflecting our obligations, is recorded as advance billings, to execute the corresponding work as the cash is required to complete the contracts. Therefore, our only readily available funds for ongoing operations are: (i) the available $100 million under the $400 million revolving credit facility; and (ii) our cash on hand and cash flows from operations going forward.

We believe that our ability to obtain funding from the sources described above will continue to provide the cash flows necessary to satisfy our working capital requirements and capital expenditure requirements, as well as meet our debt repayments and other financial commitments for at least the next 12 months. We also have the ability to raise additional debt and to issue further share capital.

We expect to use our increase in cash flows mainly provided by financing activities to fund further upgrading and rejuvenation of our fleet, to provide a platform to support growth initiatives and to purchase up to a maximum of 10% of our issued share capital up to a maximum consideration of $300 million.

Summary Cash Flows

For the fiscal year ended November 30 (in millions)	2006 $	2005 $	2004 $
Cash and cash equivalents at the beginning of the year	**316.0**	135.0	81.9
Net cash provided by operating activities	**38.2**	271.3	152.1
Net cash (used in) provided by investing activities	**(117.3)**	(11.5)	66.8
Net cash (used in) provided by financing activities	**468.8**	(71.3)	(172.5)
Effect of exchange rate changes on cash and cash equivalents	**11.8**	(7.5)	6.7
Cash and cash equivalents at the end of the year	**717.5**	316.0	135.0

Cash Flows Provided by Operating Activities

Cash flow from operations is derived principally from the collection of receivables due from clients under project contracts. The timing of invoice preparation for long-term contracts is typically based on progress towards the completion of work, either defined as agreed project 'milestones' or an otherwise agreed staged payment schedule. Cash flows do not always coincide with the recognition of revenues, as clients are generally required to make advance payments at project commencement. It is our policy, when negotiating a contract, to arrange for cash to be received from the client in advance of the requirement to pay suppliers, thus ensuring a positive impact on liquidity.

Net cash provided by operating activities during fiscal year 2006 was $38.2 million compared to net cash provided by operating activities of $271.3 million during fiscal year 2005. This decrease was attributable mainly to more timely payments in fiscal year 2006 made to our suppliers. At the end of fiscal year 2006 we had received $234.8 million in advance payments from our clients compared to $268.8 million at the end of fiscal year 2005.

The fiscal year 2006 $38.2 million of net cash provided by operating activities comprised $246.0 million generated from operating activities, dividends of $14.8 million from our non-consolidated joint ventures offset by a $222.6 million increase in working capital. Average accounts receivable increased to 91 days as at November 30, 2006 from 81 days as at November 30, 2005. Average accounts payable days increased to 106 days as at November 30, 2006 from 105 days as at November 30, 2005.

In fiscal year 2005 we had received $268.8 million in advance payments from our clients, compared with $148.4 million for fiscal year 2004. This factor, together with the improved operating results in Acergy Northern Europe and Canada and Acergy Africa and Mediterranean, accounted for the strong cash flows provided by operating activities during fiscal year 2005 of $271.3 million compared to $152.1 million during fiscal year 2004. The fiscal year 2005 cash flows provided by operating activities, which generated $178.9 million, a reduction in working capital of $78.4 million and dividends of $14.0 million received from non-consolidated joint ventures. Average accounts receivable decreased from 89 days to 81 days as at November 30, 2005. Average accounts payable days increased to 105 days as at November 30, 2005 from 92 days as at November 30, 2004.

The other year-to-year fluctuations in cash flows from operating activities for fiscal years 2006 and 2005 are attributable to fluctuations in net operating income as discussed under 'Our Business Segment Results' above.

Cash Flows (Used in) Provided by Investing Activities and Capital Expenditures

Net cash used in investing activities in fiscal year 2006 was $117.3 million compared to net cash used in investing activities of $11.5 million in fiscal year 2005 and net cash provided by investing activities of $66.8 million in fiscal year 2004.

In fiscal year 2006, this primarily comprised: net cash inflows from asset sales relating to the disposals of assets to Cal Dive and Hydrodive Nigeria Limited totalling $81.1 million; less the substantial purchase of tangible assets of $193.2 million attributable to the development of our asset base.

Within the normal course of our business, we undertake capital expenditures in terms of both maintaining capability and growth.

The table below sets forth information with respect to our capital expenditures for tangible assets spent in each of the last three fiscal years split between growth and maintenance.

Category of Capital Expenditures

For the fiscal year ended November 30 (in millions)	2006 $	2005 $	2004 $
Growth[(a)]	75.1	38.8	4.3
Maintenance[(b)]	118.1	42.5	29.9
Total capital expenditures[(c)]	193.2	81.3	34.2

(a) Growth capital expenditure represents capital investments which add revenue generating capability, typically by either adding capacity (e.g. new ship or piece of equipment) or by upgrading or enhancing an existing asset.

(b) Maintenance capital expenditure represents capital investments which maintain our existing capacity and can take the form of equipment, facilities or safety/environmental investments.

(c) Total capital expenditures in fiscal year 2005 and 2004 remain as per previous Annual Reports, however the amounts have been analysed in terms of Growth and Maintenance.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(continued)

Capital expenditures for continuing operations represented $193.2 million for fiscal year 2006 (2005: $77.3 million; 2004: $28.4 million). Capital expenditure relating to discontinued operations included in the above table was $nil for fiscal year 2006 (2005: $4.0 million; 2004: $5.8 million).

The above investments were made within the context of our ongoing fleet rejuvenation program ('Growth') in addition to maintaining our existing asset base to a high standard ('Maintenance').

The four largest capital expenditure projects including accruals for expenditures not yet spent during fiscal year 2006 are set out in the table below:

Asset (in millions)	Description of Capital Expenditure Project	$
Pertinacia	Ship conversion	53.9
Polar Queen	Ship conversion	47.8
Acergy Polaris	New J-Lay tower[(a)]	40.4
Acergy Discovery	Purchase of a formerly leased ship	28.0
Total		170.1

(a) To ensure consistency in reporting, the new J-Lay tower (deepwater pipelay) system which was installed on board our deepwater pipelay and construction barge *Acergy Polaris* is classed as maintenance capital expenditure as it replaces an existing system. This is despite an evolving specification which has resulted in a significantly more capable J-lay system than the one replaced.

Capital expenditure of $252.9 million in fiscal year 2006, of which $193.2 million was spent and $59.7 million was due to the movement in related accruals, was marginally above the revised expectations of $250.0 million disclosed during fiscal year 2006. In fiscal year 2007 we expect capital expenditure of approximately $235 million of which approximately $145 million is allocated for growth and approximately $90 million for maintenance.

Net cash used in investing activities in fiscal year 2005 was $11.5 million in fiscal year 2005 compared to net cash provided by investing activities of $66.8 million in fiscal year 2004. In fiscal year 2005, this primarily comprises: net cash inflows from asset sales relating to the disposals of Paragon Engineering Services, Inc., Acergy North America and Mexico IMR business and other minor items totaling $71.7 million; less the substantial purchase of tangible assets of $81.3 million attributable to a greater availability of funds.

Cash Flows (Used In) Provided by Financing Activities

In fiscal year 2006 net cash provided by financing activities was $468.8 million, compared to net cash flows used in financing activities of $71.3 million in fiscal year 2005. This improvement was primarily attributable to the $490.8 million of net proceeds from the issuance of the Convertible Notes in October 2006. We also repurchased shares to the value of $16.5 million, paid dividends of $16.3 million to minority shareholders and received $10.8 million for issue of our Common Shares upon exercise of stock options. Additionally, there were no repayments of bank credit facilities in fiscal year 2006 as compared to $60.0 million of such repayments in fiscal year 2005.

Net cash used in financing activities in fiscal year 2005 was $71.3 million, compared to net cash used in financing activities of $172.5 million in fiscal year 2004. Our improving cash position enabled us to repay in full the remaining $60.0 million that was drawn down under the $350 million revolving credit and guarantee facility. Dividends of $16.6 million were paid to the minority shareholders of our consolidated joint ventures and $5.5 million was received in respect of Common Shares issued upon exercise of stock options.

Description of Indebtedness

The $400 million Amended and Restated Revolving Credit and Guarantee Facility

On August 10, 2006 we amended the $350 million multi-currency revolving credit and guarantee facility to increase the facility to $400 million with the existing consortium of banks and to extend the maturity until August 10, 2011. The sub-limit for cash drawings was reduced to $100 million from $175 million. The mortgages over the secured vessels were released, the provisions in the agreement relating to the security removed and the guarantee significantly simplified to offer a guarantee of the loan by Acergy S.A. only. Explicit restrictions on investments and additional financing were removed, pricing was improved, and the facility was restated in a market standard form.

The facility is used for general corporate purposes including the financing of vessels, and includes the issuance of guarantees to support contract performance obligations and other operating requirements. It provides for revolving loans of up to $100 million during the first three years, reducing to $75 million for the fourth year and further reducing to $50 million for the fifth year until the final date of maturity August 10, 2011. Any unused amount under the revolving loan part of the facility is available together with the remaining part of the facility for the issuance of guarantees as described in Note 15 to the Consolidated Financial Statements. As at November 30, 2006 there were no revolving loans drawn and $267.4 million was utilized for performance guarantees.

The facility contains certain financial covenants in respect of a minimum level of tangible net worth, a maximum level of net debt to EBITDA, a maximum level of total financial debt to tangible net worth, a minimum level of cash and cash equivalents and an interest cover covenant. We must meet the requirements of the financial covenants on a consolidated basis in quarterly intervals ending February 28, May 31, August 31 and November 30 of each year.

In addition to the financial covenants listed above the facility also contains negative pledges with respect to accounts receivable and cash and includes representations, affirmative covenants and negative covenants which are customary for transactions of this nature and consistent with past practice. Such covenants specifically limit mergers or transfers, incurrence of other indebtedness, investments and loans, distributions to shareholders and cash and cash equivalents that are permitted to be held by non-obligors.

The facility also covers events of default which include payment defaults (subject to a 3 day grace period), breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency proceedings, insolvency events, illegality, unenforceability, conditions subsequent, curtailment of business, claims against an obligor's assets, appropriation of an obligor's assets, final judgments, cross-defaults to other indebtedness in excess of $5.0 million, failure to maintain exchange listing, material adverse effect, auditor's qualification, repudiation and material litigation.

The $500 million 2.25 per cent Convertible Notes due 2013

On September 11, 2006 we announced the launch and pricing of an offering of $500 million in aggregate principal amount of Convertible Notes due in fiscal year 2013. The issuance was completed on October 11, 2006 with the receipt of net proceeds after deduction of related costs of $490.8 million.

The Convertible Notes have an annual interest rate of 2.25% payable semi-annually in arrears on April 11 and October 11 of each year up to and including fiscal year 2013. They were issued at 100% of their principal amount and unless previously redeemed, converted or cancelled will mature on October 11, 2013. The Convertible Notes are listed on the Euro MTF Market of the Luxembourg Stock Exchange.

The Convertible Notes are convertible into our Common Shares with the initial conversion price of $24.05 equivalent to 20,790,021 Common Shares, or approximately 10.7% of our existing issued share capital as at November 30, 2006. The conversion price will be adjusted in line with market practices for this type of instrument to provide 'fair value' adjustments such as payment of dividends and events like a change of control which can affect materially the marketability, liquidity or volatility of our Common Shares.

We also have an exercisable option which permits us to call the Convertible Notes after 4 years and 14 days from the date of issue if the price of our Common Shares exceeds 130% of the then prevailing conversion price over a specified period.

The Convertible Notes also include the following: unsecured but with a negative pledge provision in respect of other current and future property or asset to ensure that the Convertible Notes will rank equally with other debt issuances; a cross default provision subject to a minimum threshold of $10 million; and other events of default in connection with non-payment of the Convertible Notes; various undertakings in connection with the term of any further issuance of Common Shares, continuance of the listing of the Common Shares and the Convertible Notes on recognized stock exchanges, and; customary provisions for the adjustment of the conversion price.

There were no conversions of these Convertible Notes as of November 30, 2006.

Off-Balance Sheet Arrangements

Leases and Bank Guarantees

We do not engage in off-balance sheet financing in the form of special purpose entities or similar arrangements. We engage in operating leases in the normal course of our business in respect of ship charter hire obligations, office facilities and equipment.

We also arrange for bank guarantees, which term collectively refers to performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of our performance obligations to our clients in connection with our work on specific projects.

The purpose of the bank guarantees generally is to enable our clients to recover cash advances paid to us under the project contracts or to obtain cash compensation should we be unable to fulfill our performance obligations under our contracts. In fiscal years 2006, 2005 and 2004, $94.0 million, $164.3 million and $52.6 million, respectively, of bank guarantees were issued in support of our projects.

The $400 million amended and restated revolving credit and guarantee facility, referred to above, is available for guarantees to the extent it is not drawn as loans. As at November 30, 2006, the aggregate amount of guarantees issued under these facilities was $321.7 million, of which $267.4 million related to the $400 million revolving credit and guarantee facility (see Note 27 to the Consolidated Financial Statements). The bonds were issued to guarantee our project performance and that of our subsidiaries and joint ventures to third parties in the normal course of business.

In addition we have arrangements with a number of other financial institutions to issue bank guarantees on our behalf. As at November 30, 2006 we had an additional $30 million bank guarantee facility with Credit Industriel et Commercial Bank ('CIC') with no fixed expiry date and two unsecured local bond lines for the sole use of PT Acergy Indonesia, a $5 million line with HSBC Indonesia and a line with Asuransi Takaful Umum renewed annually.

We have a several guarantee arrangement for the repayment of 50% of the drawings under a $150 million loan taken out by the SapuraAcergy joint venture to fund partially the construction of the vessel *Sapura 3000*. We have also issued a several performance guarantee with the construction consortium in respect of the construction costs of the vessel. These guarantees are expected to expire in July 2007 on completion of construction of the *Sapura 3000*.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(continued)

Investments in and Advances to Non-consolidated Joint Ventures

As at November 30 (in millions)	Geographical Location	Acergy Group Business Segment	Ownership %	2006 $	2005 $
MPG[a]	West Africa	Africa & Mediterranean	50	**0.8**	2.2
Dalia FPSO	West Africa	Africa & Mediterranean	17.5	**2.7**	0.3
Acergy/Subsea 7	Norway	Northern Europe & Canada	50	**6.3**	2.1
Kingfisher D.A.[b]	Norway	Northern Europe & Canada	50	**0.1**	0.1
SapuraAcergy	Malaysia	Asia and Middle East	50	**9.9**	–
SHL	Cyprus	Corporate	50	**27.5**	12.1
NKT Flexibles	Denmark	Corporate	49	**20.9**	11.0
Total				**68.2**	27.8

(a) This is a project specific joint venture company for a project finished and the company will be dissolved in due course.

(b) This company owned the *Seaway Kingfisher* which has been sold and the company will be dissolved in due course.

Investments in and advances to our non-consolidated joint ventures were $68.2 million in fiscal year 2006, an increase of $40.4 million from $27.8 million in fiscal year 2005. The increase was attributable principally to our joint venture operations of Dalia FPSO, Acergy/Subsea 7, SapuraAcergy, SHL and NKT Flexibles. The MPG joint venture was disbanded in fiscal year 2005 and in 2006 $0.8 million was received from settlement of claims related mainly to equipment failure.

Description of our Joint Ventures.
The Dalia FPSO facility is a joint venture with Technip S.A. and Saipem S.A. to perform work on the Dalia field development in Block 17 offshore Angola for Total E&P Angola. The joint venture has responsibility for project management, engineering, procurement, onshore commissioning and offshore hook-up of the FPSO.

Under the Acergy/Subsea 7 joint venture we have included the result of FTP Bypass project joint venture executed in the North Sea.

We established the SapuraAcergy joint venture with SapuraCrest Petroleum Berhad ('SapuraCrest'), to take over the build and operation of the *Sapura 3000*, a new heavy lift and pipelay vessel designed to be the most advanced deepwater construction ship in the growing Asia Pacific region. The vessel is presently under construction and is planned to be in service in 2007, and will commence the offshore phase of project Kikeh in the latter part of fiscal year 2007. As part of our agreement with SapuraCrest, we have issued a several guarantee in respect of a $150 million loan taken out by the joint venture to partially fund the construction of the *Sapura 3000*.

We offer heavy lift floating crane services through SHL. SHL charters the heavy lift barge *Stanislav Yudin* from a subsidiary of Lukoil Kaliningradmorneft plc, our joint venture partner in SHL. The barge operates worldwide providing heavy lift services to a range of offshore companies, including occasional projects for us. A lower level of activity is expected to that experienced in fiscal year 2006 as the barge is making a transit to the Middle East for a scheduled dry-dock to be performed at the end of 2006 and early 2007.

We manufacture flexible flowlines and dynamic flexible risers through NKT Flexibles. Until fiscal year 2005, the joint venture had reported operating losses for several years. In order to ensure the operational solvency of the joint venture, we made short-term cash advances during fiscal year 2005 of $2.0 million in addition to advances in fiscal year 2004 of $5.7 million. A provision for doubtful recovery of $5.7 million was recorded in fiscal year 2004 in accordance with SFAS No. 114 'Accounting by Creditors for Impairment of a Loan' and was released as at November 30, 2005, as prospects for this joint venture had improved. In fiscal year 2006, the joint venture experienced an improvement due to the market increase in demand for flexible flowlines and flexible risers.

The rest of our joint ventures have been formed either with a national oil company, or on a project-specific basis to enhance the range of services provided to the client.

Where joint ventures are project-specific, we will typically be obliged to contribute our proportionate share of funding requirements. In addition we may be liable for the failure of our joint venture partners to fulfil their obligations. We will in the normal course of our joint venture operations also have an obligation to meet our proportionate share of funding needs in long-term joint ventures. However such joint venture investments would require unanimity among the joint venture partners.

Legal, Regulatory and Insurance Matters

Bateman

We received a claim from Bateman Oil & Gas BV ('Bateman'), the company which acquired Paragon Litwin S.A., our former engineering subsidiary, on June 9, 2004. Bateman is claiming an initial amount of $12.1 million on the grounds of alleged misrepresentation when the business was sold, and on February 17, 2006 referred the claim for arbitration. Currently, a hearing is scheduled for January 2008. We believe that the claim has no merit and it is not considered probable that we will suffer a material loss as a consequence of this legal action. We have therefore recorded no provision for this claim.

Other Matters

In connection with a major West African contract, we received a letter dated December 12, 2003 from the client notifying us of a potential claim for an unspecified amount of liquidated damages. We believe that a settlement agreement with the client has released us from any liability for liquidated damages, and no further action has been initiated in this regard by the client. The client subsequently issued a notice to the consortium, of which we are a member, rescinding the contract effective January 31, 2005. The notice claimed that the lack of performance in the 13-month period beginning December 31, 2003 was a fundamental breach that amounted to repudiation of the contract. We completed our share of the offshore scope in December 2004, and received an interim completion certificate. We have received all payments due to us and all sureties we had provided returned back to us. As no further issues have arisen we consider this contract to be closed.

In addition, in the course of our business, we become involved in contract disputes from time-to-time due to the nature of our activities as a contracting business involved in several long-term projects at any given time. We make provisions to cover the expected risk of loss to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability we may anticipate.

Furthermore, we are involved in legal proceedings from time to time incidental to the ordinary conduct of our business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require us to make additional expenditures in excess of reserves that we may establish. In the ordinary course of business, various claims, suits and complaints have been filed against us in addition to the ones specifically referred to above. Although the final resolution of any such other matters could have a material effect on our operating results for a particular reporting period, we believe that they should not materially affect our consolidated financial position.

For accounting purposes, we expense legal costs as they are incurred.

Subsequent Events

On February 9, 2007 our Board resolved to recommend a dividend of 20 cents per Common Share, subject to shareholder approval at the annual general meeting. In addition we have made additional purchases of issued share capital under our share buyback program, as described in 'Changes in Share Capital' below.

Research and Development and Intellectual Property

To support our engineering and operational activities, we hold a number of patents, trademarks, software and other intellectual property. We have 82 patents in force in 20 countries, and we currently have a portfolio of 89 additional developments under patent application. A limited number of our patents are held in common with other industrial partners. We also conduct some of our operations under licensing agreements allowing us to make use of specific techniques or equipment patented by third parties. We do not consider that any one patent or technology represents a significant percentage of our net operating revenue.

Our research and development programs have concentrated on the requirements of our clients, who are constantly seeking to develop oil and gas reserves in deeper waters, and on increasing the efficiency of our offshore equipment and operations. We have research and development programs aimed at developing new technologies and extending existing technologies for the installation, repair and maintenance of offshore structures, particularly underwater pipelines and risers. Our research and development activities are in general carried out internally using both dedicated research personnel and as part of specific offshore construction projects. External research and development, where appropriate, is performed either through strategic technological alliances or via joint industry collaborative projects. Our expenditure on group-sponsored research and development, excluding programs undertaken as part of specific offshore construction projects, was $3.1 million in fiscal year 2006 compared to $1.7 million and $0.7 million in fiscal years 2005 and 2004, respectively. The $1.4 million increase in fiscal year 2006 was due to increased research and development on pipeline and riser related issues, including a number of small joint industry projects.

Inflation

Our business transactions in high-inflation countries are substantially denominated in stable currencies, such as the US dollar, and inflation therefore does not materially affect the consolidated financial results.

Foreign Exchange Risk Management

Our reporting currency is the US dollar. The majority of net operating expenses are denominated in the functional currency of the individual operating subsidiaries. The US dollar is the functional currency of the most significant subsidiaries within Acergy North America and Mexico, Acergy South America and Acergy Asia and Middle East. In Acergy Africa and Mediterranean, the functional currencies are the Euro and US dollar. In Acergy Northern Europe and Canada, the functional currencies are the Norwegian krone, the British pound sterling and US dollar. Our exposure to currency rate fluctuations results from our net investments in foreign subsidiaries, primarily in the United Kingdom, Norway, France and Brazil, and from our share of the local currency earnings in our operations in Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy South America. We do not use derivative instruments to hedge the value of investments in foreign subsidiaries. The net translation adjustments net of tax arising on the above currency exposures were gains (losses) of $13.0 million, $(6.1) million and $8.5 million for fiscal years 2006, 2005 and 2004, respectively. These are recorded in OCI in the Consolidated Statement of Shareholders' Equity.

We are also exposed to fluctuations in several other currencies resulting from operating exposures and one-off liabilities. Our currency rate exposure policy prescribes the range of allowable hedging activity. We primarily use forward exchange contracts to hedge capital expenditures and operational non-functional currency exposures on a continuing basis for periods consistent with our committed exposures. Per our 'Critical Accounting Policies – Accounting for Derivatives' we have designated certain hedges as accounting hedges in accordance with SFAS No. 133 and have accounted for the effect of mark-to-market valuations through OCI in the accompanying Consolidated Statements of Shareholders' Equity when it is appropriate to do so. Where hedges cannot be designated as accounting hedges in accordance with SFAS No. 133, the effect of the mark-to-market valuations are accounted for through our Consolidated Statements of Operations. We do not engage in currency speculation.

Interest Rate Risk Management

Our exposure to third party interest rate fluctuations result primarily from floating-rate credit facilities tied to the LIBOR.

We use a value-at-risk ('VAR') model to estimate the maximum potential counter party loss on financial instruments that could occur from adverse movements in either interest rates or foreign exchange rates. The VAR model uses historical foreign exchange rates and interest rates to estimate the volatility and correlation of these rates in future periods. It estimates a potential one-day loss in the fair market value of the instruments using statistical modeling techniques and including substantially all market risk exposures, specifically excluding joint venture investments. The VAR model estimates were made assuming normal market conditions and a 95% confidence level.

The 95% confidence level signifies our degree of confidence that actual losses would not exceed the estimated losses shown in the table below. The amounts shown here disregard the possibility that interest rates and foreign currency rates could move favorably. The VAR model assumes that all movements in these rates would be adverse. Actual experience has shown that gains and losses tend to offset each other over time, and it is unlikely that we could experience losses such as these over an extended period of time in the event of a counter party default. These amounts should not be considered to be projections of future losses, since actual results may differ significantly depending upon activity in the global financial markets.

The fair value losses shown in the table below have no impact on our results or financial condition.

VAR

As at November 30 (in millions)	**2006** $	2005 $
Foreign exchange rates	**0.1**	1.7

VAR in fiscal year 2006 decreased to $0.1 million from $1.7 million in fiscal year 2005. This was partly due to the significant decrease in the financial instruments held by us and partly due to a decrease in the historic volatility of the currency paid in fiscal year 2006.

A discussion of our accounting policies for financial instruments is included above in 'Critical Accounting Policies – Accounting for Derivatives' above and in Note 2 to the Consolidated Financial Statements. Disclosure relating to financial instruments is included in Note 26 to the Consolidated Financial Statements.

Based on the Group's overall interest rate exposures as at January 31, 2007, a near-term change in interest rates would not materially affect our consolidated financial position, results of operations or cash flows.

Impact of Recently Issued but not yet Adopted Accounting Standards

Uncertain Tax Positions

In July 2006, the Financial Accounting Standards Board ('FASB') issued FASB Interpretation No. 48, ('FIN 48') 'Accounting for Uncertainty in Income Taxes' to clarify the accounting for uncertain tax positions stated in FASB Statement No. 109 'Accounting for Income Taxes'. The guidance provides a two step process for the evaluation of a tax position under FIN 48. The first requirement is to recognize a tax position reported or expected to be reported in a tax return only if the position is more likely than not to be able to sustain an examination based on technical merits presuming that the position will be examined by the relevant taxing authority who will have full knowledge of all relevant information. The second is to measure the tax position which meets the recognition criteria above at the highest value of the benefit which is more likely than not to be recognized upon ultimate settlement.

FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. As FIN 48 is effective for fiscal years beginning after December 15, 2006 it is effective for us in the fiscal year beginning December 1, 2007. We are currently assessing the effects of FIN 48 and have not yet determined the impact on adoption of this interpretation on our financial statements.

Post-Retirement Benefit Plans

In September 2006, the FASB issued Statement of Financial Accounting Standards ('SFAS') No. 158 'Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)'. This statement requires an entity to recognize the over-funded or under-funded status of its post-retirement benefit plan(s) as an asset or a liability in its financial statements. The transition date for recognition of an asset or liability related to the funded status of an entity's plan(s) and the disclosure provisions are effective for fiscal years ending December 15, 2006 and are effective for us in the fiscal year ending November 30, 2007. If we had adopted the recognition provisions of SFAS No.158 as at November 30, 2006 we would have been required to recognize an additional pre-tax liability for our under-funded status of $11.7 million. A resulting adjustment to the closing balance of Accumulated OCI net of deferred tax, would also have been recorded for those amounts not included in net periodic benefit cost.

International Financial Reporting Standards

Acergy S.A. is domiciled and registered in Luxembourg and the Luxembourg authorities have granted us an exemption from the requirement to adopt International Financial Reporting Standards ('IFRS') until the accounting period beginning on or after January 1, 2007. We will be adopting IFRS on December 1, 2007 in preparation for our Consolidated Financial Statements for fiscal year ending November 30, 2008 and will commence preparation of comparative Consolidated Financial Statements on December 1, 2006 for fiscal year ending November 30, 2007. Accounting principles generally accepted in the United States will continue to be the primary reporting framework for us up to and including the year ended November 30, 2007.

Changes in Share Capital

During fiscal year 2006 a total of 1.7 million share options were exercised, raising gross proceeds of $10.8 million. A total of 0.9 million shares were repurchased during fiscal year 2006 for total consideration of $16.5 million. During fiscal year 2005 a total of 1.4 million share options were exercised, raising gross proceeds of $5.5 million. There were no share repurchases in fiscal year 2005.

On September 11, 2006 we announced the commencement of our share buyback program up to a maximum of 10% of our issued share capital, pursuant to the standing authorization granted to the Board at the Annual General Meeting held on May 15, 2006 for a maximum aggregate consideration of $300 million. Any such repurchases are open market repurchases on the Oslo Stock Exchange. As at November 30, 2006 we had repurchased 914,800 shares for a total consideration of $16.5 million. Any shares repurchased will either be cancelled, subject to shareholder approval, or held as treasury shares to meet obligations arising under the Convertible Notes or any employee share option schemes.

The table below sets out the purchases made to date:

Date	No. of Common Shares repurchased	Average price paid per Share in NOK
October 18, 2006	42,000	114.73
October 19, 2006	70,900	115.00
October 23, 2006	25,900	116.25
October 24, 2006	30,000	116.33
October 27, 2006	73,800	119.93
October 30, 2006	242,900	118.53
October 31, 2006	380,000	118.79
November 3, 2006	49,300	119.75
December 4, 2006	92,900	116.45
December 21, 2006	5,600	116.75
December 22, 2006	80,300	116.24
January 4, 2007	500,000	114.82
January 5, 2007	500,000	110.45
January 8, 2007	233,900	113.87
January 9, 2007	475,000	114.79
January 10, 2007	401,900	111.33
January 11, 2007	435,700	111.15
January 12, 2007	459,100	111.10
January 17, 2007	572,900	111.00
January 19, 2007	98,700	112.51
January 26, 2007	20,900	118.76
January 30, 2007	58,000	119.50
Total repurchased	4,849,700	113.62

Related Party Transactions

Throughout fiscal year 2006, SNSA was no longer a related party as it sold its remaining shareholding in us in fiscal year 2005 on January 13, 2005.

Corporate Services Agreement

Pursuant to a corporate services agreement, during fiscal years 2006, 2005 and 2004, SNSA supplied, through a subsidiary, risk management services. The fee for these services is subject to negotiation and agreement between us and SNSA on an annual basis.

During fiscal year 2005 SNSA supplied risk management services between December 1, 2004 and January 13, 2005. In addition and, until the end of June 2005, accounting services were provided to us for a lump sum fee and partly for an annual fee based on costs incurred in rendering those services and for fiscal year 2004, the services also comprised financial, public relations and other services. The fees for these management services were $0.3 million and $2.6 million for the period to January 13, 2005 and for fiscal year 2004, respectively. The fees were included as a component of SG&A expenses in the Consolidated Statements of Operations.

Other (Receipts) Charges

In addition to the above corporate services, SNSA provided various other services to us, including certain types of insurance coverage, payroll administration, and information technology. SNSA received a reimbursement of cost of insurance premiums of $2.4 million and a charge of total service fees of $0.5 million mainly related to management services during fiscal year 2005. The fees paid by us during fiscal year 2004 were offset by the receipt of final settlement of certain insurance premiums paid previously, and resulted in a receipt by us of $0.7 million. These fees were included as a component of SG&A expenses in the accompanying Consolidated Statements of Operations.

Captive Insurance Company

SNSA owns Marlowe Insurance Ltd., a Bermuda captive insurance company ('Marlowe') through which certain of our interests were insured. A wholly-owned subsidiary of SNSA owns all of the common stock of Marlowe and we own one class of non-voting preference shares. In light of SNSA's phased sale of its holdings of our stock, during 2005 we ceased to acquire insurance from or through Marlowe with effect from the expiration of the various insurance policies placed with or through Marlowe. As at November 30, 2006 we have not yet settled our accounts with Marlowe nor transferred our minority shareholding in Marlowe. However, the mechanism for resolving this matter has been agreed with SNSA and the settlement is expected in due course upon close out of relevant insurance years. There is no material exposure to loss as a result of this delay in settlement.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(continued)

Service Mark Agreement
We and SNSA were parties to an agreement under which we were granted the right to use the Stolt name and logo, without payment of any royalty. However, because SNSA sold its interest in us, we were obliged to change our name and logo at SNSA's request. It was agreed with SNSA that the name and logo could be used until August 31, 2006. We changed our name from 'Stolt Offshore S.A.' to 'Acergy S.A.', effective on April 10, 2006.

Other Matters
We routinely engage in transactions with a range of other related parties whose relationship with us arises through the joint ventures discussed above in 'Investments in and Long-term Funding to Non-consolidated Joint Ventures'.

Forward-Looking Statements
Certain statements in this Annual Report, including the message from the Chairman and the operational review from the Chief Executive Officer, describe plans, expectations, beliefs, intentions or strategies regarding the future and constitute 'forward-looking statements' as defined in the US Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of words like 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'may', 'plan', 'forecast', 'project', 'will', 'should', 'seek' and similar expressions. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors and others which are discussed in our public filings and submissions with the SEC, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

FINANCIAL STATEMENTS

Notes

SELECTED CONSOLIDATED FINANCIAL DATA

Statement of Operations

For the fiscal year ended November 30

(in millions, except per share data)	2006 $	2005 $	2004 $	2003 $	2002 $
Net operating revenue from continuing operations	**2,124.2**	1,483.3	1,099.6	1,299.4	1,273.3
Net operating income (loss) from continuing operations	**286.7**	152.0	67.9	(356.7)	(119.0)
Income (loss) from continuing operations	**220.9**	106.4	44.9	(393.2)	(145.2)
Income (loss) from discontinued operations[a]	**15.8**	33.1	(39.8)	(24.9)	(6.7)
Net income (loss)	**236.7**	139.5	5.1	(418.1)	(151.9)
Net income (loss) per Common Share and Common Share equivalent					
Basic:					
Continuing operations	**1.15**	0.56	0.28	(4.25)	(1.71)
Discontinued operations	**0.08**	0.17	(0.25)	(0.26)	(0.08)
Net income (loss)	**1.23**	0.73	0.03	(4.51)	(1.79)
Diluted:					
Continuing operations	**1.10**	0.54	0.28	(4.25)	(1.71)
Discontinued operations	**0.08**	0.17	(0.25)	(0.26)	(0.08)
Net income (loss)	**1.18**	0.71	0.03	(4.51)	(1.79)
Weighted average number of Common Shares and Common Share equivalents outstanding:					
Basic	**192.7**	191.1	157.6	92.6	85.0
Diluted	**201.1**	195.5	159.5	92.6	85.0

(a) See Note 3 to the Consolidated Financial Statements.

Balance Sheet

As at November 30

(in millions, except per share data)	2006 $	2005 $	2004 $	2003 $	2002 $
Total assets	**2,209.2**	1,384.5	1,109.0	1,242.7	1,458.6
Current assets less current liabilities (including current portion of long-term debt and capital lease obligations)	**484.1**	(16.8)	(141.0)	(159.8)	34.6
Non-current assets	**805.6**	557.5	606.2	608.9	868.2
Long-term debt and capital lease obligations (including current portion)	**509.5**	9.5	69.7	385.0	335.0
Deferred long-term taxes, accrued pensions and other long-term liabilities	**64.2**	49.9	45.6	38.1	43.4
Shareholders' equity	**699.7**	455.7	314.6	107.3	517.1
Book value per Common Share	**3.63**	2.37	1.65	1.16	5.54
Total number of Common Shares outstanding	**192.7**	191.9	190.5	92.6	93.3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Acergy S.A.

We have audited the accompanying consolidated balance sheets of Acergy S.A. (a Luxembourg company) and subsidiaries (the "Group") as at November 30, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended November 30, 2006. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Group as at November 30, 2006 and 2005, and the results of its operations and cash flows for each of the three years in the period ended November 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 23 to the financial statements, effective December 1, 2005, the Group changed its method of accounting for share-based payments upon the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004) 'Share-Based Payment'.

Deloitte & Touche LLP
London, United Kingdom
February 13, 2007

CONSOLIDATED STATEMENTS OF OPERATIONS

For the fiscal year ended November 30

(in millions, except per share data)	Note[a]	2006 $	2005 $	2004 $
Net operating revenue from continuing operations		**2,124.2**	1,483.3	1,099.6
Operating expenses		**(1,729.7)**	(1,244.8)	(954.8)
Gross profit		**394.5**	238.5	144.8
Share in net income of non-consolidated joint ventures	11	**41.3**	26.9	15.0
Selling, general and administrative expenses		**(149.4)**	(119.9)	(111.0)
Impairment of long-lived tangible assets	9	**(2.1)**	(7.1)	(9.4)
Restructuring credits (charges)	18	**–**	1.9	(2.7)
Gains on disposal of long-lived tangible assets and subsidiaries	8	**3.9**	7.5	29.9
Other operating income (loss), net		**(1.5)**	4.2	1.3
Net operating income from continuing operations		**286.7**	152.0	67.9
Interest expense		**(4.2)**	(4.0)	(19.3)
Interest income		**18.8**	3.9	4.0
Foreign currency exchange gains (losses), net		**0.5**	(22.2)	6.2
Income before minority interests and taxes from continuing operations		**301.8**	129.7	58.8
Minority interests		**(7.3)**	(10.4)	(4.7)
Income before income taxes from *continuing operations*		**294.5**	119.3	54.1
Income tax provision	12	**(73.6)**	(12.9)	(9.2)
Income from continuing operations		**220.9**	106.4	44.9
Discontinued operations:	3			
Income (loss) from discontinued operations before taxation		**(18.2)**	6.0	(39.8)
Gain on disposal of discontinued operations before taxation		**35.1**	27.1	–
Income tax provision		**(1.1)**	–	–
Income (loss) from discontinued operations		**15.8**	33.1	(39.8)
Net income		**236.7**	139.5	5.1
Earnings per Common Share				
Net income (loss) per Common Share and Common Share equivalent:				
Basic:				
Continuing operations		**1.15**	0.56	0.28
Discontinued operations		**0.08**	0.17	(0.25)
Net income		**1.23**	0.73	0.03
Diluted:				
Continuing operations		**1.10**	0.54	0.28
Discontinued operations		**0.08**	0.17	(0.25)
Net income		**1.18**	0.71	0.03
Weighted average number of Common Shares and Common Share equivalents outstanding:				
Basic	22	**192.7**	191.1	157.6
Diluted	22	**201.1**	195.5	159.5

a) The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

As at November 30

(in millions)	Note[a]	2006 $	2005 $
Assets			
Current assets:			
Cash and cash equivalents		**717.5**	316.0
Restricted cash deposits	4	**4.1**	3.2
Trade receivables (net of allowance for doubtful accounts)	5	**546.1**	378.6
Inventories and work-in-progress	6	**23.5**	23.3
Receivables due and short-term advances to non-consolidated joint ventures	11	**11.6**	16.6
Deferred taxes	12	**22.9**	9.4
Prepaid expenses and other current assets		**61.2**	37.1
Assets held for sale	8	**16.7**	42.8
Total current assets		**1,403.6**	827.0
Tangible assets	9	**1,096.6**	870.0
Less accumulated depreciation and amortization	9	**(451.0)**	(412.3)
Total tangible assets, net		**645.6**	457.7
Restricted cash deposits	4	**20.1**	11.4
Other intangible assets	10	**4.1**	4.3
Deposits and non-current prepayments and receivables		**53.6**	40.2
Investments in and advances to non-consolidated joint ventures	11	**68.2**	27.8
Deferred taxes	12	**8.1**	11.4
Prepaid pension asset	13	**5.9**	4.7
Total assets		**2,209.2**	1,384.5
Liabilities and shareholders' equity			
Current liabilities:			
Current maturities of long-term debt	15	**2.4**	0.8
Accounts payable and accrued liabilities	16	**525.8**	422.0
Accrued salaries and benefits		**75.6**	58.1
Advance billings		**234.8**	268.8
Deferred taxes	12	**6.6**	-
Other current liabilities		**74.3**	94.1
Total current liabilities		**919.5**	843.8
Long-term debt	15	**507.1**	8.7
Deferred taxes	12	**6.9**	5.0
Other long-term liabilities		**27.8**	33.6
Accrued pension liability	13	**29.5**	11.3
Minority interests		**18.7**	26.4
Shareholders' equity:			
Common Shares, $2.00 par value	21	**389.0**	385.5
Treasury Shares	21	**(17.5)**	(1.0)
Paid-in surplus		**475.0**	461.5
Accumulated deficit		**(154.3)**	(391.0)
Accumulated other comprehensive income		**7.5**	0.7
Total shareholders' equity		**699.7**	455.7
Total liabilities and shareholders' equity		**2,209.2**	1,384.5

a) The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the fiscal year ended November 30

(in millions, except share data)	Common Shares $	Class B Shares $	Paid-in surplus $	Accumulated Deficit $	Treasury Shares $	Accumulated other Comprehensive Income (loss) $	Total Share-holders' equity $	Compre-hensive income (loss) $
Balance, November 30, 2003	**152.5**	**68.0**	**404.2**	**(535.6)**	**(1.0)**	**19.2**	**107.3**	
Issuance of 45,500,000 Common Shares	91.0	–	2.2	–	–	–	93.2	
Conversion of Class B Shares to Common Shares	34.0	(68.0)	34.0	–	–	–	-	
Conversion of SNSA Subordinated Debt into 22,727,272 Common Shares	45.5	–	4.5	–	–	–	50.0	
Issuance of 29,900,000 Common Shares	59.8	–	1.8	–	–	–	61.6	
Stock-based compensation	–	–	2.6	–	–	–	2.6	
Net income	–	–	–	5.1	–	–	5.1	5.1
Release of deferred gains in respect of derivative instruments (net of tax of $4.2)	–	–	–	–	–	(17.0)	(17.0)	(17.0)
Minimum pension liability adjustment (net of tax of $0.6)	–	–	–	–	–	3.3	3.3	3.3
Translation adjustments, net	–	–	–	–	–	8.5	8.5	8.5
Comprehensive loss	–	–	–	–	–	–	–	**(0.1)**
Balance, November 30, 2004	**382.8**	**–**	**449.3**	**(530.5)**	**(1.0)**	**14.0**	**314.6**	
Stock-based compensation	–	–	9.5	–	–	–	9.5	
Net income	–	–	–	139.5	–	–	139.5	139.5
Release of deferred gains in respect of derivative instruments (net of tax of $nil)	–	–	–	–	–	(0.6)	(0.6)	(0.6)
Share of other comprehensive loss of non-consolidated joint ventures (net of tax of $nil)	–	–	–	–	–	(4.1)	(4.1)	(4.1)
Minimum pension liability adjustment (net of tax of $0.7)	–	–	–	–	–	(2.5)	(2.5)	(2.5)
Translation adjustments, net	–	–	–	–	–	(6.1)	(6.1)	(6.1)
Comprehensive income	–	–	–	–	–	–	-	**126.2**
Exercise of share options	2.7	–	2.7	–	–	–	5.4	
Balance, November 30, 2005	**385.5**	**–**	**461.5**	**(391.0)**	**(1.0)**	**0.7**	**455.7**	
Stock-based compensation	–	–	6.2	–	–	–	6.2	
Net income	–	–	–	236.7	–	–	236.7	236.7
Deferred gains in respect of derivative instruments (net of tax of $0.8)	–	–	–	–	–	4.0	4.0	4.0
Share of other comprehensive loss of non-consolidated joint ventures (net of tax of $nil)	–	–	–	–	–	0.3	0.3	0.3
Minimum pension liability adjustment (net of tax of $5.0)	–	–	–	–	–	(10.5)	(10.5)	(10.5)
Translation adjustments, net (net of $1.3 million gain realized on liquidation of a foreign entity)	–	–	–	–	–	13.0	13.0	13.0
Comprehensive income	–	–	–	–	–	–	–	**243.5**
Purchase of 914,800 Treasury Shares at market value	–	–	–	–	(16.5)	–	(16.5)	
Exercise of share options	3.5	–	7.3	–	–	–	10.8	
Balance, November 30, 2006	**389.0**	**–**	**475.0**	**(154.3)**	**(17.5)**	**7.5**	**699.7**	

Accumulated other Comprehensive Income (Loss)

As at November 30 (in millions)	2006 $	2005 $	2004 $
Minimum pension liability adjustment	**(15.0)**	(4.5)	(2.0)
Deferred gains on derivative instruments	**4.2**	0.2	0.8
Share of comprehensive gain (loss) of non-consolidated joint ventures	**0.2**	(0.1)	4.0
Translation adjustments, net	**18.1**	5.1	11.2
Total	**7.5**	0.7	14.0

CONSOLIDATED STATEMENTS OF CASH FLOW

For the fiscal year ended November 30

(in millions)	2006 $	2005 $	2004 $
Cash flows provided by (used in) operating activities			
Net income	**236.7**	139.5	5.1
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**58.6**	58.6	65.6
Amortization of dry-docking costs	**14.8**	12.5	11.7
Impairment of long-lived tangible assets	**2.1**	7.1	9.4
Equity in net income of non-consolidated joint ventures	**(41.3)**	(26.9)	(15.0)
Dividends from non-consolidated joint ventures	**14.8**	14.0	19.7
Minority interest in consolidated subsidiaries	**7.3**	10.4	4.7
Share based compensation charge	**6.2**	9.5	2.6
Deferred tax	**4.1**	2.8	(13.8)
Gain on sale of long-lived assets	**(38.0)**	(30.8)	(4.7)
Gain on sale of subsidiaries	**(1.0)**	(3.8)	(25.2)
Proceeds from insurance claim	**(3.5)**	–	–
Changes in operating assets and liabilities, net of acquisitions:			
Trade receivables	**(128.9)**	(156.8)	146.4
Prepaid expenses, other current assets and long-term receivables	**(29.1)**	(7.4)	2.5
Net realized mark-to-market hedging transactions	**4.0**	(0.6)	(17.0)
Inventories and work-in-progress	**0.6**	(1.7)	3.1
Accounts payable and accrued liabilities	**(5.1)**	106.1	(134.3)
Advance billings	**(56.0)**	139.7	101.2
Accrued salaries and benefits	**12.5**	7.3	(1.1)
Other short-term and other long-term liabilities	**(7.0)**	8.5	5.9
Payments of dry-docking costs	**(13.6)**	(16.7)	(14.7)
Net cash provided by operating activities	**38.2**	271.3	152.1
Cash flows provided by (used in) investing activities			
Cash acquired as a result of the consolidation of Sonamet and Sonacergy following adoption of FIN46R	**–**	–	32.8
Proceeds from sale of subsidiaries, net of cash disposed	**1.7**	19.9	36.6
Proceeds from sale of tangible assets	**81.1**	51.8	38.4
Proceeds from insurance claim	**3.5**	–	–
Purchase of tangible assets	**(193.2)**	(81.3)	(34.2)
Investment in non-consolidated equity investees	**–**	–	(4.9)
Advances to non-consolidated joint ventures	**(11.5)**	(1.9)	(5.2)
Repayments from non-consolidated joint ventures	**1.1**	–	3.3
Net cash (used in) provided by investing activities	**(117.3)**	(11.5)	66.8
Cash flows provided by (used in) financing activities			
Bank overdraft	**–**	–	(2.5)
Repayments of existing bank credit facilities	**–**	(60.0)	(330.8)
Convertible Debt, net of issuance costs	**490.8**	–	–
Loan from minority interest shareholder	**–**	(0.2)	9.7
Share Buy Backs	**(16.5)**	–	–
Gross proceeds from share issuances	**–**	–	165.9
Fees related to share issuances	**–**	–	(10.9)
Exercise of share options	**10.8**	5.5	–
Dividends paid to minority interests	**(16.3)**	(16.6)	(3.9)
Net cash (used in) provided by financing activities	**468.8**	(71.3)	(172.5)
Effect of exchange rate changes on cash and cash equivalents	**11.8**	(7.5)	6.7
Net increase in cash and cash equivalents	**401.5**	181.0	53.1
Cash and cash equivalents at beginning of year	**316.0**	135.0	81.9
Cash and cash equivalents at end of year	**717.5**	316.0	135.0

The accompanying notes are an integral part of these Consolidated Financial Statements. Details of non-cash transactions are provided in Note 2 to the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. The Group

Acergy S.A., a Luxembourg company, together with its subsidiaries (collectively, 'us') is one of the largest offshore services contractors in the world based on revenues. We are a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments.

The market for our services is dependent upon the success of exploration and the level of investment in offshore exploration and production by the major oil companies. Such investment is cyclical in nature.

We changed our name to 'Acergy S.A.', at a meeting of shareholders on April 3, 2006 and the name change became effective on April 10, 2006.

2. Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements, reported in US dollars, have been prepared in accordance with accounting principles generally accepted in the United States ('US GAAP'), and include the accounts of all majority-owned companies in which we have operating control and which are not variable interest entities, as well as variable interest entities for which we are the primary beneficiary. All intra-group transactions and balances have been eliminated.

We have invested in several joint ventures. These include Nautical Vessels Pte Limited and SapuraAcergy Sdn Bhd (collectively 'SapuraAcergy'), Seaway Heavy Lifting ('SHL'), NKT Flexibles I/S ('NKT Flexibles'), EPIC JV ('EPIC') and project-specific joint ventures. In these joint ventures, we have economic and voting interests of 17.5% to 50%.

We account for our investments in non-consolidated joint ventures under the equity method. We accrue losses in excess of the investment value for such entities only when we are committed to provide ongoing financial support to the joint ventures.

Up until May 31, 2004, the equity method was applied to Sonamet Industrial S.A.R.L. ('Sonamet'), and Sonacergy Serviços E Construções Petrolíferas Lda ('Sonacergy'), where we own 55% of the voting interest. This was because our ability to control the operation of the investee is restricted by the significant participating influence of the other main shareholder, Sociedade Nacional de Combustiveis de Angola – Sonangol U.E.E. ('Sonangol'). Certain operating decisions require unanimous agreement of the Board, which has equal representation from the two principal joint venture partners.

In December 2003, the Financial Accounting Standards Board ('FASB') issued a revision to Interpretation No. 46 'Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51' ('FIN 46R'). FIN 46R clarifies the application of ARB No.51 'Consolidated Financial Statements' to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as Variable Interest Entities ('VIEs'), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

We believe that both Sonamet and Sonacergy have the characteristics of VIEs, and that we are the primary beneficiary. Accordingly, we commenced accounting for these two entities as consolidated subsidiaries with effect from May 31, 2004, the date of our adoption of FIN 46R. No restatement of prior periods was required.

Use of Estimates

The preparation of financial statements in conformity with US GAAP in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the dates of the financial statements and the reported amounts of revenues and expenses.

In the preparation of these Consolidated Financial Statements, estimates and assumptions have been made by management including costs to complete projects, an assessment of percentage-of-completion of projects, recognition of revenue in respect of variation orders and claims, the selection of useful lives of tangible and intangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for trade receivables, the carrying value of non-consolidated joint ventures, income tax valuation allowances, income tax contingencies, provisions for legal disputes and assessment of the probability of occurrence of hedged transactions. Actual results could differ from those estimates.

The financial reporting of our contracts depends on estimates, which are assessed continually during the term of these contracts. Recognized revenues and income are subject to revisions as the contract progresses to completion and refinements in estimates are reflected in the period in which the facts that give rise to the revision become known. Additional information that enhances and refines the estimating process that is obtained after the balance sheet date but before issuance of the financial statements is reflected in the financial statements. The positive (adverse) impact on gross profit from continuing operations of significant revisions to contract estimates was $74.2 million, $60.3 million and $43.8 million, in fiscal years 2006, 2005 and 2004, respectively. The adverse impact on income (loss) before income taxes from discontinued operations of significant estimates to contract estimates was $(18.7) million, $(15.4) million and $(27.7) million in fiscal years 2006, 2005 and 2004, respectively. The net effect of these revisions to basic earnings per share for continuing operations was $0.39, $0.32 and $0.28 in fiscal years 2006, 2005 and 2004, respectively. These effects also reflect adjustments recorded in respect of events, claim settlements and revisions of cost estimates, which took place during the time period between the fiscal year-end and the publication of our financial statements unless the underlying event is outside the normal exposure and risk aspects of the contract in which case if material the event is disclosed as a subsequent event in Note 28 to the Consolidated Financial Statements below.

2. Accounting Policies (continued)

Financial Statements

Revenue Recognition

Long-term contracts are accounted for using the percentage-of-completion method. We apply Statement of Position 81-1 'Accounting for Performance of Certain Construction-Type Contracts'. Revenue and gross profit are recognized each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established. In such cases, no gross profit is recognized during the period. The percentage-of-completion is calculated based on the ratio of costs incurred to date to total estimated costs, taking into account the level of completion. The percentage-of-completion method requires us to make reasonably dependable estimates of progress toward completion of contract revenues and contract costs. Provisions for anticipated losses are made in the period in which they become known.

A major portion of our revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders and claims are commonly billed to clients in the normal course of business and are recognized as contract revenue where recovery is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based upon performance in relation to established targets, which are recognized in the contract estimates when the targets are achieved. As at November 30, 2006 and November 30, 2005 no revenue relating to unagreed claims or disputed receivables was included in reported revenue or receivables that has not been subsequently collected in full.

During the course of multi-year projects the accounting estimate for the current period and/or future periods may change. The effect of such a change, which can be upward as well as downward, is accounted for in the period of change and the cumulative income recognized to date is adjusted to reflect the latest estimates. These revisions to estimate will not result in restating amounts in previous periods. Revisions of estimates are calculated on a regular basis.

We report our operating revenue on a gross basis with regard to any related expenses in accordance with EITF Issue No. 99-19 'Reporting Revenue Gross as a Principal versus Net as an Agent'. We reported operating expenses of $1,729.7 million, $1,244.8 million and $954.8 million for the years ended November 30, 2006, 2005 and 2004, respectively, which consists of costs associated with or directly related to, project work. These types of costs include direct costs related to a contract (e.g. procurement costs, cost of goods sold, and subcontract costs); personnel costs (e.g. salaries and benefit costs); vessel and equipment costs (e.g. vessel hire, equipment rental, maintenance and repair costs, mobilization costs, fuel, logistics and insurance costs); depreciation and amortization; and administrative costs for support embedded within projects.

Selling, General and Administrative ('SG&A') Expenses

SG&A expenses include the following costs: personnel and employment, training and development, travel and entertainment, information systems, communications, office costs, publicity and advertising, and professional fees. These costs are incurred by the following functions: executive management, regional management, office management, risk and insurance management, finance, accounting, treasury, legal, information technology, business development and human resources.

Cash and Cash Equivalents

Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

Inventory

In determining the cost of inventory the weighted average cost method is used. Inventory is valued at the lower of cost and market value, with provisions made against slow-moving and obsolete items. Provisions for excess and obsolete items are analyzed at least annually on the basis of inventory counts, reviews of recent and planned inventory use, assessments of technical obsolescence, and physical inspections.

Discontinued Operations

We classify assets and disposal groups as discontinued operations in accordance with Statement of Financial Accounting Standard ('SFAS') No. 144 'Accounting for the Impairment or the Disposal of Long-lived Assets', when the operations and the cash flows of the disposal group can be clearly distinguished, operationally and for financial reporting purposes, from the rest of our operations; the operations and cash flows of the asset and disposal groups are eliminated from ongoing operations; and there is no significant continuing involvement after the disposal transaction. In the period an asset or disposal group has been disposed of, or is classified as held for sale, the results of the operations are reported as discontinued operations in the current and prior periods. In accordance with EITF No. 87-24 'Allocation of Interest to Discontinued Operations' we have allocated interest to discontinued operations. General corporate overheads are allocated to continuing operations.

Assets Held for Sale

We classify assets and disposal groups as being held for sale in accordance with SFAS No. 144, when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

Long-lived Tangible Assets

Tangible assets are recorded at cost. Interest costs incurred between the date that financing is provided for a qualifying asset and the date that the asset is ready for use are capitalized. For the fiscal year ended November 30, 2006 $nil of interest was capitalized (2005: $0.3 million, 2004: $nil).

2. Accounting Policies (continued)

Depreciation of tangible assets is recorded on a straight-line basis over the useful lives of the assets as follows:

Construction support ships	10 to 25 years
Operating equipment	3 to 10 years
Buildings	20 to 33 years
Other assets	3 to 7 years

Ships are depreciated to a residual value of 10% of acquisition cost, which reflects management's estimate of salvage or otherwise recoverable value. No residual value is assumed with respect to other tangible assets. Costs for fitting out construction support ships are capitalized and amortized over a period equal to the remaining useful life of the related equipment.

Depreciation and amortization expense from continuing operations was $58.6 million for the fiscal year ended November 30, 2006 (2005: $56.9 million, 2004: $60.6 million).

Depreciation and amortization expense from discontinued operations was $nil million for the fiscal year ended November 30, 2006 (2005: $1.7 million, 2004: $5.0 million).

Dry-docking Costs

Dry-docking costs are capitalized and amortized over the period between vessel dockings, which is typically between two and five years. Amortization of capitalized dry-docking costs from continuing operations was $14.8 million for the fiscal year ended November 30, 2006 (2005: $11.6 million, 2004: $9.5 million). The unamortized portion of capitalized dry-docking costs for the year ended November 30, 2006 of $28.5 million (2005: $31.2 million) is included in 'Deposits and non-current prepayments and receivables' in the Consolidated Balance Sheets.

Maintenance and repair costs from continuing operations, which are expensed as incurred, were $59.5 million for the fiscal year ended November 30, 2006 (2005: $48.1 million, 2004: $36.9 million).

Impairment of Long-lived Assets and Intangible Assets with Finite Lives

In accordance with SFAS No. 144, long-lived assets and intangibles with finite lives are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In performing the review for impairment, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the asset. The fair value is determined either through the use of an external valuation, or by means of an analysis of future cash flows on the basis of expected utilization and daily charge-out rates. Where cash flow forecasts are used, any impairment charge is measured by comparing the carrying value of the asset against the net present value of future cash flows, discounted using our weighted average cost of capital.

Other Intangible Assets

Intangibles with indefinite lives are not amortized, but tested for impairment annually or whenever impairment indicators arise.

Impairment of Investments in Non-consolidated Joint Ventures

We review our investments in non-consolidated joint ventures periodically to assess whether there is an other than temporary decline in the carrying value of the investment. We consider, among other things, whether or not we are able to recover the carrying value of the investment and whether or not the investee's ability to sustain an earnings capacity would justify the carrying value of the investment. A provision is made against non-collectibility of loans and advances made to non-consolidated joint ventures when it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement under SFAS No. 114 'Accounting by Creditors for Impairment of a Loan'.

Income Taxes

We account for income taxes in accordance with SFAS No. 109 'Accounting for Income Taxes', which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between book and tax bases of recorded assets and liabilities. Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. A valuation allowance is established to reduce the amount of deferred tax assets to an amount that we believe, based upon all available evidence, is more likely than not to be realized. We operate in many countries and are therefore subject to the jurisdiction of numerous tax authorities as well as cross-border tax treaties concluded between governments. Our operations in these countries are taxed on different bases: net income, deemed profit (generally based on the revenue) and withholding taxes based on revenue. In the normal course of our business our tax filings become subject to enquiry and audit by the tax authorities in jurisdictions where it has operations. We have received assessments from tax authorities and they are at various stages of appeal. We believe we have defenses against the issues being raised and have provided for the tax when information available prior to the issuance of the financial statements indicates it is probable that the liability has been incurred at the date of the financial statements and the amount of the tax can be reasonably estimated. There can be no assurance that the eventual outcome will be in line with the position we have currently taken. We intend indefinitely to reinvest the unremitted earnings of our foreign subsidiaries incorporated in those countries which impose withholding or remittance taxes, and accordingly have made no provision for withholding and remittance taxes that would be due if such remittances were made.

Debt Costs

Costs incurred in connection with issuance of debt, such as facility fees, are treated as a deferred charge and classified as a non-current asset. Such costs are amortized over the life of the debt as additional interest.

Convertible Notes

We account for our Convertible Notes in accordance with APB No. 14: Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants and therefore no portion of the proceeds from the issuance of the Convertible Notes is attributed to the conversion feature. The costs incurred in connection with the issuance of the Convertible Notes are treated as a deferred debt cost and amortized over the life of the Convertible Notes. If the Convertible Notes are converted at the option of the holders the deferred debt cost will be expensed immediately.

2. Accounting Policies (continued)

Restructuring Charges

We account for restructuring charges in respect of existing post-employment plans, which includes statutory legal requirements to pay redundancy costs, under SFAS No. 112 'Employer's Accounting for Post-Employment Benefits'. In these circumstances, we recognize a provision for redundancy costs at the date that it is probable that the employee will be entitled to the benefits and when these can be reasonably estimated.

Where the termination costs are of a 'one-time' involuntary nature we apply SFAS No. 146 'Accounting for Costs Associated with Exit and Disposal Activities'. This includes costs for redundancies, which are over and above the statutory requirements, and the costs for vacated property. We provide for these costs at fair value at the date the termination plans are communicated to employees and when we are committed to the plan, and it is unlikely that significant changes will be made to the plan.

Recognition of Provisions for Contingencies

We, in the ordinary course of business, are subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5 'Accounting for Contingencies', as interpreted by FASB Interpretation No. 14 'Reasonable Estimation of the Amount of a Loss', if we have determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, we will provide the lower amount of the range. Legal costs are expensed as incurred.

We also provide for warranty costs arising in relation to our long-term contracts if they qualify for recognition in accordance with SFAS No. 5, as detailed above. At the conclusion of each project, an assessment is made of the areas where potential claims may arise under the contract warranty clauses. Where a specific risk is identified and the potential for a claim is assessed as probable and can be reasonably estimated, an appropriate warranty provision is recorded. Warranty provisions are eliminated at the end of the warranty period except where warranty claims are still outstanding. The movements in the warranty provisions are summarized below:

For the fiscal year ended November 30

(in millions)	2006 $	2005 $
Balance at the beginning of the year	–	6.5
Charged during the year	**0.7**	2.4
Released during the year	–	(8.9)
Balance at the end of the year	**0.7**	–

Research and Development Expenditure

The costs of research and development are expensed as incurred.

Minority Interest

We record minority interest expense, which reflects the portion of the earnings of the consolidated operations that are applicable to the minority interest partners. The minority interest amounts recorded in the accompanying Consolidated Financial Statements primarily represent the share of minority partners' interest of $33^{1}/_{3}$% in Alto Mar Girassol, and 45% in both Sonamet and Sonacergy.

Treasury Shares

Capital stock acquired that is not retired is carried at cost and reflected as a separate reduction of shareholders' equity. As at November 30, 2006 1,793,921 Common Shares (2005: 879,121 Common Shares) were held as Treasury Shares. 879,121 Common Shares are held by an indirect, wholly-owned subsidiary of Acergy S.A.

Earnings per Share

Earnings per share are computed using the weighted average number of Common Shares and Common Share equivalents outstanding during each period. In accordance with the 'if-converted' method in SFAS No. 128, 'Earnings per Share', the Convertible Notes are included in the diluted earnings per share if the effect is dilutive regardless of whether the conversion price has been met. If the effect is dilutive the Convertible Notes are included in the weighted average number of Common Shares and Common Share equivalents from the beginning of the period or date of issue if later.

Share-Based Compensation

We adopted SFAS No.123 (revised 2004) 'Share-Based Payments' ('SFAS No.123(R)') from December 1, 2005 using the modified prospective application method. Accordingly, we did not restate our previously issued results for the portion of awards that had vested at the date of adoption and future periods include accrued compensation expense reflecting a portion of the fair value of the unvested options. Compensation expense is based on the fair value of an award at the date of grant and is recognized over the requisite service period using the graded vesting attribution method. The determination of the grant date of all options is based on the date of approval by the Compensation Committee.

Prior to the adoption of SFAS No.123(R) we accounted for our stock options using the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25 'Accounting for Stock Issued to Employees' ('APB No. 25'). Accordingly, compensation costs of stock options were measured as the excess, if any, of the quoted market price of our stock at the measurement date over the option exercise price and were charged to operations over the vesting period using the graded vesting attribution method. For plans where the measurement date occurred after the grant date, referred to as variable plans, compensation cost was prior to December 1, 2005 remeasured on the basis of the current market value of our stock at the end of each reporting period for the periods prior to adoption of SFAS 123(R). For all periods presented here we recognize compensation expense for variable plans with performance conditions if achievement of those conditions becomes probable.

As required by SFAS No. 123 'Accounting for Stock-Based Compensation' ('SFAS No. 123'), we have included below the required pro forma disclosures for the periods prior to adoption of SFAS 123(R) as if the fair-value method of accounting had been applied.

As required by SFAS No.123, our net income (loss) would be changed to the following pro forma amounts if the fair-value method of accounting had been applied. The compensation cost is charged to operations using the graded vesting attribution method, except for options granted under the Senior Management Incentive Plan ('SMIP'), which are charged to operations on a straight-line basis.

2. Accounting Policies (continued)

For the fiscal year ended November 30

(in millions, except per share data)	2005 $	2004 $
Net income, as reported	139.5	5.1
Add back: SMIP cost expensed as per APB Opinion No. 25, net of tax	9.5	2.6
Total stock-based employee compensation expense determined under the fair value method, net of tax	(5.1)	(4.4)
Net income pro forma	143.9	3.3
Income per share, as reported:		
Basic	0.73	0.03
Diluted	0.71	0.03
Income per share pro forma:		
Basic	0.75	0.02
Diluted	0.74	0.02

Foreign Currency Translation

We are incorporated in Luxembourg and given the nature of our business we operate in a US dollar economic environment. Our reporting currency is the US dollar. The functional currencies of the companies that comprise the Acergy Northern Europe and Canada segment are dependent upon the geographical location of the activities and are either Norwegian krone, British pound sterling, Canadian dollar, or US dollar. The US dollar is the functional currency of the most significant subsidiaries within Acergy North America and Mexico, Acergy South America and Acergy Asia and Middle East. In Acergy Africa and Mediterranean, the functional currencies of the most significant subsidiaries are the Euro and US dollar. We believe that the US dollar is the currency of the primary economic environment in which we operate.

Exchange gains and losses resulting from transactions denominated in a currency other than that of the functional currency are included in 'Foreign currency exchange (losses) gains, net' in the accompanying Consolidated Statements of Operations except for those arising on 'Trade receivables' and 'Accounts payable and accrued liabilities' balances which are classified as 'Operating expenses'. In accordance with SFAS No. 52 'Foreign Currency Translation', unrealized foreign exchange gains and losses on revaluation of long-term intra-group balances, which are not planned or anticipated to be settled in the foreseeable future, are included within 'Accumulated Other Comprehensive Income' ('OCI').

We translate the financial statements of our subsidiaries from their functional currencies (usually local currencies) into US dollars. Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at exchange rates which approximate the average exchange rates prevailing during the period. The resulting translation adjustments are recorded in a separate component of OCI as 'Translation adjustments, net' in the accompanying Consolidated Statements of Shareholders' Equity.

Derivatives and Hedging Activities

We operate in a large number of countries throughout the world and, as a result, are exposed to currency fluctuations largely as a result of incurring operating expenses in the normal course of business.

We do not enter into open speculative positions. We account for derivatives (foreign exchange forward and swap contracts) in accordance with SFAS No. 133 'Accounting for Derivative Instruments and Hedging Activities', as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Hedging effectiveness is measured quarterly using the dollar-offset method applied on a cumulative basis. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative instrument are recorded in OCI in the Consolidated Balance Sheets until the hedged item affects earnings, and ineffective or excluded portions of changes in the fair value are recognized in the Consolidated Statements of Operations – 'Foreign currency exchange (losses) gains, net' as they arise. If the derivative instrument is terminated or settled prior to the expected maturity or realization of the underlying hedged item or if the hedging relationship is otherwise terminated, hedge accounting is discontinued prospectively.

2. Accounting Policies (continued)

Supplemental Cash Flow Information

The following table sets forth non-cash financing and investing activities and selected cash flow information. The table summarizes the following non-cash transactions: in fiscal year 2004, the conversion of Class B Shares into Common Shares; the conversion of the Stolt-Nielsen S.A. ('SNSA') Subordinated Note into Common Shares; the replacement of existing bank credit lines with a new facility; and the settlement of proceeds due from the Lobito Yard disposal via offset against other working capital balances. In fiscal year 2005, it includes the non-cash proceeds on disposal of Paragon Engineering Services, Inc. There were no such non-cash transactions in fiscal year 2006.

The following table also discloses interest and income taxes paid for all three fiscal years.

For the fiscal year ended November 30

(in millions)	2006 $	2005 $	2004 $
Non-cash activities:			
Conversion of Class B Shares into Common Shares	–	–	(68.0)
Conversion of SNSA Subordinated Note by issuance of 22.7 million Common Shares	–	–	(50.0)
Drawdown of bank credit lines	–	–	60.0
Fees on drawdown of credit lines	–	–	(5.8)
Replacement of existing bank credit facilities	–	–	(54.2)
Settlement of disposal of Lobito Yard assets	–	–	5.4
Non cash proceeds on disposal of Paragon Engineering Services, Inc.	–	(4.4)	–
Other selected cash flow information:			
Interest paid	**(1.5)**	(4.0)	(14.0)
Income taxes paid	**(65.5)**	(19.3)	(16.0)

Impact of Recently Issued but not yet Adopted New Accounting Standards

Uncertain Tax Positions

In July 2006, the Financial Accounting Standards Board ('FASB') issued FASB Interpretation No. 48, ('FIN 48') 'Accounting for Uncertainty in Income Taxes' to clarify the accounting for uncertain tax positions stated in FASB Statement No. 109 'Accounting for Income Taxes'. The guidance provides a two step process for the evaluation of a tax position under FIN 48. The first requirement is to recognize a tax position reported or expected to be reported in a tax return only if the position is more likely than not to be able to sustain an examination based on technical merits presuming that the position will be examined by the relevant taxing authority who will have full knowledge of all relevant information. The second is to measure the tax position which meets the recognition criteria above at the highest value of the benefit which is more likely than not to be recognized upon ultimate settlement.

FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. As FIN 48 is effective for fiscal years beginning after December 15, 2006 it is effective for us in the fiscal year beginning December 1, 2007. We are currently assessing the effects of FIN 48 and have not yet determined the impact on adoption of this interpretation on our financial statements.

Post-Retirement Benefit Plans

In September 2006, the FASB issued Statement of Financial Accounting Standards ('SFAS') No. 158 'Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)'. This statement requires an entity to recognize the over-funded or under-funded status of its post-retirement benefit plan(s) as an asset or a liability in its financial statements. The transition date for recognition of an asset or liability related to the funded status of an entity's plan(s) and the disclosure provisions are effective for fiscal years ending December 15, 2006 and are effective for us in the fiscal year ending November 30, 2007. If we had adopted the recognition provisions of SFAS No.158 as at November 30, 2006 we would have been required to recognize an additional pre-tax liability for our under-funded status of $11.7 million. A resulting adjustment to the closing balance of Accumulated OCI net of deferred tax, would also have been recorded for those amounts not included in net periodic benefit cost.

International Financial Reporting Standards

Acergy S.A. is domiciled and registered in Luxembourg and the Luxembourg authorities have granted us an exemption from the requirement to adopt International Financial Reporting Standards ('IFRS') until the accounting period beginning on or after January 1, 2007. We will be adopting IFRS on December 1, 2007 in preparation for our Consolidated Financial Statements for fiscal year ending November 30, 2008 and will commence preparation of comparative Consolidated Financial Results on December 1, 2006 for fiscal year ending November 30, 2007. US GAAP will continue to be the primary reporting framework for us up to and including the year ended November 30, 2007.

3. Discontinued Operations

The amount of revenues and pre-tax losses reported in discontinued operations were as follows:

For the fiscal year ended November 30

(in millions)	2006 $	2005 $	2004 $
Revenues from discontinued operations[a]	**66.6**	222.6	142.3
Interest expense allocated to discontinued operations	**-**	0.3	0.6
Income (loss) from discontinued operations before taxation	**(18.2)**	6.0	(39.8)
Gain on disposal of discontinued operations before taxation	**35.1**	27.1	-
Income tax provision	**(1.1)**	-	-
Income (loss) from discontinued operations	**15.8**	33.1	(39.8)

a) Income from discontinued operations by segment is given in Note 20 'Segment and Related Information' below.

During the fiscal year ended November 30, 2005 as part of our decision to re-focus Acergy North America and Mexico operations on our core expertise of deepwater Subsea Umbilicals, Risers and Flowlines ('SURF') we identified for disposal a number of our assets in the Inspection, Maintenance and Repair ('IMR') and Conventional segments. The ships and barges offered for sale were the *Seaway Defender, American Constitution, American Star, American Triumph, American Victory, American Diver, American Liberty, Seaway Kestrel* and the *DLB801*.The shore support bases at Fourchon and Port of Iberia in the state of Louisana in USA and the equipment at these bases were also offered for sale.

An asset purchase agreement to sell the above assets for $122.9 million in cash was signed April 11, 2005 with Cal Dive International Inc., ('Cal Dive'). The agreement was later amended on October 31, 2005. The first seven ships listed above and the shore support bases and equipment at these bases were sold to Cal Dive on October 31, 2005 for a total of $42.5 million cash and resulted in a gain of $27.1 million. The sale of the derrick lay-barge *DLB801* and the reel and pipelay ship *Seaway Kestrel* was completed on January 9, 2006 and March 15, 2006 respectively for a total of $80.4 million cash and resulted in a gain of $35.1 million.

Discontinued operations in fiscal year 2006 represents the results of Conventional projects offshore Trinidad and Tobago that were in progress at the date of the agreement with Cal Dive. After the 2005 year-end, the *Seaway Kestrel* and the *DLB801* continued with their specific work programs to complete the remaining scope of work on the these projects offshore Trinidad and Tobago up to the dates they were sold to Cal Dive after which third-party assets were contracted to finalize these projects. The one project remaining at November 30, 2006 was completed in the first quarter of fiscal year 2007. The related discontinued operations will cease during fiscal year 2007.

4. Restricted Cash Balances

Restricted cash balances comprise both funds held in a separate bank account, which will be used to settle accrued taxation liabilities, and deposits made by us as security for certain third-party obligations. Restrictions on cash that expire after more than one year are classified under non-current assets. There are no other significant conditions on the restricted cash balances.

5. Trade Receivables

Trade receivables as at November 30, 2006 of $546.1 million (2005: $378.6 million) are net of allowances for doubtful accounts of $2.4 million (2005: $5.6 million). Included in trade receivables as at November 30, 2006 was $187.1 million (2005: $70.0 million) of unbilled receivables relating to revenue recognized on the basis of the percentage-of-completion method. As at November 30, 2006, the amounts withheld by clients as retentions were $24.5 million (2005: $14.1 million). Retention constitutes an amount of trade receivables withheld by a client as a guarantee, to be paid on project completion.

As at November 30, 2006 and November 30, 2005, no material amounts were included under trade receivables that were under dispute.

Concentration of Credit Risk

Substantially all of our trade account receivables are from companies in the oil and gas exploration and production sector. We perform ongoing credit evaluations of our clients' financial condition and limit the amount of credit extended when deemed necessary but generally require no collateral.

As at November 30, 2006, accounts receivable include $115.8 million (2005: $51.0 million) in respect of the largest client and $69.0 million (2005: $43.1 million), in respect of the second largest client.

6. Inventories and Work-in-progress

Inventories and work-in-progress are stated at the lower of cost or market value and comprise the following:

As at November 30

(in millions)	2006 $	2005 $
Materials and spares	**15.0**	12.7
Consumables	**8.5**	8.3
Work-in-progress	**–**	2.3
Total	**23.5**	23.3

7. Employee Loans

Included in prepaid expenses and other current assets are loans to employees of $1.4 million in fiscal year 2006 (2005: $1.3 million). These consist primarily of salary and travel advances to a large number of employees in furtherance of our business.

8. Assets Held for Sale

Assets held for sale as at November 30, 2006 were as follows:

- J-Lay tower, in Acergy Africa and Mediterranean, which is expected to be sold to our Joint Venture, SapuraAcergy, as part of the shareholders agreement, for proceeds of $18.0 million. The sale is expected to be completed in the first half of fiscal year 2007.

As at November 30, 2006, our disposal groups held for sale comprised assets of $16.7 million (2005: $42.8 million), which are detailed as follows:

Assets held for sale

As at November 30

(in millions)	J-Lay Tower $	2006 $	2005 $
Inventories and work-in-progress	–	**–**	0.5
Net long-lived tangible assets	16.7	**16.7**	41.3
Deposits and non-current receivables	–	**–**	1.0
Total assets held for sale	16.7	**16.7**	42.8

The allocation of assets held for sale by us was as follows:

Segment

As at November 30

(in millions)	2006 Assets $	2006 Liabilities $	2005 Assets $	2005 Liabilities $
Acergy Africa and Mediterranean	**16.7**	**–**	–	–
Acergy North America and Mexico	**–**	**–**	41.9	–
Acergy Asia and Middle East	**–**	**–**	0.2	–
Acergy Corporate	**–**	**–**	0.7	–
Total assets held for sale	**16.7**	**–**	42.8	–

In fiscal year 2003, we identified a number of assets and businesses which we no longer considered essential to be owned or performed by us in-house in order to execute core operations. Services such as surface welding and Remotely Operated Vehicles ('ROV') drill support services are not central to our focus on the SURF market. Nevertheless, such services will remain part of our project bidding and when clients in the future require such services, we will purchase them from third parties. A divestment program was commenced in 2003, and the majority of the significant disposals were completed by the first quarter of 2005.

Furthermore, we have reorganized our engineering functions and integrated them into our regional structure. This involved the retention and reallocation of approximately 100 engineers from the Paragon Companies (comprised of Paragon Litwin, Paragon Italia S.r.L. and Paragon Engineering Services, Inc.). Consequently we no longer require engineering services that previously had been provided by the Paragon Companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(continued)

8. Assets Held for Sale (continued)

The disposition of the business and assets, which were held for sale as at November 30, 2005 were as follows:

- The *Seaway Kestrel*, a diving support and reel pipelay ship, in Acergy North America and Mexico, which forms part of the sale of assets to Cal Dive (see Note 3 'Discontinued Operations' above). The sale was completed on March 15, 2006 for proceeds of $39.9 million resulting in a gain of $18.7 million.
- The *DLB 801* a derrick lay-barge, in Acergy North America and Mexico, and is also part of the sale to Cal Dive (see Note 3 'Discontinued Operations' above). The sale was completed on January 9, 2006 for cash proceeds of $40.5 million resulting in a gain of $16.4 million.
- A steel catenary riser puller ('SC Riser'), in Acergy Corporate, was expected to be sold in the first half of fiscal year 2006 for proceeds of $0.7 million following the receipt of an offer. This transaction did not ultimately occur and the related fixed assets were fully impaired in fiscal year 2006.
- Two small barges in Acergy Asia and Middle East were identified as 'Assets held for sale' because of their age and high maintenance and repair costs. They were sold, one barge on January 9, 2006 and the other one on February 20, 2006, for aggregate cash proceeds of $0.2 million resulting in a gain before taxation of $0.1 million.

The following tables show the results of the sales of long-lived tangible assets and subsidiaries during fiscal years 2006, 2005 and 2004:

In fiscal year 2006:

Long-lived Tangible Assets Sold

As at November 30, 2006

(in millions)	Net Book Value $	Proceeds $	Gain $
Continuing Operations:			
Nigerian Shallow Water Ships (*American Pride* and *American Independence*)	**0.4**	**3.3**	**2.9**
Other Long-lived Assets	**0.6**	**0.6**	**0.0**
Total from Continuing Operations	**1.0**	**3.9**	**2.9**
Discontinued Operations:			
Acergy North America and Mexico ships (*DLB 801* and *Seaway Kestrel*)	**42.1**	**77.2[a]**	**35.1**
Total including Discontinued Operations	**43.1**	**81.1**	**38.0**

(a) $77.2 million were the net proceeds after deducting the $3.2 million of selling expenses from the cash proceeds of $80.4 million from the sale of the derrick lay barge *DLB 801* ($40.5 million) and the sale of the reel pipe-lay ship *Seaway Kestrel* ($39.9 million).

Subsidiaries Sold

As at November 30, 2006

(in millions)	Net Book Value $	Proceeds $	Gain (loss) $
Shallow water diving business SCS Nigeria Ltd	**0.5**	**2.2**	**1.7**
Cost related to the liquidation of entities		**(0.7)**	**(0.7)**
Total	**0.5**	**1.5**	**1.0**

In fiscal year 2005:

Long-lived Tangible Assets Sold

As at November 30, 2005

(in millions)	Net Book Value $	Proceeds $	Gain $
Continuing Operations:			
Trenching and Ploughing Assets	2.8	5.1	2.3
Handil Base	0.9	2.1	1.2
Other long-lived assets	1.9	2.1	0.2
Total from Continuing Operations	**5.6**	**9.3**	**3.7**
Discontinued Operations:			
Acergy North America and Mexico ships and bases	15.4	42.5	27.1
Total including Discontinued Operations	**21.0**	**51.8**	**30.8**

8. Assets Held for Sale (continued)

Subsidiaries Sold

As at November 30, 2005

(in millions)	Net Book Value $	Proceeds $	Gain $
Paragon Engineering Services, Inc.	25.5	27.6	2.1
National Hyperbaric Centre Ltd	0.6	2.3	1.7
Sub-Total	**26.1**	**29.9**	**3.8**
Non-cash proceeds		(4.4)	
Cash included in above disposals		(5.6)	
Total		**19.9**	

In fiscal year 2004:

Long-lived Tangible Assets Sold

As at November 30, 2004

(in millions)	Net Book Value $	Proceeds $	Gain (loss) $
Continuing Operations:			
ROV's	23.3	25.3	2.0
Ships	8.2	9.3	1.1
Other fixed assets	2.0	3.8	1.8
Lobito Yard assets	5.6	5.4	(0.2)
Total from Continuing Operations	**39.1**	**43.8**	**4.7**
Non-cash proceeds[a]		(5.4)	
Total from Continuing Operations		**38.4**	

(a) The proceeds of the sale of the Lobito Yard assets were paid by an offset against other working capital balances.

Subsidiaries Sold

As at November 30, 2004

(in millions)	Net Book Value $	Proceeds $	Gain (loss) $
Serimer DASA	12.1	38.2	26.1
Paragon Litwin	0.9	–	(0.9)
Sub-Total	**13.0**	**38.2**	**25.2**
Cash included in above disposals		(1.6)	
Total		**36.6**	

9. Tangible Long-lived Assets, Net

Tangible assets comprise the following:

As at November 30

(in millions)	2006 Gross value $	2006 Accumulated depreciation $	2006 Net book value $	2006 %	2005 Gross value $	2005 Accumulated depreciation $	2005 Net book value $	2005 %
Construction support ships	**586.3**	**(254.4)**	**331.9**	**52**	522.1	(244.3)	277.8	61
Operating equipment	**443.7**	**(169.4)**	**274.3**	**42**	301.4	(146.5)	154.9	34
Land and buildings	**41.7**	**(12.7)**	**29.0**	**4**	29.3	(10.2)	19.1	4
Other assets	**24.9**	**(14.5)**	**10.4**	**2**	17.2	(11.3)	5.9	1
Total	**1,096.6**	**(451.0)**	**645.6**	**100**	870.0	(412.3)	457.7	100

Impairments of Long-lived Tangible Assets in Fiscal Year 2006

In fiscal year 2006 we recorded impairment charges from continuing operations totaling $2.1 million in respect of our long-lived assets, as set forth below:

Under-utilized Mobile Equipment – $2.1 million

An impairment charge was recorded in the third quarter of fiscal year 2006 of $0.7 million which comprised $0.1million impairment charge related to a 120 tonne tensioner experiencing a low utilization level and $0.6 million impairment charge related to a winch used to pull in SC Risers and flexibles which the client declined to purchase for which there was no alternative use.

A further impairment charge was recorded in the fourth quarter of fiscal year 2006 for $1.4 million for a second winch used to pull in SC Risers and flexibles. This was fully impaired as it became apparent that the technical requirements for a project execution had changed and no further use was expected for this type of winch.

Impairments of Long-lived Tangible Assets in Fiscal Year 2005

In fiscal year 2005 we recorded impairment charges from continuing operations totaling $7.1 million in respect of our long-lived assets, as set forth below:

Warri Yard – $5.4 million

Our fabrication yard in Warri, Nigeria was identified to be underutilized during the preparation of the 2006 operating budget in October 2005. An impairment charge of $5.4 million, based on fair value calculations using discounted cash flows, was recorded in the fourth quarter of fiscal year 2005 to reduce the net book value of this asset to $nil.

Under-utilized Mobile Equipment – $1.5 million

An impairment charge was recorded in the third quarter of fiscal year 2005 for the SC Riser. This equipment, which is one of two risers owned by us, is installed on a client's vessel. The net book value of $1.7 million was adjusted for an impairment charge of $1.0 million following receipt of an offer by the client and the equipment was reported as an 'Asset held for sale' as at November 30, 2005.

In the fourth quarter of fiscal year 2005, the Matis 3, a pipeline tie-in system, was stored and no job had been identified for this equipment during the 2006 budget process in October 2005. We recorded an impairment charge of $0.5 million to reduce the net book value to $nil.

Nanterre Office Furniture – $0.2 million

In January 2006, Acergy Africa and Mediterranean relocated its office from Nanterre to Suresnes, near Paris. This decision made in fiscal year 2005, triggered an impairment charge of $0.2 million for the furniture in the Nanterre office which we decided could not be transferred to the new office in Suresnes.

Impairments of Long-lived Tangible Assets in Fiscal Year 2004

In fiscal year 2004 we recorded impairment charges from continuing operations totaling $9.4 million in respect of our long-lived assets, as set forth below:

Ships and Other Offshore Equipment – $4.2 million

An impairment charge of $1.9 million was recorded in the second quarter of fiscal year 2004 in respect of the *Seaway Explorer* on the basis of the negotiations for its sale. The sale was subsequently completed in the third quarter of fiscal year 2004. The carrying values of a number of other assets were reassessed and impairments recorded in the second and third quarters of fiscal year 2004 when market valuations were updated. These included the Saturation Dive System on the *Acergy Condor*, the *Acergy Legend*, the *Seaway Kestrel*, and the Deep MATIS™ system.

Under-utilized Mobile Equipment – $5.2 million

During the preparation of the 2005 annual operating budget and three-year plan in October 2004, our senior management assessed the level of expected future utilization of all our long-lived assets in light of the business strategies established in management's business plan, and a number of assets we expected to be underutilized in management's revised plans. The major items included an ROV, and three trenchers/ploughs. We estimated that future cash flows attributable to these assets were less than their carrying values and an impairment charge was recorded on the basis of fair value calculations performed by us, using either discounted cash flows or an estimate of fair value based on offers received for the sale of the assets.

10. Other Intangible Assets

There were net intangible assets of $4.1 million as at November 30, 2006 (2005: $4.3 million) and $3.4 million (2005: $3.6 million) of this balance related to Sonamet, which was consolidated for the first time as at May 31, 2004. This was the fair value of a lease access premium for the Lobito Yard in Angola at favorable rates. As at November 30, 2006, this intangible asset had a gross value of $4.7 million, accumulated amortization of $1.3 million and a useful life of 18 years as of the first date of consolidation. The amortization expense for the fiscal year ended November 30, 2006 was $0.3 million (2005: $0.3 million and 2004: $0.8 million).

The amortization is expected to be $0.3 million for fiscal year 2007 and for each of the following four years thereafter.

11. Investments in and Advances to Non-consolidated Joint Ventures

Investments in joint ventures for fiscal year 2006 were $68.2 million, an increase of $40.4 million compared to fiscal year 2005 as follows:

As at November 30

(in millions)	Geographical Location	Acergy Business Segment	Ownership %	2006 $	2005 $
Mar Profundo Girassol ('MPG')	West Africa	Africa & Mediterranean	50	**0.8**	2.2
Dalia FPSO	West Africa	Africa & Mediterranean	17.5	**2.7**	0.3
Acergy/Subsea 7	Norway	Northern Europe & Canada	50	**6.3**	2.1
Kingfisher D.A.	Norway	Northern Europe & Canada	50	**0.1**	0.1
EPIC JV	Norway	Northern Europe & Canada	50	**–**	–
SapuraAcergy	Malaysia	Asia and Middle East	50	**9.9**	–
Seaway Heavy Lifting ('SHL')	Cyprus	Corporate	50	**27.5**	12.1
NKT Flexibles I/S ('NKT Flexibles')	Denmark	Corporate	49	**20.9**	11.0
Total				**68.2**	27.8

The following table shows a summary of the movement in the balance of equity investments, including long-term advances during fiscal years 2006 and 2005 respectively.

For the fiscal year ended November 30

(in millions)	2006 $	2005 $
Opening Balance	**27.8**	23.6
Share in net income of joint ventures and associates	**41.3**	26.9
Dividends distributed to the group	**(14.8)**	(14.0)
Increase in investment	**11.5**	–
Reclassification of negative equity balance as liabilities	**–**	(2.9)
Impact of currency translation	**2.2**	(1.5)
Change in fair value of derivative instruments	**0.2**	(4.3)
Closing Balance	**68.2**	27.8

11. Investments in and Advances to Non-consolidated Joint Ventures (continued)

Share in Net Income of Non-consolidated Joint Ventures and Associates

For the fiscal year ended November 30

(in millions)	2006 $	2005 $	2004 $
Mar Profundo Girassol	**0.5**	5.2	(3.1)
Dalia FPSO	**2.0**	1.8	(1.7)
Acergy/Subsea 7[(a)]	**16.7**	7.3	3.5
Kingfisher D.A.	**–**	3.9	0.6
EPIC JV	**–**	0.1	7.8
SapuraAcergy	**(1.6)**	–	–
Seaway Heavy Lifting Limited	**15.5**	8.5	5.9
NKT Flexibles I/S	**8.2**	0.1	(5.0)
Sonamet/Sonacergy[(b)]	**–**	–	7.0
Total	**41.3**	26.9	15.0

a) Includes the result of FTP By-Pass project contributing $9.1 million in fiscal year 2006 (2005: nil and 2004: nil).

(b) Excludes Sonamet and Sonacergy data for the fiscal years ended November 30, 2006 and 2005 and the last six months for fiscal year ended November 30, 2004. In accordance with FIN 46R both Sonamet and Sonacergy have been accounted for as consolidated subsidiaries since May 31, 2004. Until that date they were accounted for using the equity method because our ability to control the operation of the investees was restricted by the significant participating interest held by another party.

Taxation in respect of joint ventures, which have a legal status of partnership, has been included in the results of the relevant subsidiaries, which hold the investments in the joint ventures. Undistributed reserves of all other joint ventures will not be taxed on distribution.

Dividend Distributed to the Group

In fiscal year 2006 we received a total of $14.8 million dividend from three joint ventures (two with Acergy/Subsea 7 and one with MPG). Total dividends of $14.0 million were received in fiscal year 2005 from three joint ventures (EPIC JV, Acergy/Subsea 7 and Kingfisher D.A.).

Consolidation Impact of Sonamet and Sonacergy

Sonamet and Sonacergy ceased to be accounted for using the equity method on May 31, 2004, when we adopted FIN 46R. Our share of the net assets of the joint ventures was $27.1 million as at May 31, 2004.

Increase in Investment

In 2006 we invested in two new joint ventures with SapuraCrest Petroleum, in Acergy Asia and Middle-East. The investment amounted to $11.0 million in the entity owing the ship being built, the *Sapura 3000* and $0.5 million in the operating entity.

On March 25, 2004, we made cash investment of $4.9 million in NKT Flexibles. In the same month, NKT Flexibles repaid $3.3 million of short-term debt to us. During the fiscal year 2004 we made additional short-term advances to NKT Flexibles totaling $5.7 million, against which a full provision for doubtful recovery was recorded as at November 30, 2004, as we did not believe it was probable of collection. In fiscal year 2005 this provision was released on the basis of improved forecast future cash flows of NKT Flexibles, which indicate that advances made to NKT Flexibles will be repaid in full. No further investments were made in any of the joint ventures during fiscal year 2005, but additional loans of $2.0 million were made to NKT Flexibles bringing the total shown under other current assets to $7.7 million as at November 30, 2005.

Reclassification of Negative Equity Balance as Liabilities

We accrue losses in excess of the investment value when we are committed to provide ongoing financial support to the joint venture. Our share of any net liabilities of joint ventures is classified in accounts payable and accrued liabilities. Accordingly, a $2.9 million reclassification was recorded in fiscal year 2004 in respect of our share of liabilities arising from a warranty claim from MPG's client. In fiscal year 2005 an agreement was reached on the warranty claim with the client and the provision was released.

Impact of Currency Translation

This relates to the translation of our investment in the equity of joint ventures which have a functional currency other than the US dollar, and relates mainly to NKT Flexibles.

Change in Fair Value of Derivative Instruments

This item is our share of the movement in fair values of forward contracts taken out during fiscal years 2003 to 2006 by the Dalia joint venture. This is reported through other comprehensive income in accordance with SFAS No. 133 as hedge accounting criteria have been met.

11. Investments in and Advances to Non-consolidated Joint Ventures (continued)

Summarized Financial Information

Summarized financial information for our non-consolidated joint ventures, representing 100% of the respective amounts included in the joint ventures' financial statements, is as follows:

Aggregated Income Statement Data for Non-Consolidated Joint Ventures

For the fiscal year ended November 30

(in millions)	2006 $	2005 $	2004[a] $
Net operating revenue	**523.1**	405.4	589.7
Gross profit	**193.2**	100.4	45.4
Net income	**111.1**	68.2	30.2

a) Excludes Sonamet and Sonacergy data for the fiscal years ended November 30, 2006 and 2005 and for the last six months of fiscal year ended November 30, 2004.

Balance Sheet Data

As at November 30

(in millions)	2006 $	2005 $
Current assets	**348.0**	239.7
Non-current assets	**190.9**	34.5
Current liabilities	**232.0**	201.9
Long-term liabilities	**125.0**	–

Transactions with Joint Ventures

For commercial reasons, we have structured certain contractual services through our joint ventures.

The income statement data for the non-consolidated joint ventures presented above includes the following expenses related to transactions with us in 2006, 2005 and 2004, respectively: charter hire of $12.5 million, $10.0 million and $8.7 million and other expenses including general and administrative charges of $43.4 million, $33.1 million and $35.0 million.

In fiscal year 2006, our non-consolidated joint ventures received $40.2 million in respect of goods and services provided to us (2005: $20.2 million, 2004: $3.0 million). The Sonamet joint venture prior to its inclusion in the Consolidated Financial Statements received revenue of $6.3 million in fiscal year 2004, from us.

The balance sheet data includes amounts payable to joint ventures by us of $1.2 million and $nil and short-term amounts receivable by us of $11.6 million and $8.7 million and long-term amounts receivable by us of $11.0 million and $nil as at November 30, 2006 and 2005, respectively.

Details of guarantees provided to third parties by us in respect of performance by joint ventures are disclosed in Note 27 'Guarantees' below.

12. Income Taxes

The income tax (provision) benefit, which is in respect of continuing operations and arises in foreign jurisdictions outside Luxembourg, is as follows:

For the fiscal year ended November 30

(in millions)	2006 $	2005 $	2004 $
Current	**(69.5)**	(10.1)	(23.0)
Deferred	**(4.1)**	(2.8)	13.8
Income tax (provision) benefit	**(73.6)**	(12.9)	(9.2)

For the year ended November 30, 2006, $(17.4) million was credited as tax to other comprehensive income (2005: $0.7 million and 2004: $nil).

In addition to the above, we recorded a $1.1 million current tax charge on discontinued operations (2005:$nil, 2004:$nil).

12 Income Taxes (continued)

Deferred tax assets and deferred tax liabilities as at November 30, 2006 and 2005 are as follows:

As at November 30

(in millions)	2006 $	2005 $
Deferred tax assets:		
Net Operating Losses carried forward	52.1	59.0
Accrued expenses and provisions not currently deductible	57.9	60.2
Tangible asset temporary differences	8.8	1.1
Valuation allowance	(88.6)	(89.9)
	30.2	30.4
Deferred tax liabilities:		
Tangible asset temporary differences	(12.7)	(14.6)
Net deferred tax assets	17.5	15.8
Short-term deferred tax asset	22.9	9.4
Short-term deferred tax liability	(6.6)	–
Long-term deferred tax asset	8.1	11.4
Long-term deferred tax liability	(6.9)	(5.0)
Net deferred tax assets	17.5	15.8

We recognize deferred tax assets and liabilities for the anticipated future effect of temporary differences between the financial statements and the tax treatment using the tax rates currently in effect. We record a valuation allowance for deferred tax assets to reduce the deferred tax assets to the amount that is more likely than not of being realized.

We have not provided for deferred taxes on the unremitted earnings of our foreign subsidiaries that are permanently reinvested. If the retained earnings of all of Acergy S.A.'s subsidiaries were to be repatriated to Acergy S.A. withholding and remittance taxes would be due in some, but not all instances. We have made no provision for such taxation, as we intend to indefinitely invest the undistributed earnings of Acergy S.A. subsidiaries incorporated in those countries which impose withholding or remittance taxes. As disclosed in Note 28 'Subsequent Events' below, the Board has resolved to recommend a payment of a dividend of 20 cents per Common Share for 2007 to external shareholders, subject to shareholder approval at the annual general meeting. Management believes that Acergy will have the capacity to continue to pay dividends at such a rate for the foreseeable future, subject to Acergy's capital requirements and other factors the Board may take into consideration in any given year, without incurring irrecoverable withholding and remittance taxes.

We estimate the gross outside basis difference in respect of permanently reinvested earnings in our own subsidiaries is $561.8 million. In the event of remittance of earnings, witholding taxes of $110.8 million would be due and a current tax liability of $0.8 million would be recorded.

We have NOLs of $154.0 million to carry forward in various countries, which will expire as follows:

As at November 30, 2006

(in millions)	$
Within five years	–
6 to 10 years	–
11 to 15 years	56.8
16 to 20 years	74.1
Without time limit	23.1
Total	154.0

At the tax rates prevailing in the countries where the NOL arose, this gives rise to a deferred tax asset of $52.1 million. We have then recorded a valuation allowance against this deferred tax asset in cases where it is not considered more likely than not that our subsidiaries will generate sufficient profits to utilize these NOLs.

In the US, our ability to carry forward NOLs will be subject to a limitation as a consequence of SNSA having sold its remaining stock in us. We consider that it is more likely than not that we will lose the ability to utilize $122.2 million of our total US NOL of $130.9 million. With the limitation and the continued uncertainty following a history of incurring losses for tax purposes in the US, we have maintained a 100% valuation allowance in the US on both our NOL and other temporary differences.

In Australia we had recorded a valuation allowance in prior years but during fiscal year 2006 we utilized part of our NOL to offset profits on business operations. Tax regulations in Australia restrict the availability of an NOL where there has been a change of ownership and a change in the business operations. With this restriction, we have maintained a valuation allowance on the remaining NOL.

12 Income Taxes (continued)

We have recognized a $11.1 million net deferred tax asset in France for the tax effect of temporary differences. Based on all available evidence, both positive and negative, including forecasts of future taxable income in France, we consider it more likely than not that we will be able to utilize the $11.1 million deferred tax asset.

We have recorded a $1.6 million net deferred tax asset in Indonesia, net of deferred tax liabilities. This relates to temporary differences that will reverse on fixed assets on provisions for expenses that we consider will more likely than not be tax deductible in later years.

We have recorded a $8.5 million deferred tax asset in the UK, net of deferred tax liabilities. This relates to temporary differences that will reverse on fixed assets, interest deductions and provisions for expenses that we consider will more likely than not be tax deductible in later years.

We have recorded valuation allowances in the following jurisdictions:

Tax Jurisdiction

As at November 30

(in millions)	2006 $	2005 $
Brazil	**2.0**	–
France	**2.1**	3.3
United Kingdom	**6.6**	9.4
United States	**74.0**	71.2
Other	**3.9**	6.0
Total	**88.6**	89.9

Acergy S.A., is an exempt 1929 Luxembourg Holding Company. Luxembourg tax law provides for a special tax regime for 1929 Holding Companies and consequently Acergy S.A. is not subject to income tax in Luxembourg. Income taxes have been provided based on the tax laws and rates in the countries where we have established business operations and earn income. The tax charge for us is determined by applying the statutory tax rate to the profits earned in the jurisdictions in which we operate, taking account of permanent differences between book and tax profits. As in previous years, we have reconciled the actual tax charge to an effective tax rate of 30%, being the UK statutory rate:

Analysis of Our Tax Charge

Year ended November 30

(in millions)	2006 $	2005 $	2004 $
Income from continuing operations before taxation and minority interests	**301.8**	129.7	58.8
Expected tax charge/(credit) at 30%	**90.5**	38.9	17.6
Benefit of UK Tonnage Tax Regime	**(7.1)**	(3.4)	(1.0)
Tax rate differences	**2.2**	12.3	1.6
Adjustments relating to prior years	**3.3**	(21.8)	15.8
Change in valuation allowances	**3.2**	(4.5)	(23.6)
Profits not subject to tax	**(36.3)**	(18.6)	(6.1)
Taxes based on turnover	**27.1**	11.6	2.8
Other net permanent differences	**(9.3)**	(1.6)	2.1
Tax charge	**73.6**	12.9	9.2

Included in 'Other net permanent differences' in the above table, for fiscal year 2006 is a credit of $11.1 million relating to the tax benefit of an intra-group transaction which had no impact on income from continuing operations.

Year ended November 30

(in millions)	2006 $	2005 $	2004 $
Income (loss) from discontinued operations before taxation	**(18.2)**	6.0	(39.8)
Gain on disposal of discontinued operations	**35.1**	27.1	–
	16.9	33.1	(39.8)
Expected tax charge at 30%	**5.1**	9.9	(11.9)
Change in valuation allowance	**(4.0)**	(9.9)	11.9
Tax charge	**1.1**	–	–

12. Income Taxes (continued)

As we operate in many countries, sometimes through a branch rather than a subsidiary, the tax filings are subject to audit and re-assessment by the tax authorities. In accordance with SFAS No. 5 'Accounting for Contingencies' management provides taxes for the amounts that it considers likely to be payable as a result of these audits. Management also separately considers if taxes payable in relation to filings not yet subject to audit may be higher than the amounts stated in the filed tax return, and makes additional provisions in accordance with SFAS No. 5, if appropriate.

During fiscal year 2006 we concluded enquiries, audits and disputes with tax authorities in Angola, Nigeria and Indonesia. The net adjustment was an additional provision of $0.5 million.

There are ongoing discussions, enquiries and audits in various countries and based on our own estimates, we have created provisions for the most probable outcomes. As forecasting the ultimate outcome includes some uncertainty the risk exists that we will recognize adjustments to our tax provisions in later years as and when matters are finalized with the appropriate tax administrations.

Our UK shipping subsidiaries continued to be taxed within the UK Tonnage Tax Regime. A key feature of this regime is that the commercial profits from the ship operations qualifying as tonnage tax activities are adjusted by reference to a formula linked to the tonnage of the vessels, before being taxed at the UK statutory tax rate. Our tax charge reflects a net benefit of $7.1 million in fiscal year 2006 as a result of being taxable under the Tonnage Tax Regime, as compared to the UK tax that would be payable had we not elected to join the Tonnage Tax Regime.

Under UK tonnage tax legislation, a proportion of tax depreciation previously claimed by us may be subject to tax in the event that a significant number of vessels are sold and are not replaced. This contingent liability decreases to nil over the first seven years following entry into the Tonnage Tax Regime. Management has made no provision for the contingent liability relating to ships because it is not probable that it will sell ships under circumstances that cause a charge to income taxes to arise. The contingent liability in respect of these ships as at November 30, 2006 was $16.4 million.

13. Pension Commitments

We operate both defined contribution and defined benefit pension plans, depending on location, covering certain qualifying employees. Contributions under the defined contribution pension plans are determined as a percentage of gross salary. The expense relating to these plans for the years ended November 30, 2006, 2005 and 2004 was $3.7 million, $3.0 million and $5.6 million respectively.

We operate both funded and unfunded defined benefit pension plans. The benefits under the defined benefit pension plans are based on years of service and salary levels. Plan assets of the funded schemes are primarily comprised of marketable securities.

Financial Statements

13. Pension Commitments (continued)

The following tables provide a reconciliation of benefit obligation and plan assets for the UK and Norwegian plans. These are primarily funded plans, although they also include the benefit obligations in relation to an unfunded Norwegian state pension plan.

As at November 30

(in millions)	2006 $	2005 $
Change in benefit obligation:		
Benefit obligation at beginning of year	**51.0**	43.1
Service cost	**3.9**	3.0
Members' contributions	**0.2**	0.2
Interest cost	**2.5**	2.3
Actuarial losses (gains)	**21.1**	7.8
Foreign currency exchange rate changes	**6.8**	(4.6)
Benefits paid from plan assets	**(1.3)**	(0.8)
Benefit obligation at end of year	**84.2**	51.0
Change in plan assets:		
Fair value of plan assets at beginning of year	**39.1**	35.7
Actual return on plan assets	**1.8**	4.1
Members' contributions	**0.2**	0.2
Foreign currency exchange rate changes	**4.8**	(4.0)
Our contributions	**6.1**	3.9
Benefits paid from plan assets	**(1.3)**	(0.8)
Fair value of plan assets at end of year	**50.7**	39.1
Overall status	**(33.5)**	(11.9)

The movements in the benefit obligation during fiscal year 2006 were primarily due to the increased number of employees within the defined benefit pension plans, the change in assumptions in respect of discount rates and rate of compensation increase, together with foreign currency exchange rate changes.

The following table sets forth the funded status of the defined benefit pension plans and a reconciliation to prepaid benefit cost:

As at November 30

(in millions)	2006 $	2005 $
Funded status of the plans	**(33.5)**	(11.9)
Unrecognized net actuarial loss	**38.0**	15.9
Unrecognized prior service benefit	**0.6**	0.2
Unrecognized net transition obligation	**(0.1)**	(0.2)
Net amount recognized	**5.0**	4.0

Amounts recognized in the consolidated balance sheet as at 30 November were:

As at November 30

(in millions)	2006 $	2005 $
Prepaid pension asset	**5.9**	4.7
Accrued pension liability	**(0.9)**	(0.7)
Net amount recognized	**5.0**	4.0

The accumulated benefit obligation for all funded pension plans as at November 30, 2006 excluding the unfunded Norwegian state pension plan is $67.5 million (2005: $41.3 million).

The prepaid pension asset includes $3.7 million (2005: $2.7 million) in relation to defined benefit plans within which the accumulated benefit obligation is in excess of the value of the plan assets. The projected benefit obligations of these plans were $78.1 million as at November 30, 2006 (2005: $47.2 million) and the fair value of assets under these plans was $45.0 million (2005: $34.5 million). The accumulated benefit obligations under these plans were $64.0 million as at November 30, 2006 (2005: $38.4 million).

As at November 30, 2006 we recorded a cumulative adjustment for minimum liability of $23.0 million (2005: $6.2 million), which was included in the accrued pension liability balance, for two of our plans. This is prescribed by SFAS No. 87 'Employers' Accounting for Pensions', when the accumulated benefit obligation in a plan exceeds the fair value of the underlying plan assets. The corresponding entry recorded as a

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(continued)

13. Pension Commitments (continued)

component of other comprehensive income was $15.0 million (net of deferred tax of $6.3 million) as at November 30, 2006 (2005: $4.5 million (net of deferred tax of $1.3 million)) after foreign currency exchange rate changes of $1.7 million (2005:$0.4 million).

The funded defined benefit pension plans' weighted average asset allocations as at November 30, 2006 and 2005 and the target allocations for fiscal year 2006 by asset category were as follows:

As at November 30

	Target Allocation %	2006 %	2005 %
Equities	44	**40**	40
Bonds	42	**51**	49
Real estate	8	**8**	7
Other	6	**1**	4
Total	100	**100**	100

The investment strategy of the funded defined benefit pension plans takes into account the need for the diversification of investments and the suitability of these investments to the plans' asset classes. Investments are made to reduce long-term volatility taking into account the pension plans' liabilities and the desired long-term return on assets.

The weighted average assumptions used for the funded defined benefit pension plans are as follows:

Assumption used to determine benefit obligations as at November 30

	2006 %	2005 %	2004 %
Discount rate	**4.7**	4.9	5.7
Rate of compensation increase	**4.4**	3.2	3.2

Assumption used to determine benefit cost for the fiscal year ended November 30

	2006 %	2005 %	2004 %
Discount rate	**4.9**	5.7	5.9
Expected return on plan assets	**6.3**	6.9	6.9
Rate of compensation increase	**3.2**	3.2	3.2

The assumptions take into account the evaluation of the plans' assets, the plans' proposed asset allocation, historical trends and experience, and current and expected market conditions.

The following table sets forth the expected future cash flows of the funded defined benefit plans:

For the fiscal year ended November 30

(in millions)	$
Estimated future benefit payments:	
2007	**0.8**
2008	**1.0**
2009	**1.4**
2010	**1.3**
2011	**1.6**
2012–2016	**9.4**
Estimated future contributions:	
2007	**6.4**

13. Pension Commitments (continued)

Net periodic pension benefit costs for funded defined benefit plans include the following components:

For the fiscal year ended November 30

(in millions)	2006 $	2005 $	2004 $
Service cost	**3.9**	3.0	3.0
Interest cost	**2.5**	2.3	2.2
Expected return on plan assets	**(2.6)**	(2.4)	(2.1)
Amortization of transition obligation	**(0.1)**	(0.1)	(0.1)
Recognized net actuarial losses	**2.4**	0.6	0.5
Amortization of prior service benefit	**(0.4)**	0.2	-
Foreign currency exchange rate changes	**(0.8)**	0.2	(0.2)
Benefit cost	**4.9**	3.8	3.3

The following tables provide a reconciliation of the benefit obligation and accrued pension liability of the unfunded retirement indemnity plans. This excludes the unfunded Norwegian state pension plan which is included within the reconciliation of the benefit obligation of funded plans.

For the fiscal year ended November 30

(in millions)	2006 $	2005 $
Benefit obligation at beginning of year	**3.6**	3.6
Service cost	**0.3**	0.2
Interest cost	**0.2**	0.2
Actuarial loss (gain)	**2.7**	(0.1)
Foreign currency exchange rate changes	**0.4**	(0.3)
Benefit obligation at end of year	**7.2**	3.6

The following table sets forth the unfunded status of the unfunded retirement indemnity reconciled to the recognized liability:

As at November 30

(in millions)	2006 $	2005 $
Unfunded status of the plans	**7.2**	3.6
Unrecognized (loss) gain	**(2.1)**	0.5
Net amount recognized	**5.1**	4.1

The weighted average rate assumptions used are as follows:

For the fiscal year ended November 30

	2006 %	2005 %	2004 %
Discount rate	**4.5**	5.0	5.0
Expected return on plan assets	**n/a**	n/a	n/a
Rate of compensation increase	**2.5**	2.5	2.5

Net periodic pension benefit costs include the following components:

For the fiscal year ended November 30

(in millions)	2006 $	2005 $	2004 $
Service cost	**0.3**	0.2	0.1
Interest cost	**0.2**	0.2	0.2
Foreign currency exchange rate changes	**0.5**	(0.5)	-
Benefit cost	**1.0**	(0.1)	0.3

In Indonesia, retirement indemnities, for which we have accrued $0.5 million as at November 30, 2006 (2005: $0.3 million), are paid as a lump sum upon retirement. They are primarily based upon the employees' years of service and salary levels.

13. Pension Commitments (continued)

The following table provides an analysis of the pension liability:

As at November 30

(in millions)	2006 $	2005 $
Minimum liability adjustment for funded schemes	**23.0**	6.2
Pension liability for unfunded schemes[a]	**6.0**	4.8
Retirement indemnity	**0.5**	0.3
Pension liability	**29.5**	11.3

a) Including the unfunded Norwegian state pension plan.

14. Bank Overdraft and Lines of Short-term Credit

As at November 30, 2006, we had $nil of uncommitted third party overdrafts and lines of short-term credit facilities available (2005: $nil).

15. Long-term Debt

Long-term debt comprises the following:

As at November 30

(in millions)	2006 $	2005 $
$400 million amended and restated (2005: $350 million) credit and guarantee facility, outstanding balance	**–**	–
$500 million 2.25 per cent Convertible Notes due 2013	**500.0**	–
Other[a]	**9.5**	9.5
Total long-term debt	**509.5**	9.5
Current portion:		
Other[a]	**2.4**	0.8
Total current portion	**2.4**	0.8
Long-term portion:		
$400 million amended and restated credit and guarantee facility, outstanding balance	**–**	–
$500 million 2.25 per cent Convertible Notes due 2013	**500.0**	–
Other[a]	**7.1**	8.7
Total long-term portion	**507.1**	8.7

a) This comprises a loan provided by Sonangol to Sonamet. This loan is unsecured, bears interest at a fixed rate of 2.75% per year and is repaid in annual installments for a remaining period of at least four years as at November 30, 2006.

No amounts were outstanding in respect of the $400 million amended and restated credit and guarantee facility as at November 30, 2006 and the $350 million credit and guarantee facility as at November 30, 2005. At the end of fiscal year 2006, the debt outstanding comprised the $500 million Convertible Notes, and the loan provided by Sonangol to Sonamet of $9.5 million and the only debt facilities available to us were the $100 million under the $400 million amended and restated credit and guarantee facility and various other uncommitted overdraft facilities totaling $40 million, approximately $30 million of which can only be drawn if there is an equal amount of capacity available for revolving loans under the $400 million amended and restated credit and guarantee facility.

Commitment fees for any unused lines of credit expensed in the fiscal year ended November 30, 2006 totaled $0.5 million (2005: $1.2 million, 2004: $0.5 million). The weighted average interest rate paid on drawdown of the loan facility was nil% (2005: 5.03%).

Facilities

We have the following facilities outstanding as at November 30, 2006:

The $400 million Amended and Restated Revolving Credit and Guarantee Facility

On August 10, 2006 we amended the $350 million multi-currency revolving credit and guarantee facility to increase the facility to $400 million with the existing consortium of banks and to extend the maturity until August 10, 2011. The sublimit for cash drawings was reduced to $100 million from $175 million. The associated mortgages over the secured vessels were released, the provisions in the agreement relating to the security removed and the guarantee significantly simplified to offer a guarantee of the loan by Acergy S.A. only. Explicit restrictions on investments and additional financing were removed and pricing improved.

During fiscal year 2006, we incurred approximately $1 million in fees and expenses associated with this arrangement, which has been capitalized and amortized over the remaining term of the agreement.

15 Long-term Debt (continued)

The facility is used for general corporate purposes including the financing of vessels and includes the issuance of guarantees to support contract performance obligations and other operating requirements. It provides for revolving loans of up to $100 million during the first three years, reducing to $75 million for the fourth year and further reducing to $50 million for the fifth year until the final date of maturity of August 10, 2011. Any unused amount under the revolving loan part of the facility is available together with the remaining part of the facility for the issuance of guarantees. Borrowings under this facility may be made in minimum increments of $5.0 million subject to the satisfaction of certain legal customary conditions. Additionally under this facility performance guarantees can be issued with a maturity no later than February 10, 2013.

As at November 30, 2006 the utilization of the facility was as follows:

As at November 30, 2006

(millions)	Utilized $	Unutilized $	Total $
Cash loans	-	100.0[(a)]	100.0
Guarantees facility	267.4	32.6	300.0
Total	**267.4**	**132.6**	**400.0**

a) The unutilized portion of the cash loan facility was available for guarantees.

The facility contains certain financial covenants in respect of a minimum level of tangible net worth, a maximum level of net debt to earnings before interest, taxes, depreciation and amortization ('EBITDA'), a maximum level of total financial debt to tangible net worth, a minimum level of cash and cash equivalents and an interest cover covenant. We must meet the requirements of the financial covenants on a consolidated basis at quarterly intervals ending February 28, May 31, August 31 and November 30 of each year. In addition to the financial covenants listed above, the facility also contains negative pledges with respect to accounts receivable and cash and includes representations, affirmative covenants and negative covenants and events of defaults which are customary for transactions of this nature and consistent with past practice. Such covenants specifically limit mergers or transfers, incurrence of other indebtedness, investments and loans, distributions to shareholders and cash and cash equivalents that are permitted to be held by non-obligors.

Interest on the facility is payable at LIBOR plus a margin which is linked to the ratio of our net debt to EBITDA and which may range from 0.8% to 1.9% per year. The margin is currently fixed at 0.8% for a period of three months and is reviewed every three months. The fee applicable for performance guarantees is linked to the same ratio, may range from 0.4% per year to 0.95% per year and is currently fixed at 0.4% subject to review every three months.

The $500 million 2.25 per cent Convertible Notes due 2013

On September 11, 2006 we announced the launch and pricing of an offering of $500 million in aggregate principal amount of Convertible Notes ('Convertible Notes') due fiscal year 2013. The issuance was completed on October 11, 2006 with the receipt of net proceeds after deduction of issuance related costs of $490.8 million. The issuance costs of $9.2 million are capitalized within assets in the Consolidated Balance Sheets and are being amortized over the term of the Convertible Notes using the effective interest rate method.

The Convertible Notes have an annual interest rate of 2.25% payable semi-annually in arrears on April 11 and October 11 of each year up to and including fiscal year 2013. They were issued at 100% of their principal amount and unless previously redeemed, converted or cancelled will mature on October 11, 2013. The Convertible Notes are listed on the Euro MTF Market of the Luxembourg Stock Exchange.

The Noteholders were granted an option which allows them to convert the Convertible Notes into our Common Shares with an initial conversion price of $24.05 equivalent to 20,790,021 Common Shares, or approximately 10.7% of our existing issued share capital as at November 30, 2006. The conversion price will be adjusted in line with market practices for this type of instrument to provide 'fair value' adjustments for items such as payment of dividends and events like a change of control which can affect materially the marketability, liquidity or volatility of our Common Shares.

We also have an option to call the Convertible Notes after 4 years and 14 days from the date of issue if the price of our Common Shares exceeds 130% of the then prevailing conversion price over a specified period.

The following undertakings apply:

- unsecured but with a negative pledge provision in respect of other current and future debt to ensure that the Convertible Notes will rank equally with other debt issuance;
- a cross default provision subject to a minimum threshold of $10 million and other events of default in connection with non-payment of the Convertible Notes;
- various undertakings in connection with the term of any further issuance of Common Shares, continuance of the listing of the shares and the Convertible Notes on recognized stock exchanges; and
- provisions for the adjustment of the conversion price in certain circumstances.

The Convertible Notes were underwritten jointly by UBS and Lehman Brothers with the Bank of New York acting as our Trustee and Agent.

There were no conversions of these Convertible Notes as of November 30, 2006.

15 Long-term Debt (continued)

Other Facilities

In addition to the facilities mentioned above we also have a $30 million guarantee facility no fixed expiry date and $25 million and NOK 30 million overdraft facilities until August 10, 2011 and a £5 million overdraft facility renewable annually. As at November 30, 2006 $5.0 million was drawn on the guarantee facility and no drawings were made on the overdraft facilities. There are also two unsecured local bond lines for the sole use of PT Acergy Indonesia, a $5 million line with HSBC Indonesia of which $0.1 million was utilized as at November 30, 2006 and a line with Asuransi Takaful Umum renewed annually.

Other Bank Guarantee Arrangements

We had arrangements with a number of financial institutions to issue bank guarantees on our behalf. As at November 30, 2006, the aggregate amount of guarantees issued under these facilities was $49.3 million. There was no availability for further issuances under these facilities.

We have a several guarantee arrangement for the repayment of 50% of the drawings under a $150 million loan taken out by the SapuraAcergy joint venture to fund partially the construction of the vessel *Sapura 3000*. We have also issued a several performance guarantee with the construction consortium in respect of the construction costs of the vessel. These guarantees are expected to expire in July 2007 on completion of construction of the *Sapura 3000*.

16. Accounts Payable and Accrued Liabilities

Accounts Payable and Accrued Liabilities comprise the following:

As at November 30

(in millions)	2006 $	2005 $
Invoice accruals	**293.6**	258.8
Trade payables	**214.4**	161.2
Provision for loss-making contracts	**17.8**	2.0
Total	**525.8**	422.0

17. Related Party Transactions

Related party transactions included the following charges paid to/received from SNSA:

For the fiscal year ended November 30

(in millions)	2005 $	2004 $
Corporate services agreement	0.3	2.6
Premia payable to SNSA captive insurance company	–	9.6
Receipts under SNSA captive insurance policy	–	(13.2)
Other (receipts) charges	2.9	(0.7)
Total	3.2	(1.7)

Throughout fiscal year 2006, SNSA was no longer a related party as it sold its remaining shareholding in us in fiscal year 2005 on January 13, 2005.

Corporate Services Agreement

Pursuant to a corporate services agreement, during fiscal years 2006, 2005 and 2004, SNSA supplied, through a subsidiary, risk management and other services. The fee for these services is subject to negotiation and agreement between us and SNSA on an annual basis.

During fiscal year 2005 SNSA supplied risk management services between December 1, 2004 and January 13, 2005. In addition and, until the end of June 2005, accounting services were provided to us for a lump sum fee and partly for an annual fee based on costs incurred in rendering those services and for fiscal year 2004, the services also comprised financial, public relations and other services. The fees for these management services were $0.3 million and $2.6 million for the period to January 13, 2005 and for fiscal year 2004, respectively. The fees were included as a component of SG&A expenses in the Consolidated Statements of Operations.

17. Related Party Transactions (continued)

Other (receipts) charges

In addition to the above corporate services, SNSA provided various other services to us, including certain types of insurance coverage, payroll administration, and information technology. SNSA received a reimbursement of cost of insurance premiums of $2.4 million and a charge of total service fees of $0.5 million mainly related to management services during fiscal year 2005. The fees paid by us during fiscal year 2004 were offset by the receipt of final settlement of certain insurance premiums paid previously, and resulted in a receipt by us of $0.7 million. These fees were included as a component of SG&A expenses in the accompanying Consolidated Statements of Operations.

Captive Insurance Company

SNSA owns Marlowe Insurance Ltd., a Bermuda captive insurance company ('Marlowe') through which certain of our interests were insured. A wholly-owned subsidiary of SNSA owns all of the common stock of Marlowe and we own one class of non-voting preference shares. In light of SNSA's phased sale of its holdings of our stock, during 2005 we ceased to acquire insurance from or through Marlowe with effect from the expiration of the various insurance policies placed with or through Marlowe. As at November 30, 2006 we have not yet settled our accounts with Marlowe nor transferred our minority shareholding in Marlowe. However, the mechanism for resolving this matter has been agreed with SNSA and the settlement is expected in due course upon close out of relevant insurance years. There is no significant exposure to loss as a result of this delay in settlement.

Service Mark Agreement

We and SNSA were parties to an agreement under which we were granted the right to use the Stolt name and logo, without payment of any royalty. However, because SNSA sold its interest in us, we were obliged to change our name and logo at SNSA's request. It was agreed with SNSA that the name and logo could be used until August 31, 2006. We changed our name from 'Stolt Offshore S.A.' to 'Acergy S.A.', effective on April 10, 2006.

Other Matters

We routinely engage in transactions with a range of other related parties whose relationship with us arises through the joint ventures discussed above in Note 11 to the Consolidated Financial Statements.

18. Restructuring Provisions

(in millions)	Real estate costs $	Personnel and redundancy costs $	Professional fees $	Total $
Balance December 1, 2003	**2.7**	**12.6**	**0.3**	**15.6**
Movements from continuing operations:				
Expensed in the year	2.6	0.6	0.3	3.5
Released to income in the year	–	(0.7)	(0.1)	(0.8)
Paid in the year	(0.9)	(12.9)	(0.5)	(14.3)
Other[a]	0.3	1.0	–	1.3
Balance November 30, 2004	**4.7**	**0.6**	**–**	**5.3**
Movements from continuing operations:				
Released to income in the year	(1.9)	–	–	(1.9)
Paid in the year	(2.3)	(0.6)	–	(2.9)
Other[a]	(0.3)	–	–	(0.3)
Balance November 30, 2005	**0.2**	**–**	**–**	**0.2**
Movements from continuing operations:				
Paid in the year	(0.2)	–	–	(0.2)
Balance November 30, 2006	**–**	**–**	**–**	**–**

a) Includes the effect of exchange rate changes.

The remaining restructuring provision for continuing operations at the start of fiscal year 2006 was set up in fiscal year 2003 and resulted from the implementation of the management team's business strategy for financial recovery, which included the restructuring of our cost and asset base. This involved changes in our personnel, operating structure and business processes. The senior management tier was restructured, with new appointments to 30 out of 40 posts. A plan was commenced to reduce the total workforce by 21% through disposal of certain businesses (1,100 posts) and headcount reduction (400 posts).

The real estate provision of $4.7 million at the start of the fiscal year 2005 related to Acergy Africa and Mediterranean, and comprised accrued rental for office space vacated by Paragon Litwin. $2.3 million of this provision was offset against rental payments recorded during the fiscal year 2005. $1.9 million was released back to the Consolidated Statements of Operations – 'Restructuring credits (charges)' as we had reached an agreement as at November 30, 2005 to terminate the remainder of the lease and vacate the premises by December 31, 2005. The balance of $0.2 million carried forward related to December 2005 rental costs and was paid out during fiscal year 2006. The office relocated from Nanterre to Suresnes, near Paris in France.

18. Restructuring Provisions (continued)

The real estate provision of $2.7 million at the start of the fiscal year 2004 was for future rental costs on the office space vacated by Paragon Litwin in fiscal year 2003. This was increased by $2.6 million in Acergy Africa and Mediterranean during fiscal year 2004 to reflect the weakness of local real estate markets for subletting these premises before the end of the lease (August 2007).

As at November 30, 2005 there was no provision held for personnel and redundancy costs. $0.6 million of charges recorded during fiscal year 2004 were paid out during fiscal year 2005. The $12.6 million of personnel and redundancy provision recorded at the start of the fiscal year 2004 related to severance payments, vacation paid-in-lieu, and outplacement fees, and were principally incurred in Acergy Northern Europe and Canada, Acergy Africa and Mediterranean, Acergy Corporate and Acergy North America and Mexico, due to the need to reduce staffing levels in Aberdeen, Stavanger, Nanterre, Corporate and Houston offices to reflect lower levels of business expected in 2004. The majority of the provision outstanding at year end 2003 was paid during fiscal year 2004.

The provision for professional fees arising during the year ended November 30, 2003, totaling $0.3 million related to fees incurred by us in connection with asset disposals. These were settled during fiscal year 2004.

19. Operating Leases

Total operating lease commitments as at November 30, 2006 amounted to $295.1 million. Charter hire obligations towards certain construction support, diving support, survey and inspection ships accounted for $166.9 million of the total commitments. The remaining obligations of $128.2 million related to office facilities and equipment.

Total minimum annual lease commitments payable and sublease rentals receivable were as follows:

Analysis by year

(in millions)	Operating Leases $	Sublease Rentals $
2007	56.8	0.9
2008	44.7	0.9
2009	41.7	0.9
2010	39.6	0.9
2011	39.6	0.9
Thereafter[(a)]	72.7	2.7
Total[(b)]	**295.1**	**7.2**

(a) Excludes the following main renewal options: *Polar Queen* – two renewal options at the end of 2012, one for three years followed by a further option for one year; *Acergy Petrel* – annual renewal options commencing in 2008 for each of the fifteen subsequent years; *Far Saga* – one renewal option for two years mid-2010.

(b) Excludes the future commitments for: *Acergy Viking* commencing mid-2007 for eight years ($67.3 million) with options for a further twelve years; the *Toisa Proteus* charter commencing mid-2007 for three years ($80.5 million) and; the *Skandi Acergy* charter commencing during 2008 for eight years ($159.8 million) with options for a further five years.

Analysis by currency

(in millions)	US dollar Equivalent	Sublease Rentals $
US dollar	161.6	–
Euro	101.2	7.2
Norwegian krone	24.0	–
Singapore dollar	4.4	–
British pound sterling	2.0	–
Nigerian naira	0.9	–
Central African franc	0.5	–
Australian dollar	0.5	–
Total	**295.1**	**7.2**

Total operating lease rentals charged as an expense for the fiscal year ended November 30, 2006 was $37.5 million (2005: $35.4 million, 2004: $32.0 million). Total operating sub-lease revenue for the fiscal year ended November 30, 2006 was $0.6 million (2005:$1.9 million, 2004:$1.2 million).

20. Segment and Related Information

Our operations are managed through five geographical segments. In addition there is the Corporate segment through which we manage our activities that serve more than one segment, as described in more detail below. Our chief operating decision maker is the Chief Executive Officer of Acergy S.A., and for each segment he is supported by a Vice President who is responsible for managing all aspects of the projects within the segment, from initial tender to completion. Each segment is accountable for income and losses for such projects. Segments may provide support to other segments; examples are the Casino project where Acergy Northern Europe and Canada provided support to Acergy Asia and Middle East and the PRA-1 project where Acergy North America and Mexico provides support to Acergy South America.

20. Segment and Related Information (continued)

We have business segments based on the geographic distribution of the activities as follows:

Segment Geographic Coverage

Acergy Africa and Mediterranean
This segment includes all activities in Africa and Mediterranean and has its office in Suresnes, France. We operate fabrication yards in Nigeria and Angola.

Acergy Northern Europe and Canada
This segment includes all activities in Northern Europe, Eastern Canada and Azerbaijan and has offices in Aberdeen, UK; Stavanger, Norway; and Moscow, Russia.

Acergy North America and Mexico
This segment includes activities in the United States, Mexico, Central America, and Western Canada and has its office in Houston, Texas, United States.

Acergy South America
This segment includes all activities in South America and the islands of the southern Atlantic Ocean and has its office in Rio de Janeiro, Brazil. Its principal operating location is Macae, Brazil.

Acergy Asia and Middle East
This segment includes all activities in Asia Pacific, India, and Middle East (but excludes the Caspian Sea) and has its office in Singapore with satellite offices in Jakarta and Balikpapan, Indonesia and Perth, Australia.

Acergy Corporate
This segment includes all activities that serve more than one segment. These include: assets which have global mobility including construction and flowline lay support ships, ROVs, trenchers, ploughs, and other mobile assets that are not allocated to any one segment; management and corporate services provided for the benefit of all of our businesses; NKT Flexibles, a joint venture that manufactures flexible pipeline and risers; and SHL, a joint venture with a subsidiary of the Russian Oil Company Lukoil-Kaliningradmorneft plc, which operates the heavy lift ship *Stanislav Yudin*.

Acergy Corporate also included the results of Paragon Engineering Services, Inc., up until the date of its disposal by us to AMEC plc effective January 19, 2005. Its office is located in Sunbury-on-Thames, UK

Summarized financial information concerning each of our reportable segments is provided in the following tables:

For the fiscal year ended November 30, 2006

(in millions)	Africa & Mediterranean $	Northern Europe & Canada $	North America & Mexico $	South America $	Asia & Middle East $	Corporate $	Total Continuing Operations $	North America & Mexico Discontinued Operations[c] $
Net operating revenue[a]	1,045.5	827.2	38.0	82.6	129.8	1.1	2,124.2	66.6
Operating expenses	(852.5)	(673.4)	(31.7)	(68.7)	(112.9)	9.5	(1,729.7)	(79.6)
Share in net income of non-consolidated joint ventures	2.5	16.7	-	-	(1.6)	23.7	41.3	-
Depreciation and amortization	(20.0)	(10.1)	(0.6)	(6.5)	(0.7)	(20.7)	(58.6)	-
Impairment of long-lived tangible assets	-	-	-	-	-	(2.1)	(2.1)	-
Research and development expense	-	-	-	-	-	(3.1)	(3.1)	-
Interest expense	(0.5)	(0.1)	(0.1)	-	-	(3.5)	(4.2)	-
Interest income	2.0	1.1	0.2	0.1	0.5	14.9	18.8	-
Income before income taxes	133.9	122.5	2.8	4.5	1.1	29.7	294.5	16.9
Income tax (provision) benefit	(36.3)	(33.1)	-	0.2	(1.0)	(3.4)	(73.6)	(1.1)
Net income	97.6	89.4	2.8	4.7	0.1	26.3	220.9	15.8
Segment assets	598.3	313.0	60.6	144.2	79.4	1,013.7	2,209.2	-
Long-lived assets[b]	246.5	124.2	1.6	115.3	28.0	251.8	767.4	-
Investments in and advances to non-consolidated joint ventures	3.5	6.4	-	-	9.9	48.4	68.2	-
Capital expenditures	67.7	12.7	-	35.6	1.2	76.0	193.2	-

a) Revenue represents only the external revenues earned by the segments.
b) Long-lived assets include tangible assets, non-current receivables and investments in and advances to non-consolidated joint ventures.
c) See Note 3 'Discontinued operations' above.

20. Segment and Related Information (continued)

For the fiscal year ended November 30, 2005

(in millions)	Africa & Mediterranean $	Northern Europe & Canada $	North America & Mexico $	South America $	Asia & Middle East $	Corporate $	Total Continuing Operations $	North America & Mexico Discontinued Operations[c] $
Net operating revenue[a]	714.1	579.0	49.1	50.2	80.7	10.2	1,483.3	222.6
Operating expenses	(592.9)	(486.7)	(48.5)	(44.0)	(71.2)	(1.5)	(1,244.8)	(205.8)
Share in net income of non-consolidated joint ventures	7.0	11.3	–	–	–	8.6	26.9	–
Depreciation and amortization	(20.2)	(9.1)	(1.2)	(5.8)	(1.6)	(19.0)	(56.9)	(1.7)
Impairment of long-lived tangible assets	(5.6)	–	–	–	–	(1.5)	(7.1)	–
Restructuring credits	1.9	–	–	–	–	–	1.9	–
Research and development expense	–	–	–	–	–	(1.7)	(1.7)	–
Interest expense	(2.9)	(1.5)	(0.5)	(0.9)	(0.2)	2.0	(4.0)	(0.3)
Interest income	–	–	–	–	–	3.9	3.9	–
Income (loss) before income taxes	49.4	67.0	(1.8)	(1.9)	2.3	4.3	119.3	33.1
Income tax (provision) benefit	(9.4)	(5.1)	–	(0.4)	(1.4)	3.4	(12.9)	–
Net income (loss)	40.0	61.9	(1.8)	(2.3)	0.9	7.7	106.4	33.1
Segment assets	388.9	271.5	110.2	79.0	50.8	484.1	1,384.5	–
Long-lived assets[b]	195.0	119.1	3.1	58.0	5.7	144.8	525.7	–
Investments in and advances to non-consolidated joint ventures	2.5	2.2	–	–	–	23.1	27.8	–
Capital expenditures	41.7	16.1	–	3.8	0.2	15.5	77.3	4.0

a) Revenue represents only the external revenues earned by the segments.
b) Long-lived assets include tangible assets, non-current receivables and investments in and advances to non-consolidated joint ventures.
c) See Note 3 'Discontinued operations' above.

For the fiscal year ended November 30, 2004

(in millions)	Africa & Mediterranean $	Northern Europe & Canada $	North America & Mexico $	South America $	Asia & Middle East $	Corporate $	Total Continuing Operations $	North America & Mexico Discontinued Operations[c] $
Net operating revenue[a]	536.0	341.7	28.3	55.0	31.9	106.7	1,099.6	142.3
Operating expenses	(461.6)	(276.0)	(34.5)	(39.2)	(25.3)	(118.2)	(954.8)	(174.2)
Share in net income of non-consolidated joint ventures	2.4	11.9	–	–	–	0.7	15.0	–
Depreciation and amortization	(21.8)	(4.5)	(2.0)	(5.7)	(1.0)	(25.6)	(60.6)	(5.0)
Impairment of long-lived tangible assets	(0.7)	–	–	–	–	(8.7)	(9.4)	–
Restructuring (charges) income	(3.2)	0.7	–	–	–	(0.2)	(2.7)	–
Research and development expense	–	–	–	–	–	(0.7)	(0.7)	–
Interest expense	(4.7)	(0.8)	(0.7)	(1.5)	(0.2)	(11.4)	(19.3)	(0.6)
Interest income	–	–	–	–	–	4.0	4.0	–
Income (loss) before income taxes	27.0	46.1	(4.5)	11.3	2.5	(28.3)	54.1	(39.8)
Income tax (provision) benefit	3.4	5.0	–	–	(1.6)	(16.0)	(9.2)	–
Net income (loss)	30.4	51.1	(4.5)	11.3	0.9	(44.3)	44.9	(39.8)
Segment assets	386.5	131.1	105.7	73.0	31.6	381.1	1,109.0	–
Long-lived assets[b]	208.8	44.8	54.2	55.3	7.4	200.6	571.1	–
Investments in and advances to non-consolidated joint ventures	2.7	5.4	–	–	–	15.5	23.6	–
Capital expenditures	10.1	0.4	0.2	1.6	1.1	15.0	28.4	5.8

a) Revenue represents only the external revenues earned by the segments.
b) Long-lived assets include tangible assets, non-current receivables and investments in and advances to non-consolidated joint ventures.
c) See Note 3 'Discontinued operations' above.

20. Segment and Related Information (continued)

Following is a description of the classification of the service capabilities we have adopted:

Subsea construction, Umbilicals, Risers and Flowlines ('SURF'): SURF relates to engineering and construction work relating to oil and gas fields that are developed subsea (meaning the production wellhead is on the seabed), as opposed to surface installations (in which the production wellhead is above the surface on a platform). This includes tieback projects, which involve pipelaying, umbilical installation and trenching or ploughing, to connect a new additional subsea development to an existing production facility. The installations of jumpers and spool pieces, as well as hyperbaric welding, are also typical SURF activities. SURF also includes large multi-year projects encompassing all pipelay, riser and umbilical activities of a complete field development. This category also includes ship charters and rental of equipment and construction support ROVs. During 2006, SURF activities accounted for approximately 64% of total revenue from continuing operations.

Conventional: This comprises engineering and construction activities relating to platforms attached to the seabed and their associated pipelines. Conventional projects involve shallow water activities and proven technology, typically under long-term contracts. Conventional activities include design, construction and installation of fixed platforms. This category also includes selected ship charters and equipment rental in relation to Conventional activities. For fiscal year 2006, Conventional activities accounted for approximately 18% of total revenue from continuing operations.

Inspection, Maintenance and Repair ('IMR'): This comprises, among other things, platform surveys, debris removal and pipeline inspections using ROVs. IMR activities are conducted both under long-term frame agreements with clients and in the spot market. This category also includes ship charters and equipment rental relating to IMR activities. For fiscal year 2006, IMR activities accounted for 6% of total revenue from continuing operations.

Trunklines: This comprises offshore installation of large-diameter pipelines used to carry oil or gas over long distances. Trunkline projects typically are based on large contracts, utilizing the *Acergy Piper* pipelay barge. For fiscal year 2006, Trunklines' activities accounted for approximately 9% of total revenue from continuing operations.

Survey: This comprises of support for both external clients and internal projects in the fields of construction support, pipeline inspection and seabed mapping using specialized survey vessels and Survey ROVs. The construction support activities include, among other things, pre-lay, as-laid and as-trenched surveys, spool metrology, deepwater positioning and light installation works. Platform inspection is performed both underwater and on top-sides (Rope Access). For fiscal year 2006, Survey activities accounted for approximately 3% of total revenue from continuing operations.

Corporate: This comprises all activities that serve more than one segment. These include: NKT Flexibles, SHL, Paragon Engineering Services, Inc., which was disposed in January 2005, and assets that have global mobility including construction and flowline lay support ships, ROVs, trenchers, ploughs and other mobile assets that are not allocated to any one segment. It also includes management and corporate services provided for the benefit of all of our businesses. It also includes revenue from Serimer DASA until May 31, 2004 and from Paragon Litwin and Paragon Italia S.r.L. until June 9, 2004. For fiscal year 2006, Corporate activities accounted for approximately nil% of total revenue from continuing operations.

We also provide field decommissioning services at the end of the working life of an offshore oilfield, although no material revenues were generated during any of the periods presented.

The following table shows net operating revenue from continuing operations for 2006, 2005 and 2004 by service capability:

For the fiscal year ended November 30

(in millions)	2006 $	2005 $	2004 $
SURF	**1,356.3**	783.5	526.2
Conventional	**390.4**	391.6	293.3
IMR	**129.6**	111.9	155.9
Trunklines	**190.9**	158.6	–
Survey	**55.9**	27.1	16.0
Corporate	**1.1**	10.6	108.2
Total Net Operating Revenue	**2,124.2**	1,483.3	1,099.6

For fiscal year ended November 30, 2006, three clients each individually accounted for more than 10% of our total revenue from continuing operations. Our largest client contributed $493.8 million, representing 23.2% of our total revenue from continuing operations, and recognized in Acergy Africa and Mediterranean. Our second largest client accounted for $356.5 million representing 16.8% of our total revenue from continuing operations and reported in Acergy Northern Europe and Canada. $314.6 million, representing 14.8% of our total revenue from continuing operations was recorded from our third largest client in Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East.

20. Segment and Related Information (continued)

During the fiscal year ended November 30, 2005, four clients each individually accounted for more than 10% of our total revenue from continuing operations. Revenue from the largest client was $301.5 million, representing 20.3% of our total revenue. This revenue was attributable to Acergy Northern Europe and Canada. The revenue from our second largest client was $218.2 million representing 14.7% of our total revenue and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada, Acergy North America and Mexico and Acergy Asia and Middle East. $204.4 million, representing 13.8% of our total revenue was recorded from our third largest client in Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. Our fourth largest client accounted for $191.0 million of revenue, representing 12.9% of our total revenue recognized in Acergy Africa and Mediterranean and Acergy Northern Europe and Canada.

During the fiscal year ended November 30, 2004, one client accounted for more than 10% of our total revenue. The revenue from this client was $212.5 million, representing 17.1% of our total revenue and was attributable to Acergy Africa and Mediterranean and Acergy Northern Europe and Canada.

21. Common Shares and Treasury Shares

As at November 30

(in millions)	**2006 Number of shares**	**2006 Par value $**	2005 Number of shares	2005 Par value $
Common Shares, $2.00 par value – authorized	**230.0**	**460.0**	230.0	460.0
Shares issued	**194.5**	**389.0**	192.8	385.5
Shares outstanding (excludes Common Shares held as Treasury Shares)	**192.7**	**385.4**	191.9	383.7
Treasury Shares[(a)]	**1.8**	**3.6**	0.9	1.8

a) The Treasury Shares valued at cost as at November 30, 2006 were $17.5 million (2005: $1.0 million and 2004: $1.0 million).

During fiscal year 2006 the following transactions occurred:

- 1,744,533 options were exercised, as disclosed in Note 23 'Share Option Plans' below.
- On September 11, 2006 we announced the commencement of our share buyback program up to a maximum of 10% of our issued share capital, pursuant to the standing authorization granted to the Board at the annual general meeting held on May 15, 2006 for a maximum aggregate consideration of $300 million. Any such repurchases are open market repurchases on the Oslo Stock Exchange. During fiscal year 2006 we had repurchased 914,800 Common Shares for a total consideration of $16.5 million.

During fiscal year 2005 1,368,371 options were exercised, as disclosed in Note 23 'Share Option Plans' below.

Luxembourg law requires that 5% of our unconsolidated net income each year is allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of our stated capital, as represented by Common Shares, after which no further allocations are required until further issuance of shares. The legal reserve may also be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all outstanding Common Shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

As at November 30, 2006, $36.3 million of the consolidated deficit represented undistributed earnings of non-consolidated joint ventures (2005: $17.1 million).

22. Earnings per Share

Basic earnings per share amounts are calculated by dividing the net income by the weighted average number of shares outstanding during the year. For the diluted earnings per share calculation the net income from continuing operations is adjusted for the effect of the Convertible Notes and the weighted average number of shares outstanding is adjusted for the potential dilutive effect of share options and the Convertible Notes.

Reconciliations of the net income and weighted average number of shares outstanding used in the calculations are set out below:

For the fiscal year ended November 30

(in millions)	**2006 $**	2005 $	2004 $
Basic:			
Income from continuing operations	**220.9**	106.4	44.9
Income (loss) from discontinued operations	**15.8**	33.1	(39.8)
Net income	**236.7**	139.5	5.1
Diluted:			
Income from continuing operations	**220.9**	106.4	44.9
Dilutive effect of Convertible Note	**1.6**	–	–
Income from continuing operations	**222.5**	106.4	44.9
Income (loss) from discontinued operations	**15.8**	33.1	(39.8)
Net income	**238.3**	195.5	159.5

For the fiscal year ended November 30

(in millions)	**2006 Number of shares**	2005 Number of shares	2004 Number of shares
Basic:			
Common Shares	**192.7**	191.1	157.6
Total	**192.7**	191.1	157.6
Diluted:			
Dilutive effect of:			
Share options	**5.6**	4.4	1.9
Convertible Note	**2.8**	–	–
Diluted	**201.1**	195.5	159.5

For the fiscal year ended November 30, 2006 the diluted earnings per share have been calculated using the diluted number of 201,055,344 Common Shares (2005: 195,497,733 Common Shares, 2004:159,540,022 Common Shares).

23. Share Option Plans

We operate an option plan approved in April 2003 (the '2003 Plan'). An option plan for key Directors and employees resident in France (the 'French Plan'), is a sub-plan under the 2003 Plan. Options granted under the SMIP, previously named as the Key Staff Retention Plan (see Note 24 'Compensation and Reward' below), were issued under the 2003 Plan.

A Compensation Committee appointed by our Board of Directors administers these Plans. Options are awarded at the discretion of the Compensation Committee to Directors and key employees.

Under the 2003 Plan options on up to but not exceeding 6.3 million Common Shares can be granted. This plan replaced the previous plan (the '1993 Plan'). The unused portion of options authorized to be granted under the 1993 Plan (approximately 1.3 million) was rolled forward into the 2003 Plan. Any options granted under the French Plan count against this limit. Other than options granted under the SMIP, options under the 2003 Plan (and therefore also under the French Plan) may be granted, exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option is granted. Such options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. We issue new shares when a share option is exercised. The key terms of options granted under the SMIP are described in Note 24 'Compensation and Reward' below.

During fiscal year 2006, 943,000 options were granted, which included 183,000 options granted under the French Plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(continued)

23. Share Option Plans (continued)

We adopted SFAS No. 123(R) from December 1, 2005 using the modified prospective application method and therefore restatement of previously issued results is not required for the portion of awards that had vested at the date of adoption. We have accrued for compensation expense of $4.5 million (net of tax benefit of $0.4 million) (2005: $nil, 2004: $nil) for non-performance based share options using the graded vesting attribution method. The pro-forma disclosure in Note 2 of the Consolidated Financial Statements shows what the charge would have been in fiscal years 2004 and 2005 if compensation expense had been recognized in previous years using the fair value method under SFAS No.123. Compensation expense of $1.3 million (2005: $9.5 million, 2004: $2.6 million) for the SMIP has been accrued for on the basis of the most probable outcome of meeting the objectives in the plan. SFAS No. 123(R) bases this charge on the fair value of the option at the grant date whereas under the previous bulletin APB No. 25, under which the SMIP was accounted for prior to adoption of SFAS No. 123(R), the charge was based on the excess of the quoted market price at the balance sheet date over the option exercise price. Under APB No. 25, changes in the quoted market price were reflected as an adjustment in the period the change occurred. The charge in fiscal year 2006 under APB No. 25 would have been $28.3 million. The effect of adoption of SFAS No. 123(R) is to increase our income from continuing operations and net income for fiscal year 2006 by $22.5 million and to increase our basic and diluted earnings per share from continuing operations by $0.12 and $0.11 respectively.

The following tables reflect total options activity for the three-year period ended November 30, 2006, including under the SMIP:

For the fiscal year ended November 30

	Shares	**2006 Weighted average exercise price**	Shares	2005 Weighted average exercise price	Shares	2004 Weighted average exercise price
Outstanding at beginning of year	**9,770,001**	**5.45**	10,060,311	4.81	4,564,072	7.55
Granted	**943,000**	**19.17**	1,151,000	9.43	5,744,700	2.68
Exercised	**(1,744,533)**	**6.18**	(1,368,371)	4.02	(4,734)	1.19
Forfeited	**(436,096)**	**8.23**	(72,939)	5.08	(152,513)	7.29
Expired	**(32,131)**	**2.71**	–	–	(91,214)	3.09
Outstanding at end of year	**8,500,241**	**6.77**	9,770,001	5.45	10,060,311	4.81
Exercisable at end of year	**2,572,701**	**8.25**	2,880,835	9.39	3,169,986	9.15
Weighted average fair value of options granted during the year		**9.55**		6.78		1.81

The total intrinsic value of options exercised, being the excess of the quoted market price of our stock at the exercise date over the option exercise price, in fiscal year 2006 was $17.2 million (2005: $8.4 million, 2004: $nil). The total fair value of share options vested in fiscal year 2006 was $4.2 million (2005: $2.5 million, 2004 $2.2 million).

Of the options outstanding as at November 30, 2006, but not yet exercisable, 0.5 million options had performance criteria attached under the SMIP that need to be fulfilled before they can be exercised (2005: 1.2 million, 2004: 1.8 million). Subject to achieving the performance criteria, these options will vest in the first quarter of fiscal year 2007 upon completion of the SMIP at which time they will become exercisable to those senior executives still in service.

The fair value of each share option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004
Risk-free interest rate	**4.6%**	4.3%	3.93%
Expected life of options	**5 years**	7 years	7 years
Expected volatility	**51.1%**	73.96%	76.9%
Expected dividend yield	**–**	–	–

The expected life of an option is determined by taking into consideration the vesting period of options and the observed historical pattern of share option exercises. The expected volatility over the expected term of the option is estimated from our historical volatility. The expected dividend yield assumption is $nil as we have not previously paid a dividend nor had a dividend been declared at the time of share option grants.

The total compensation costs for share-based arrangement in fiscal year 2006 was $6.2 million (2005: $9.5 million, 2004: $2.6 million).

As at November 30, 2006 the total compensation cost not yet recognized in relation to non-vested share options was $12.6 million and was expected to be recognized over the weighted-average period of 3.4 years.

23. Share Option Plans (continued)

The following table summarizes information about share options outstanding as at November 30, 2006:

As at November 30, 2006

	Options outstanding				Options exercisable		
	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price $	Aggregate intrinsic value [a] $ (in millions)	Number exercisable	Weighted average exercise price $	Aggregate intrinsic value [a] $ (in millions)
Common Shares (range of exercise prices)							
$11.21-19.45	1,387,590	7.82	17.77	2.7	444,590	14.78	2.2
$7.31-11.20	1,792,861	5.99	9.96	17.4	981,743	10.31	9.2
$3.01-7.30	1,087,241	6.89	5.36	15.6	642,221	5.60	9.1
$1.19-3.00	4,232,549	7.18	2.17	74.2	504,147	1.87	9.0
Total	8,500,241	7.00	6.77	109.9	2,572,701	8.25	29.5

(a) Being the excess, if any, of the quoted market price of our stock at the balance sheet date over the option exercise price.

24. Compensation and Reward

We have in place an incentive compensation plan, which provides for annual cash awards to officers, directors and employees.

Performance Bonus

The performance bonus provides for annual cash rewards to employees based on regional financial and operating performance. The determination of an employee's individual award will be based on salary and individual performance measured against set criteria. The Compensation Committee appointed by our Board of Directors administers the policy. A charge of $23.8 million has been recorded in respect of fiscal year 2006 (2005: $16.0 million, 2004: $8.8 million).

Retention Bonus

On June 1, 2006, we introduced a retention bonus scheme for all our key employees and middle management. This two-year scheme is based on salary and is payable in cash towards the end of fiscal year 2008 subject to continuing employment. A charge of $2.7 million was recorded in fiscal year 2006.

Senior Management Incentive Plan (SMIP)

As a condition of the new bonding facility agreement finalized in 2004, we were required to put in place a Key Staff Retention Plan ('KSRP'), now called the SMIP, in order to secure the services of certain senior executives through to the first quarter of 2007. The SMIP provides for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic objectives for each of the fiscal years 2004, 2005 and 2006. The objectives fixed in the plan, and agreed by the Board Compensation Committee, include targets for net profit, management team retention, bonding lines, internal controls over accounting and audit activities, business growth and restructuring.

The cash element of the SMIP is accounted for in accordance with SFAS No. 5, and the share option element is accounted for in accordance with SFAS No. 123(R) from the date of adoption of that standard on December 1, 2005. Prior to the adoption of SFAS No. 123(R) the share option element was accounted for as a variable plan under APB No. 25. As SFAS No. 123(R) was adopted using the modified prospective method no restatement of previously issued results was required.

We have accrued for the portion of compensation expense relating to the service period completed to date. Total expected compensation for the three-year plan was calculated taking into account the probability of the performance conditions being met over the period of the plan.

The cumulative amount accrued in respect of the cash compensation element of the SMIP was $4.7 million as at November 30, 2006 (2005: $3.0 million). No amounts were settled during the year.

The cumulative amount charged in respect of the options element of the SMIP as at November 30, 2006 was $13.4 million (2005: $12.1 million). This represents a charge under SFAS No. 123(R) of $1.3 million in fiscal year 2006 which was based on the fair value of the options at the date of grant which was at the inception of the SMIP. The remaining charge of $12.1 million, calculated in accordance with APB No. 25, is based on the difference between the exercise price of $2.30 per share and our share price as at November 30, 2005, the date of adoption of SFAS No. 123(R), of $10.41 (2004: $5.86). No amounts were settled during the year.

The options under the SMIP do not vest until the end of the first quarter of fiscal year 2007 and are then exercisable up until ten years from the date of grant.

25. Commitments and Contingencies

As at November 30, 2006 we had committed to purchase $107.4 million of tangible assets from external suppliers (2005: $92.3 million).

Bateman

We received a claim from Bateman Oil & Gas BV ('Bateman'), the company which acquired Paragon Litwin S.A. ('Litwin'), our former engineering subsidiary on June 9, 2004. Bateman is claiming an initial amount of $12.1 million on the grounds of alleged misrepresentation when the business was sold, and on February 17, 2006 referred the claim for arbitration. Currently, a hearing is scheduled for January 2008. We believe that the claim has no merit and it is not considered probable that we will suffer a material loss as a consequence of this legal action. We have therefore recorded no provision for this claim.

Other Matters

In addition, in the course of our business, we become involved in contract disputes from time-to-time due to the nature of our activities as a contracting business involved in several long-term projects at any given time. We make provisions to cover the expected risk of loss to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability we may anticipate.

Furthermore, we are involved in legal proceedings from time to time incidental to the ordinary conduct of our business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require us to make additional expenditures in excess of reserves that we may establish. In the ordinary course of business, various claims, suits and complaints have been filed against us in addition to the ones specifically referred to above. Although the final resolution of any such other matters could have a material effect on our operating results for a particular reporting period, we believe that they should not materially affect our consolidated financial position.

For accounting purposes, we expense legal costs as they are incurred.

26. Financial Instruments

We operate in a large number of countries throughout the world and, as a result, are exposed to currency fluctuations largely as a result of incurring operating expenses in the normal course of business. We selectively hedge future cash inflows and outflows from client receipts and supplier payments in currencies other than the functional currency of the contracting subsidiary entity. Our major foreign currency exposures are to the Euro, British pound sterling and Norwegian krone.

The changes in the fair value of derivative instruments will be offset in part or in whole by corresponding changes in the expected cash flows of the underlying exposures being hedged. Where the derivative instrument forms part of a hedging relationship which is designated and effective in accordance with SFAS No. 133 the offsetting changes in fair value are reported in the consolidated statement of operations in the same reporting period that the hedged transaction effects earnings. Where no such hedging relationship exists the offsetting changes in fair value may be reported in the consolidated statement of operations in different reporting periods. We do not hold or issue derivative instruments for speculative purposes.

All of our derivative instruments are over-the-counter instruments entered into with major financial credit institutions to hedge our committed exposures. Our derivative instruments are primarily standard foreign exchange forward contracts, which subject us to a minimum level of exposure risk and have maturities of less than 24 months. We do not consider that there exists a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments.

26. Financial Instruments (continued)

The following foreign exchange forward contracts, maturing between December 1, 2006 and September 9, 2007 were outstanding as at November 30, 2006:

As at November 30

(in millions, indicated in local currency)	2006 Purchase	2005 Purchase
Euro	**18.0**	104.6
Brazilian real	**38.0**	–
US dollar	–	–
Singapore dollar	–	5.4
Norwegian krone	–	70.4
British pound sterling	**0.8**	25.5

As at November 30, 2006 the fair value of derivative instruments recorded in the Balance Sheet was $2.1 million (2005: $(19.7) million) representing $2.2 million of assets (2005: $0.3 million) and $0.1 million of liabilities (2005: $20.0 million).

We designate foreign exchange derivative instruments as hedging instruments under SFAS No. 133 in procedurally defined circumstances where we both qualify for hedge accounting and when the potential benefits of application of hedge accounting are believed to outweigh the related compliance cost. All hedging relationships designated to date have been designated as cash flow hedges.

As at November 30, 2006 a gain of $4.0 million (net of tax provision of $0.8 million) has been recorded in OCI, as described in Note 2 'Accounting Policies – Derivatives and Hedging Activities', until the underlying transaction is recognized in the Consolidated Statement of Operations. The full amount relates to hedges, maturing on or before May 25, 2007, of capital expenditures. Depreciation of the underlying fixed assets over their estimated useful lives will cause the underlying transaction to be recognized and a proportionate amount of the deferred gain to be reclassified from OCI to the Consolidated Statement of Operations. A loss of $0.5 million has been reported under 'Foreign currency exchange (losses) gains, net' in the Consolidated Statement of Operation for the fiscal year ended November 30, 2006 in respect of the ineffective or excluded component of changes in the fair value of hedging instruments designated under SFAS No. 133. In the fiscal year ended November 30, 2006 no amounts were reclassified from OCI to the Consolidated Statement of Operations in respect of discontinuance of cash flow hedges where it was probable that the original forecast transaction will not occur (2005: $nil, 2004 $nil).

The $4.0 million gain recorded in OCI also represents the net change in our current fiscal year hedging transactions as there was no brought forward balance at the beginning of fiscal year 2006 and no reclassification recorded in our Consolidated Statements of Operations.

In fiscal year 2005 forward exchange contracts were used to economically hedge the exchange rate of commitments in currencies other than the US dollar. As a consequence of our then current legal structure, we concluded that these transactions could not and cannot be designated as accounting hedges in accordance with FAS 133. The effect for fiscal year 2005 was a $19.8 million ($13.9 million after tax) non-cash charge.

The following table summarizes the estimated fair value amounts of our financial instruments which have been determined by us, using appropriate market information and valuation methodologies. In some cases, judgment is required to develop the estimates of fair values, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange:

As at November 30

(in millions)	2006 Carrying amount $	2006 Fair Value $	2005 Carrying Amount $	2005 Fair Value $
Financial assets:				
Cash and cash equivalents	**717.5**	**717.5**	316.0	316.0
Restricted cash deposits	**24.2**	**24.2**	14.6	14.6
Employee loans	**1.4**	**1.4**	1.3	1.3
Forward contracts	**2.2**	**2.2**	0.3	0.3
Financial liabilities:				
Other long-term debt (including current portion)	**9.5**	**9.5**	9.5	9.5
Convertible Notes	**500.0**	**547.7**	–	–
Forward contracts	**0.1**	**0.1**	20.0	20.0

The carrying amounts of cash and cash equivalents and bank overdrafts approximate their fair value. The estimated value of our long-term debt is based on interest rates as at November 30, 2006 and 2005 using debt instruments of similar risk.

27. Guarantees

We arrange for bank guarantees, which collectively refer to bank guarantees, performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of our performance obligation to be provided to our clients in connection with our work on specific projects.

The total amount outstanding in respect of bank guarantees was $321.7 million as at November 30, 2006, $326.0 million as at November 30, 2005 and $259.0 million as at November 30, 2004. The purpose of the bank guarantees generally is to enable our clients to recover cash paid to us in advance of performing our obligations under the contract or to obtain cash compensation should we be unable to fulfill our performance obligations under our contracts.

We have the following facilities available to provide bank guarantees:

The $400 Million Amended and Restated Revolving Credit and Guarantee Facility

On August 10, 2006 we amended the $350 million multi-currency revolving credit and guarantee facility to increase the facility to $400 million with the existing consortium of banks and to extend the maturity until August 10, 2011 as described in Note 15 'Long-term Debt and Capital Lease Obligations' above. As at November 30, 2006 the amount of guarantees under this facility was $267.4 million, (2005: $209.2 million).

Other Bank Guarantee Arrangements

We had arrangements with a number of financial institutions to issue bank guarantees on our behalf. As at November 30, 2006, the aggregate amount of guarantees issued under these facilities was $49.3 million. There was no availability for further issuances under these facilities. In addition to the amounts available under the $400 million amended and restated revolving credit and guarantee facility, as at November 30, 2006 we have an additional $30 million bank guarantee facility with Credit Industriel et Commercial Bank ('CIC') of which $5.0 million was utilized. There are also two unsecured local bond lines for the sole use of PT Acergy Indonesia, a $5 million line with HSBC Indonesia of which $0.1 million was utilized as at November 30, 2006 and a line with Asuransi Takaful Umum. The bonds under these facilities were issued to guarantee our project performance and that of our subsidiaries and joint ventures to third parties in the normal course of business.

The table below summarizes as at November 30, 2006 all outstanding bank guarantees, issued by us. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there is non-performance under a contract by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses.

As at November 30

(in millions)	Expire within one year $	Expire after one year $	Total amount outstanding $
Bank guarantees – joint ventures	**11.4**	**11.7**	**23.1**
Bank guarantees – subsidiaries	**114.0**	**184.6**	**298.6**
Total	**125.4**	**196.3**	**321.7**

The fair value of guarantees recognized provided in respect of joint ventures as at November 30, 2006 was $0.2 million.

We have a several guarantee arrangement for the repayment of 50% of the drawings under a $150 million loan taken out by the SapuraAcergy joint venture to fund partially the construction of the vessel *Sapura 3000*. We have also issued a several performance guarantee with the construction consortium in respect of the construction costs of the vessel. These guarantees are expected to expire in July 2007 on completion of construction of the *Sapura 3000*.

28. Subsequent Events

On February 9, 2007 our Board resolved to recommend a dividend of 20 cents per Common Share, subject to shareholder approval at the annual general meeting. In addition, we have made additional purchases of 3,934,900 of our Common Shares under our share buyback program for aggregate consideration of $69.5 million.

INVESTOR INFORMATION

Investor Relations

[illegible] and performance and [illegible] Transfer Agents, Registrar and [illegible]

Acergy S.A. is a Company registered in Luxembourg whose stock trades on the NASDAQ and Oslo Stock Exchanges. The principal executive offices of Acergy M.S. Limited is based in London. The Group reports quarterly in accordance with US GAAP.

Acergy senior management devote a considerable period of their time to communication with shareholders and analysts by means of quarterly earnings reports and [illegible] presentations and conference calls. A [illegible]

[illegible] CEO and CFO in Europe and the United States [illegible] February and again in September or October. The [illegible] to meet investors and those who may become investors [illegible] in London or [illegible] as necessary.

The Group has three nominated people who manage the [illegible] information. These are Tom Ehret (CEO), Stuart Jackson (CFO) and Julian Thomson (Investor Relations Manager). Requests for meetings with senior management [illegible]

[illegible] www.acergy-group.com. [illegible]

Geographical distribution of shareholders as at January 16, 2007

United States	30.1%
United Kingdom	22.[illegible]
Norway	15.[illegible]%
Germany	[illegible]
Rest of World	[illegible]
Netherlands	[illegible]
Switzerland	[illegible]3%
France	[illegible]2%
Sweden	2.2[illegible]

Investor Relations and Press Enquiries

[illegible]



Julian Thomson
Group Manager Communications and Investor Relations
Acergy M.S. Limited
[illegible] House
[illegible] Road
Sunbury-on-Thames TW16 7[illegible]T
United Kingdom
Tel: +44 1932 773764
Fax: +44 1932 773701
email: [illegible]

Financial Information

Copies of press releases, quarterly earnings releases, Annual Reports and SEC Form 20-F are available on the Group's internet site [illegible]



Kelly Good
[illegible]
Acergy M.S. Limited
[illegible] House
Windmill Road
Sunbury-on-Thames TW16 [illegible]T
United Kingdom
Tel: +44 1932 773758
Fax: +44 1932 773701
email: kelly.good@acergy-group.com

Investor Relations

STOCK TRADING HISTORY AND SHAREHOLDER INFORMATION

Stock Listings
Common Shares are listed on the Oslo Stock Exchange under symbol ACY and the NASDAQ Stock Exchange as an American Depositary Receipt (ADR) under symbol ACGY

Shares Outstanding (as at 13 February 2007)
Common Shares 194,915,864 of which 4,840,700 are held directly by Acergy S.A. This figure excludes 879,121 Common Shares held as ADRs by a subsidiary of Acergy S.A. and held in Treasury

NASDAQ volume and share price



Common Shares – NASDAQ (US dollars) Ticker ACGY

		Qtr1	Qtr2	Qtr3	Qtr4
2006	High	13.52	17.71	18.50	20.85
	Low	10.27	13.00	[illegible]	[illegible]

Common Shares – Oslo (Norwegian kroner) Ticker ACGY

		Qtr1	Qtr2	Qtr3	Qtr4
[illegible]	High	92.25	[illegible]	[illegible]	[illegible]
	Low	[illegible]	[illegible]	[illegible]	[illegible]

ADR Program
[illegible]

Country of Incorporation
[illegible]

Annual General Meeting
[illegible] May 2007 at 3.00 pm
Services Generaux de Gestion S.A.
23 [illegible] Monterey
L 2086 Luxembourg

Internet Address
www.acergy-group.com

Transfer Agent and Registrar
Common Shares
DnB NOR Bank ASA
Stranden 21
[illegible]

Depositary Bank
[illegible] ADR
[illegible] Trust Company [illegible]
[illegible]
New York NY [illegible]
United States
Shareholder Service 1-866 249 [illegible]
Broker Service Desk 1-212-250-[illegible]
www.adr.db.com

Auditors
Deloitte & Touche LLP
London
United Kingdom
[illegible] 44 [illegible] 7936 3000

Corporate Broker
[illegible]

ACERGY CONTACTS

Corporate Information
Principal Executive Offices
Acergy S.A.
c/o Acergy M.S. Limited
Dolphin House
Windmill Road
Sunbury-on-Thames
Middlesex TW16 7HT
United Kingdom
T. +44 1932 773700
F. +44 1932 773701
www.acergy-group.com

Regional Offices:
Acergy Northern Europe and Canada
Acergy UK Limited
Bucksburn House
Howes Road
Aberdeen AB16 7QU
T. +44 1224 718200
F. +44 1224 715129

Acergy Norway A.S.
Norway
Tanger 7, Postboks 740
4004 Stavanger, Norway
T. +47 51 84 50 00
F. +47 51 83 59 00

Acergy Africa and Mediterranean
Acergy France S.A.
1 Quai Marcel Dassault
92156 Suresnes Cedex Paris
T. +33 1 40 97 63 00
F. +33 1 40 97 63 33

Acergy Asia and Middle East
Acergy Singapore Pte. Ltd.
460 Alexandra Road
#09-01 PSA Building
Singapore 119963
Singapore
Tel: +65 63094700
Fax: +65 6545 6618

Acergy North America and Mexico
Acergy US Inc.
10787 Clay Road
Houston, TX 77041
United States
T. +1 713 430 1100
F. +1 713 461 0039

Acergy South America
Acergy Brasil S.A.
Rua México 3 – 10º andar
Rio de Janeiro
CEP 20031-144,
RJ, Brazil
T. +55 21 2220 6060
F. +55 21 2220 5401

Mixed Sources

Printed on Revive 50:50 Silk, a 50% recycled paper with FSC certification.

The composition of the paper is 25% de-inked post-consumer waste, 25% unprinted pre-consumer waste and 50% virgin fibre. All pulps used are Elemental Chlorine Free (ECF) and the manufacturing mill is accredited with the ISO 14001 standard for environmental management.

The use of the FSC logo identifies products which contain wood from well-managed forests certified in accordance with the rules of the Forestry Stewardship Council.

Designed and produced by Black Sun Plc. Printed in England by Granite.

Acergy S.A. Principal Executive Offices
c/o Acergy M.S. Limited
Dolphin House, Windmill Road
Sunbury-on-Thames, TW16 7HT, United Kingdom
T: +44 1932 773700 F: +44 1932 773701
www.acergy-group.com

END